Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ___________________

                         Midwest Express Holdings, Inc.
             (Exact name of registrant as specified in its charter)

           Wisconsin                   4500                 39-1828757
           (State of             (Primary Standard       (I.R.S. Employer
         incorporation)             Industrial          Identification No.)
                                Classification Code
                                      Number)

                            6744 South Howell Avenue
                         Oak Creek, Wisconsin 53154-1402
                                 (414) 570-4000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                             _______________________

                               Timothy E. Hoeksema
          Chairman of the Board, President and Chief Executive Officer
                         Midwest Express Holdings, Inc.
                            6744 South Howell Avenue
                         Oak Creek, Wisconsin 53154-1402
                      (414) 570-4000  Fax:  (414) 570-9666
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ______________________________

                                   Copies to:
      O. George Everbach,      Phillip J. Hanrahan,    Robert F. Wall, Esq.
              Esq.                     Esq.              Winston & Strawn
         Kimberly-Clark           Foley & Lardner         35 West Wacker
          Corporation           777 East Wisconsin       Drive, Suite 4200
        P.O. Box 619100               Avenue            Chicago, Illinois
         Dallas, Texas         Milwaukee, Wisconsin            60601
            75261-9100                 53202           (312) 558-5600  Fax:
     (214) 281-1200  Fax:      (414) 297-5645  Fax:       (312) 558-5700
         (214) 281-1578           (414) 297-4900
                          ____________________________

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                          ____________________________

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
   Securities Act of 1933, check the following box.    [_]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration
   statement for the same offering.   [_]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                          ____________________________

                         CALCULATION OF REGISTRATION FEE

                                        Proposed     Proposed
      Title of Each                      Maximum      Maximum
         Class of                       Offering     Aggregate    Amount of
     Securities to be   Amount to be    Price Per    Offering     Registra-
        Registered      Registered(1)   Share(2)     Price(2)     tion Fee

    Common Stock, $.01
     par value, with
     attached             1,288,571
     Preferred Share     shares and
     Purchase Rights       rights       $32.8125    $42,281,236    $14,580

   (1) Includes 130,000 shares of Common Stock issuable upon exercise of an over-allotment option granted to the Underwriters, if any. Shares of Common Stock issued will have attached thereto Preferred Share Purchase Rights.

   (2) Estimated solely for the purpose of calculating the registration fee pursuant to Section 6(b) of the Securities Act of 1933 and Rule 457 thereunder.
                             ______________________

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         MIDWEST EXPRESS HOLDINGS, INC.

                Cross Reference Sheet Pursuant to Item 501(b) of
              Regulation S-K Showing the Location in the Prospectus
                   of Information Required by Items in Form S-1

                                                     Caption or Location
            Pursuant to Item Number in Form S-1          in Prospectus

       1.  Forepart of the Registration
            Statement and Outside Front Cover     Outside Front Cover Page
            Page of Prospectus . . . . . . . . .
       2.  Inside Front and Outside Back Cover    Inside Front Cover
            Pages of Prospectus  . . . . . . . .   Page; Back Cover Page
       3.  Summary Information, Risk Factors and
            Ratio of Earnings to Fixed Charges .  Prospectus Summary; Risk
                                                   Factors; The Company;
       4.  Use of Proceeds . . . . . . . . . . .  Prospectus Summary; Use
                                                   of Proceeds
       5.  Determination of Offering Price . . .  Not Applicable
       6.  Dilution  . . . . . . . . . . . . . .  Not Applicable
       7.  Selling Security Holders  . . . . . .  Principal Stockholders
                                                   and Selling Stockholder
       8.  Plan of Distribution  . . . . . . . .  Underwriting
       9.  Description of Securities to be        Description of Capital
           Registered  . . . . . . . . . . . . .   Stock
      10.  Interests of Named Experts and         Legal Matters; Experts
           Counsel . . . . . . . . . . . . . . .
      11.  Information with Respect to the
            Registrant                            Prospectus Summary; The
             (a) Description of Business . . . .   Company; Business
             (b) Description of Property . . . .  Business-Facilities
             (c) Legal Proceedings . . . . . . .  Business-Legal
                                                   Proceedings
             (d) Market Price of and Dividends
             on the Registrant's Common Equity    Front Cover Page; Price
             and Related Shareholder Matters . .   Range of Common Stock
                                                   and Dividend Policy;
                                                   Description of Capital
                                                   Stock
             (e) Financial Statements  . . . . .  Index to Consolidated
                                                   Financial Statements
             (f) Selected Financial Data . . . .  Prospectus
                                                   Summary; Selected
                                                   Historical Financial
                                                   and Operating Data
             (g) Supplementary Financial          Management's Discussion
             Information . . . . . . . . . . . .   and Analysis of
                                                   Financial Condition and
                                                   Results of Operations
             (h) Management's Discussion and
             Analysis of Financial
             Condition and Results of Operations  Management's Discussion
                                                   and Analysis of Financial
                                                   Condition and Results of
                                                   Operations
             (i) Changes in and Disagreements
             with Accountants on                  Not Applicable
             Accounting and Financial Disclosure
             (j) Directors and Executive          Management
             Officers  . . . . . . . . . . . . .
             (k) Executive Compensation  . . . .  Management
             (l) Security Ownership of Certain
             Beneficial Owners and Management  .  Principal Stockholders
                                                   and Selling Stockholder
             (m) Certain Relationships and        Management; Certain
             Related Transactions  . . . . . . .   Transactions;
                                                   Relationship with Kimberly-
                                                   Clark
      12.  Disclosure of Commission Position on
            Indemnification for Securities Act
            Liabilities  . . . . . . . . . . . .  Not Applicable

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                              Subject to Completion
                                   May 8, 1996
   Prospectus

   1,158,571 Shares                                                    [logo]
   Midwest Express Holdings, Inc.

   Common Stock
   ($.01 par value)

   All of the shares of Common Stock offered hereby are being sold by a wholly owned subsidiary of Kimberly-Clark Corporation. See "Principal Stockholders and Selling Stockholder." The Company will not receive any proceeds from the sale of the Common Stock in the Offering. All proceeds from the Offering will be received by the Selling Stockholder.

   The Common Stock is traded on the New York Stock Exchange under the symbol "MEH." On May 6, 1996, the reported closing sale price of the Common Stock as quoted on the New York Stock Exchange was $32.875 per share. See "Price Range of Common Stock and Dividend Policy."

   See "Risk Factors" on page 7 for a discussion of certain factors that should be considered by prospective purchasers.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                     Proceeds to
                    Price to        Underwriting     Selling
                    Public          Discount         Stockholder (1)
    Per Share . .   $               $                $
    Total(2)  . .   $               $                $

   (1) The Company will bear all Offering expenses other than the Underwriting Discount, which will be borne by the Selling
        Stockholder. The Offering expenses are estimated to be approximately $200,000.

   (2) The Selling Stockholder has granted the Underwriters a 30-day option to purchase up to an additional 130,000 shares of Common Stock on the same terms as the Common Stock offered hereby solely to cover over-allotments, if any. If the over-allotment option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds
        to Selling Stockholder will be                 ,               , and
                     , respectively. See "Underwriting."

   The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the certificates representing the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about
             , 1996.


    Salomon Brothers Inc                 Robert W. Baird & Co.
                                              Incorporated



   The date of this Prospectus is May   , 1996.

   [Route map of United States labeled "Midwest Express Airlines" depicting service between Milwaukee and Omaha bases of operations and destination cities as listed below:

          MILWAUKEE SERVICE                  Newark, New Jersey
                                             Omaha, Nebraska
          Appleton, Wisconsin                Philadelphia, Pennsylvania
          Atlanta, Georgia                   Phoenix, Arizona
          Boston, Massachusetts              San Diego, California
          Cleveland, Ohio                    San Francisco, California
          Columbus, Ohio                     Tampa, Florida
          Dallas/Ft. Worth, Texas            Toronto, Ontario
          Denver, Colorado                   Washington National
          Ft. Lauderdale, Florida
          Ft. Myers, Florida                 OMAHA SERVICE
          Grand Rapids, Michigan
          Kansas City, Missouri              Los Angeles, California
          Las Vegas, Nevada                  Milwaukee, Wisconsin
          Los Angeles, California            Newark, New Jersey
          Madison, Wisconsin                 San Diego, California
          New York La Guardia                Washington National]


   [Map of Midwestern United States and adjoining areas labeled "Skyway Airlines, The Midwest Express Connection" showing service at:

              Cities
          Appleton, Wisconsin                Louisville, Kentucky
          Cincinnati, Ohio                   Madison, Wisconsin
          Cleveland, Ohio                    Milwaukee, Wisconsin
          Columbus, Ohio                     Muskegon, Michigan
          Dayton, Ohio                       Nashville, Tennessee
          Des Moines, Iowa                   Omaha, Nebraska
          Detroit, Michigan                  Rockford, Illinois
          Flint, Michigan                    St. Louis, Missouri
          Grand Rapids, Michigan             South Bend, Indiana
          Green Bay, Wisconsin               Toronto, Ontario
          Indianapolis, Indiana              Traverse City, Michigan
          La Crosse, Wisconsin                  (seasonal)
          Lansing, Michigan                  Wausau/Stevens Point, Wisconsin]

        IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

        As used in this Prospectus, unless the context otherwise requires (i) the "Company" refers to Midwest Express Holdings, Inc., a Wisconsin corporation, and its subsidiaries and, prior to the formation of Midwest Express Holdings, Inc. in 1995, Midwest Express Airlines, Inc. and its subsidiary; (ii) "Midwest Express" refers to Midwest Express Airlines, Inc., a wholly owned subsidiary of Midwest Express Holdings, Inc. and the operator of the Company's jet airline service; (iii) "Astral" refers to Astral Aviation, Inc., a wholly owned subsidiary of Midwest Express Airlines, Inc. and the operator of Skyway Airlines, the Company's 19-seat airplane commuter service; (iv) the "Selling Stockholder" refers to K-C Nevada, Inc., an indirect, wholly owned subsidiary of Kimberly-Clark Corporation ("Kimberly-Clark"); (v) the "Common Stock" refers to the Common Stock, $.01 par value, of the Company and associated Preferred Share Purchase Rights described below under "Description of Capital Stock"; (vi) the "Initial Public Offering" refers to the initial offering of Common Stock to the public consummated September 27, 1995; and (vii) this "Offering" refers to the offering by the Underwriters of the Common Stock as described herein.

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by reference to the more detailed information and the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

                                   The Company

        Midwest Express operates a single-class, premium service passenger jet airline that caters primarily to business travelers and serves selected major business destinations throughout the United States from operations bases in Milwaukee and Omaha. Midwest Express' historical results reflect profits since 1987, despite losses in the domestic airline industry during recent years. Midwest Express attained such profits through careful selection of markets, controlled growth, efficient use of resources and a high level of customer service. Recent surveys by Zagat Airline Survey, Conde Nast Traveler and a leading consumer magazine reflect that passengers recognize Midwest Express as the best airline in the United States. See "Business-Customer Service." The Company's service-oriented philosophy is designed to result in premium yields, and Midwest Express enters a market only if it believes it can successfully apply its strategy in the market based upon a careful analysis of market characteristics.

        Midwest Express evolved from Kimberly-Clark's desire to better serve its internal transportation needs. Management has used its experience serving Kimberly-Clark corporate passengers in emphasizing service to business travelers as a commercial airline. The Company believes the percentage of Midwest Express passengers traveling on business exceeds the industry average. To accommodate its business travelers, Midwest Express is committed to providing on-time, primarily nonstop service, with departure and arrival schedules that facilitate maximum use of the business day and a route structure that is convenient for business travelers.

        The Company also offers scheduled commuter air service under the name "Skyway Airlines" through Astral, a wholly owned subsidiary. Astral, which accounted for approximately 13% of the Company's consolidated revenues during 1995, provides service between Milwaukee and over 20 Midwestern cities that feeds passenger traffic into the Midwest Express route system and also provides point-to-point service to selected markets. Astral began operations in February 1994 by taking over routes that Mesa Airlines, Inc. had operated pursuant to a code sharing agreement with Midwest Express. The Company believes there are numerous opportunities to grow commuter operations, either as part of Astral or otherwise, that will further contribute to Midwest Express' stability and growth.

        Midwest Express began commercial operations in 1984 with two DC-9-10 aircraft, serving three destinations from Milwaukee's General Mitchell International Airport. Midwest Express now offers services between Milwaukee and 24 cities. Today, Midwest Express and Astral carry more passengers and operate more flights at Milwaukee than any other airline, together accounting for approximately 30% of the Milwaukee commercial air passenger traffic during 1995. Midwest Express established Omaha as its first base of operations outside Milwaukee in May 1994 and now provides the only nonstop service between Omaha and five cities. The Omaha operations reflected an operating profit for the year ended December 31, 1995.

        As of May 1, 1996, Midwest Express had a fleet of 23 jet aircraft, including four aircraft that Midwest Express acquired since December 1995, of which one entered service in April and the remainder are anticipated to be placed into service by early summer, late summer and year end 1996, respectively. Midwest Express employed one of its recently acquired aircraft to expand Milwaukee service to existing destinations and will use another to increase its charter service capacity. The Company is currently evaluating alternatives for using the remaining two acquired aircraft in a manner consistent with the Company's profitability and growth objectives. As of May 1, 1996, Astral had a fleet of 15 Beechcraft 1900D aircraft.

        The Company's principal strategy is to pursue continued profitability and controlled growth by offering premium airline services at competitive fares. The Company accomplishes this by (i) carefully selecting markets,
   (ii) seeking to generate premium yields through its service-oriented philosophy and rigorous yield management, and (iii) operating in a cost efficient manner without compromising service. The Company believes it will have opportunities for continued growth by pursuing its strategy in the following ways: (a) expanding Milwaukee operations by offering additional service to existing destinations, identifying new destinations for Milwaukee service and seeking additional feeder traffic; (b) expanding Omaha operations by seeking higher passenger loads on existing Midwest Express service to increase the profits the service now generates, expanding service to new destinations and expanding commuter service at Omaha; (c) establishing bases of operations in addition to Milwaukee and Omaha; and (d) growing commuter operations by adding destinations and evaluating opportunities to introduce turboprop aircraft with approximately 30 seats to serve markets that are too small in passenger traffic to support Midwest Express' DC-9 aircraft but can sustain more traffic than Astral's current 19-seat aircraft can serve.

                                  The Offering

   Common Stock Offered by the Selling
     Stockholder(1)  . . . . . . . . . . . . . . .  1,158,571 shares

   Common Stock to be Outstanding before and
     after the Offering(2) . . . . . . . . . . . .  6,428,571 shares

   Use of Proceeds . . . . . . . . . . . . . . . .  The Company will not receive any proceeds
                                                    from the sale of Common
                                                    Stock by the Selling
                                                    Stockholder.

   New York Stock Exchange Symbol  . . . . . . . .  MEH

   ____________________
   (1) Assumes that the Underwriters do not exercise their over-allotment option to purchase up to an aggregate of 130,000 additional shares of Common Stock from the Selling Stockholder. See "Underwriting."
   (2) Does not include 250,000 shares of Common Stock reserved for issuance pursuant to the exercise of options that are outstanding or available for future grants under the Company's 1995 Stock Option Plan or up to 25,000 shares of Common Stock reserved for issuance pursuant to the Company's 1995 Stock Plan for Outside Directors.

                      SUMMARY FINANCIAL AND OPERATING DATA

        The financial data in the following tables have been derived from the Consolidated Financial Statements of the Company for the respective periods presented. The data should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                          Three Months Ended
                                                       Year Ended December 31,                                March 31,
                                     1991          1992         1993          1994         1995            1995        1996
                                                         (Dollars in thousands, except per share amount)

   Statement of Income
    Data:
     Operating revenues  . . . .    $125,262     $133,946      $165,056     $203,592     $259,155         $58,541     $66,608
     Operating expenses  . . . .     124,694      129,854       149,159      192,328      227,781          55,880      62,192
     Operating income  . . . . .         568        4,092        15,897       11,264       31,374           2,661       4,416
     Interest income (expense),
        net(1) . . . . . . . . .          42       (1,594)         (895)        (436)       1,652             333         256
     Income before income taxes          563        2,489        15,000       10,838       31,526           2,994       4,672
     Net income  . . . . . . . .    $    275     $  1,135      $  9,086     $  6,662     $ 19,129         $ 1,833       2,836
     Net income per common
        share  . . . . . . . . .                                                                                      $  0.44


                                                           At December 31,                                   At March 31,
                                     1991          1992         1993          1994         1995            1995        1996
                                                      (Dollars in thousands)

   Balance Sheet Data:
     Cash and cash
       equivalents(1)  . . . . .    $      0     $      0      $      0     $      0      $14,626       $       0    $ 20,297
     Property and equipment, net      58,857       58,390        56,486       57,626       55,919          56,912      58,337
     Total assets  . . . . . . .      72,244       76,712        80,161       95,436       92,833         103,344     101,923
     Intercompany
      (payable)/receivable(1)  .     (19,876)     (18,148)        3,199       17,923           61          24,717           0
     Long-term debt  . . . . . .           0            0             0            0            0               0           0
     Stockholders' equity(1) . .     $20,957      $22,092       $31,178      $37,840      $21,264        $ 39,673    $ 24,100

                                                                                                          Three Months Ended
                                                       Year Ended December 31,                                March 31,
                                     1991          1992         1993          1994         1995            1995        1996
                                                                     (Dollars in thousands)

   Selected Operating and Other
    Data:
     Revenue passenger miles
      (000s)(2)  . . . . . . . .     610,695      661,567       785,391    1,016,028    1,216,753         296,512     308,871
     Available seat miles
      (000s)(3). . . . . . . . .   1,115,664    1,188,263     1,314,522    1,704,196    1,951,037         509,905     500,747
     Passenger load factor
      (%)(4)   . . . . . . . . .        54.7%        55.7%         59.7%        59.6%        62.4%           58.2%       61.7%
     Cost per total ASM (cents
      per mile)(5)   . . . . . .        10.9         10.7          11.1         11.1         11.5            10.7        12.2
     Aircraft in service at end
      of period  . . . . . . . .          13           14            16           32           34              32          34
     Average aircraft
      utilization (hours per
      day)(6)  . . . . . . . . .         8.9          8.8           8.3          8.4          8.6             9.2         8.7
     Full-time equivalent
      employees at end of
      period(7)  . . . . . . . .         892          998         1,082        1,511        1,628           1,573       1,665
     Midwest Express ASMs as %
      of Company ASMs  . . . . .         100%         100%          100%        93.9%        92.0%           93.1%       92.2%
     Passenger yield (cents per
      RPM)(8):
       Midwest Express . . . . .        19.0         18.5          19.0         16.7         17.8            16.2        17.9
       Astral  . . . . . . . . .         N/A          N/A           N/A         48.3         49.9            50.9        52.2

     Depreciation and
      amortization   . . . . . .     $ 5,977      $ 6,348       $ 6,507      $ 6,900      $ 7,515         $ 1,837     $ 1,889
     EBDIATR(9)  . . . . . . . .     $13,083      $16,914       $30,379      $31,305      $52,343         $ 8,495     $10,381

                                                   Year Ended                   Three Months Ended
                                                December 31, 1995                    March 31,
                                                                                 1995              1996
                                             Historical   Pro Forma     Historical  Pro Forma    Historical
                                                     (Dollars in thousands, except per share amounts)

   Pro Forma Statement of Income and Other
   Data(10):
     Operating revenues  . . . . . . . . . .   $259,155    $259,155        $58,541    $58,541       $66,608
     Operating expenses  . . . . . . . . . .    227,781     229,933         55,880     56,635        62,192
     Operating income  . . . . . . . . . . .     31,374      29,222          2,661      1,906         4,416
     Interest income (expense), net  . . . .      1,652       1,585            333        287           256
     Other expense . . . . . . . . . . . . .     (1,500)     (1,500)             0          0             0
     Income before income taxes  . . . . . .     31,526      29,307          2,994      2,193         4,672
     Net income  . . . . . . . . . . . . . .     19,129      17,775          1,833      1,344         2,836
     Net income per common share . . . . . .                   2.77                      0.21          0.44

     Depreciation and amortization . . . . .      7,515       7,515          1,837      1,837         1,889
     EBDIATR(9)  . . . . . . . . . . . . . .   $ 52,343    $ 50,898        $ 8,495    $ 7,973       $10,381
   __________________________

   (1)  Prior to the Initial Public Offering, the Company participated in Kimberly-Clark's cash management program, under which the Company's cash needs were funded by Kimberly-Clark and the Company delivered excess cash to Kimberly-Clark.  The net amount owed to or due from Kimberly-Clark was recorded on the Company's financial statements as a short-term intercompany payable or receivable, respectively.  Prior to 1992, the Company paid no interest on amounts it owed to Kimberly-Clark.
        Under loan agreements between the companies, effective January 1992, the Company paid interest on amounts it owed to
        Kimberly-Clark at the prime rate plus 150 basis points, and Kimberly-Clark paid interest on the amounts Kimberly-Clark owed to the Company at the 30-day commercial paper rate for high grade unsecured notes.  Immediately prior to consummation of the Initial Public Offering, (i) the Company ceased participating in this program, (ii) Kimberly-Clark repaid the outstanding intercompany receivable in full in the amount of $44.0 million and (iii) the Company paid a dividend to the
        Selling Stockholder from its cash on hand in an amount such that the Company had a resulting initial cash balance of approximately $9.0 million.  The Company now relies on its cash flow from operations, bank credit facility and other sources of liquidity and capital to satisfy its cash needs.  See "Management's Discussion and Analysis of Financial
        Condition and Results of Operations-Liquidity and Capital Resources."
   (2)  "Revenue passenger miles" or "RPMs" represent the number of revenue passenger miles flown on scheduled service flights.
   (3)  "Available seat miles" or "ASMs" represent the number of seats available for passengers on scheduled service flights multiplied by the number of miles those seats are flown.
   (4)  "Passenger load factor" represents revenue passenger miles divided by available seat miles.
   (5)  "Cost per total ASM" for any period represents the amount determined by dividing total operating expense for such period by total ASMs for such period.  "Total ASMs" represents the number of seats available for passengers on scheduled service and charter service flights multiplied by the number of miles those seats are flown.
   (6)  "Average aircraft utilization" is determined for any period by dividing the total hours all aircraft operate during such period by the number of days during the period that such aircraft were owned or leased by the Company, but excluding days after an aircraft was acquired and before it was initially placed into service.
   (7)  See "Business-Employees" for a discussion of the Company's practices regarding part-time employees.
   (8)  "Passenger yield" for any period represents the amount determined by dividing passenger revenue on scheduled service flights for such period by the revenue passenger miles flown for such period.
   (9)  EBDIATR is defined as earnings before depreciation, interest, amortization, taxes and aircraft rental expense.  EBDIATR should not be considered in isolation from or as a substitute for net income, cash flows from operating activities or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
   (10) The pro forma statement of income and other data give effect to estimated changes in the Company's historical costs as if the Initial Public Offering had been consummated as of January 1, 1995 and the Company had operated as an independent company after that date.  Pro forma adjustments include (i) a lease guarantee fee charged by Kimberly-Clark after the
        Initial Public Offering to continue to guarantee certain aircraft leases, (ii) estimated incremental administrative and management expense to reflect changes in costs to the Company of obtaining, on an arm's length basis as an independent company, certain services that Kimberly-Clark had provided in the past, (iii) changes in costs due to a new management structure, (iv) costs associated with being a publicly-owned entity and (v) changes in interest income and expense to reflect the Company's financial position subsequent to the Initial Public Offering.  Pro forma net income per common share data has been computed based on the weighted average number of common shares outstanding and assuming 6,428,571 shares of Common Stock outstanding for all periods prior to the Initial Public Offering.  See Note 3 to the Consolidated
        Financial Statements and Note 4 to the Unaudited Interim Financial Statements.



                                  RISK FACTORS

   Constraints on Continued Growth

          The Company's growth to date has focused on additional flights to and from Midwest Express' original Milwaukee base of operations and its Omaha base of operations, which the Company established in May 1994. Industry and other conditions could constrain the Company's ability to continue to grow based upon the Company's current business strategy. See "The Company-Business Strategy." First, there is no assurance that the Company will be able to identify and successfully establish markets that fit the Company's criteria for new destinations from Midwest Express' two current bases of operations or for a new base of operations. Second, esta-blishing a new base of operations involves a substantial commitment of Company resources, and there is no assurance that a new base of operations will have the same degree of success as the Milwaukee and Omaha bases of operations. The Omaha base of operations first reflected a monthly operating profit in March 1995 and reflected an operating profit for the year ended December 31, 1995. Further, in the initial phases of imple-menting a new base of operations, the Company is more vulnerable to the effects of fare discounting in that base, as a result of industry conditions or a competitive reaction, by competitors already operating at that base or by new competitors entering that market. Third, the regulations limiting take-offs and landings at New York's La Guardia, Washington D.C.'s National and certain other airports to those who have acquired "slots" could limit Midwest Express' ability to provide additional service to these airports from existing or new bases of operations. Although rules of the Federal Aviation Administration ("FAA") permit the buying, selling, trading or leasing of slots, there is no assurance that the Company will be able to obtain the additional slots it may need for future expansion at the time it needs them or at an acceptable price. It is also possible that take-off and landing restrictions in the same or other forms (such as curfews or aircraft type restrictions) will apply at other airports through federal, state or local regulations.

   Significant Dependence on Milwaukee Market

          Because a substantial percentage of the Company's current flights have Milwaukee as the origin or destination, the Company remains largely dependent upon the Milwaukee market, and a reduction in the Company's share of the Milwaukee market or reduced passenger traffic to or from Milwaukee could have a material adverse effect on the Company.

   Age of Jet Aircraft Fleet

          The Company's fleet includes 12 McDonnell Douglas DC-9 aircraft manufactured between 1965 and 1968, as well as newer jet aircraft and Beechcraft 1900D aircraft. See "Business-Fleet Equipment." Certain risks of employing older aircraft are described below.

     Maintenance and Reliability

          In general, the cost of maintaining older aircraft exceeds the cost of maintaining newer aircraft. Older aircraft are usually subject to more Airworthiness Directives ("ADs") promulgated by the FAA than newer aircraft, and are required to undergo extensive structural modifications on an ongoing basis after approximately 20 years of service. The Company believes its cost to maintain its aircraft, including the cost of compliance with existing ADs, is and will continue to be consistent with industry experience for this aircraft type and age used by comparable airlines. In addition, the Company may be required to comply with other future aging aircraft regulations or ADs. There can be no assurance that the Company's costs of maintenance, including costs to comply with aging aircraft requirements, will not exceed the Company's current estimates based on existing regulations and ADs. The Company believes its aircraft are, and will be, mechanically reliable based on past performance. However, there can be no assurance that the Company's aircraft will continue to be sufficiently reliable in the future.

     Stage 3 Compliance

          To satisfy FAA rules regarding allowable aircraft noise levels, before December 31, 1996, Midwest Express intends to have at least 65% of its fleet meet quieter Stage 3 noise level requirements. The balance of its fleet must meet Stage 3 noise requirements in phases, with 75% doing so by December 31, 1998 and 100% by December 31, 1999. As of May 1, 1996, nine of Midwest Express' 20 aircraft in service did not meet the Stage 3 requirements. There is an FAA-certified "hush kit" available for approximately $1.8 million for each DC-9-10 and approximately $2.2 million for each DC-9-30 aircraft that, when installed, allows such aircraft to be classified as Stage 3 aircraft. Midwest Express complies with the FAA's current fleet percentage requirements and intends to meet December 31, 1996 Stage 3 compliance requirements by installing hush kits on the three recently acquired DC-9-30s that are not yet in service. Thereafter, the Company intends to comply with subsequent phases of noise compliance by either installing hush kits on additional Midwest Express DC-9 aircraft or replacing some of the aircraft with Stage 3 aircraft before it must invest in hush kits. Although the Company does not believe there will be a problem installing the hush kits or replacing the aircraft on a timely basis, there can be no assurance that the Company will be able to do so.
   See "Business-Fleet Equipment."

   Limited Number of Aircraft; Acquiring Additional DC-9s

          Midwest Express has a fleet of 23 jet aircraft, 20 of which are currently in service, and Astral's fleet consists of 15 turboprop aircraft. There is a risk that any interruption of service as a result of unscheduled or unanticipated maintenance requirements or the loss of aircraft could materially and adversely affect the Company's service, reputation and profitability. If an aircraft becomes unavailable, management of the Company would evaluate various options to meet its short-term needs. Further, while the Company currently believes it would be able to acquire additional DC-9 aircraft on acceptable terms and conditions and on a timely basis should it have a need to do so, there is no assurance that these market conditions will continue to exist. See "Business-Fleet Equipment."

   Working Capital Deficit; Capital Resources; Financing

          Prior to the Initial Public Offering, the Company participated in Kimberly-Clark's cash management program, under which the Company's working capital and capital expenditures requirements were funded by Kimberly-Clark. Since the Initial Public Offering, Kimberly-Clark has no longer provided funds to the Company, and the Company relies on its cash flow from operations, bank credit facilities and other sources of liquidity and capital to satisfy its cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -Liquidity and Capital Resources." The Company operates with a working capital deficit primarily due to the Company's air traffic liability (advance bookings, whereby passengers have purchased tickets for future flights), accrued scheduled maintenance expense and accrued lease payments, and the Company does not believe a working capital deficit is unusual in the airline industry. Nonetheless, in light of the working capital deficit, the Company has significantly less liquidity than it had prior to the Initial Public Offering and may have less liquidity relative to some of its competitors. The Company believes its net cash on hand, its cash flow from operations, funds available from its bank credit facility and other sources of liquidity and capital, including available long-term financing for the acquisition of jet aircraft and turboprop aircraft, will be adequate to provide for working capital needs and capital expenditures through 1997, but there is no assurance that these sources will be adequate to meet working capital needs, that long-term financing for aircraft acquisitions will be available or that, if necessary, the Company will be able to obtain funding for its operations from other sources.

   Dependence on Key Personnel

          The Company's management and operations are dependent upon the efforts of the Company's Chairman of the Board, President and Chief Executive Officer, Timothy E. Hoeksema, and a small number of senior management and operating personnel. The Company does not maintain key-man life insurance on any executive officer. The loss of the services of key members of senior management could have an adverse impact on the Company. See "Management."

   Industry Conditions and Competition

          The airline industry is characterized by several conditions that could negatively impact the Company's operating results. The industry has a high degree of operating leverage. The significance of fixed costs in relation to total costs causes a disproportionate decrease in profits among airlines when a decrease in the number of passengers carried is not offset by higher airfares or a decrease in airfares is not offset by an increase in the number of passengers carried. The discretionary nature of a substantial portion of leisure and business airline travel tends to result in a decrease in passenger demand during economic downturns. Much of the industry also experiences a decrease in passenger demand from January through March, causing the industry to be seasonal in nature. The airline industry is highly competitive and susceptible to price discounting aided by the fact that airlines incur very low additional cost for providing service to passengers occupying otherwise unsold seats. The Company's competitors include carriers with substantially greater financial resources and/or lower costs. In addition, because the only significant barriers to entry in the airline industry in the United States are the need for certain government licenses, the limited availability of slots and the need for capital, there has been an increase in the number of competitors in the industry, some of which have low cost structures, and there are likely to be additional competitors based on the increase in the number of carriers applying for certificates to engage in air transportation. Competition from established and new carriers has led to a general reduction in the level of air fares in the industry, and the Company could face increased competition in one or more of its markets from time to time.

          As a result of these industry conditions, the airline industry suffered unprecedented losses from 1990 to 1993. During this period, the U.S. economy experienced a general downturn, the Persian Gulf War erupted, which affected both fuel prices and passenger demand, and several airlines initiated deep discounts in airfares. Eastern Air Lines, Pan American World Airways and Midway Airlines ceased operations during this period, and Continental Airlines, America West Airlines and Trans World Airlines filed for bankruptcy protection. The introduction of deeply discounted fares on a broad scale by a major U.S. airline or a general downturn in the U.S. economy could have an adverse impact upon the Company and the industry.

          In addition to traditional competition among domestic carriers, the industry may be subject to new forms of competition in the future. The development of video teleconferencing and other methods of electronic communication may add a new dimension of competition to the industry as businesses look for lower cost substitutes to air travel.

          Due to its broad distribution channels, and like many others in the airline industry, the Company is dependent upon the use of a computer reservations system ("CRS") not owned by the Company and on independent travel agents. Costs to the Company associated with use of a CRS and/or travel agents, including costs the Company incurs as a result of travel agents' use of CRS systems, are to a large degree outside of the Company's control and could increase.

          The success of the Company's commuter operations is an integral part of the Company's growth strategy. Commuter turboprop air service has suffered in the past from the public perception that such air travel is not as safe as jet air travel. Astral's fleet consists of Beechcraft aircraft, which is not the make of turboprop aircraft that has experienced highly-publicized safety-related icing and other incidents since late
   1994, and Astral's operations were not adversely affected to the same extent as those of other commuter operators at the time of such incidents. However, Astral's commuter operations are subject to the risk that one or more events could occur within the industry that could adversely affect the public's perception of commuter air services and, therefore, the demand for such services or could result in increased costs due to more stringent regulation.

   Aircraft Fuel

          Because fuel costs constitute a significant portion of the Company's operating costs (approximately 15% in 1995 and during the three months ended March 31, 1996), significant changes in fuel costs would materially affect the Company's operating results. Fuel prices continue to be susceptible to political events and other factors that can affect the supply of fuel, and the Company cannot predict near or long-term fuel prices. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result. In addition, into-plane fuel prices have increased in 1996, averaging approximately 81 cents per gallon in April 1996, compared to an average of 62.4 cents per gallon in 1995. A portion of this increase is attributable to the fact that, effective October 1, 1995, the United States increased taxes on aircraft fuel by 4.3 cents per gallon.

          A one cent change in the cost per gallon of fuel, based on the Company's 1995 fuel consumption levels, impacts operating expense by approximately $47,000 per month. There can be no assurance that increases in the price of fuel can be offset by higher fares. Changes in fuel prices may have a marginally greater impact on the Company than on many of its competitors because of the composition of the Company's fleet. See "Business-Fleet Equipment."

   Government Regulation

          The Company is subject to regulation by the U.S. Department of Transportation ("DOT") and the FAA and by certain other governmental agencies. The DOT principally regulates economic issues affecting air service, including, among other things, air carrier certification and fitness, insurance, authorization of proposed scheduled and charter operations, consumer protection and competitive practices. The FAA primarily regulates flight operations, in particular matters affecting air safety, including among other things airworthiness requirements for aircraft and pilot and crew certification. The Company believes it is in compliance with all requirements necessary to maintain in good standing its operating authority granted by the DOT and its air carrier operating certificate issued by the FAA. A modification, suspension or revocation of the Company's DOT or FAA authorizations or certificates could have a material adverse effect on the Company.

          In the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased aircraft and engine inspection requirements. The Company expects to continue incurring expenditures for the purpose of complying with the FAA's regulations.

          At its aircraft maintenance facilities, the Company uses materials that are regulated as hazardous under federal, state and local law. The Company is required to, and believes it does, maintain programs to protect the safety of employees using these materials and to manage and dispose of waste in compliance with federal, state and local laws relating to the protection of the environment and the discharge of materials into the environment.

          The DOT requires the Company to carry liability insurance at specified minimum levels on each of its aircraft. Midwest Express and Astral currently maintain public liability insurance in the amounts of $500 million and $100 million, respectively, thereby meeting or exceeding DOT requirements. The Company is vulnerable to potential losses that it may incur in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and its resulting temporary or permanent loss from service, but also potential claims of injured passengers and others. Although the Company currently believes its insurance coverage is adequate, there can be no assurance that the DOT will not change the amount of coverage required or that the Company will not be forced to bear substantial losses from accidents. Substantial claims resulting from an accident could have a material adverse effect on the Company's business, financial condition and results of operations, and could seriously inhibit passenger acceptance of the Company's services.

          Although both Midwest Express and Astral are subject to FAA safety regulations, the regulations that govern aircraft with 30 seats or fewer were less stringent than the regulations applicable to aircraft with more than 30 seats. In December 1995, the FAA finalized regulations that require smaller aircraft operators such as Astral to conduct business under more stringent rules previously applicable only to aircraft with more than 30 seats. In March 1996, Astral submitted its transition plan to the FAA to comply with these regulations by no later than the final compliance deadline in March 1997. The Company believes compliance with these regulations will result in approximately $0.4 million in additional annual costs.

          The FAA has proposed a revision to its regulations which could impose additional limits on the maximum time flight crews may be on duty on an hourly, monthly and annual basis and the minimum periods of rest flight crews must be provided between duty periods. If these or similar regulations are adopted, then Midwest Express and Astral could incur additional flight operations expenses.

          Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by, for instance, imposing additional requirements or restrictions on operations. Management cannot predict what laws and regulations will be adopted, if any, or how they will affect the Company. See "Business-Regulation."

          The Company is also subject to other federal and state laws and regulations applicable to businesses generally. Currently, the Equal Employment Opportunity Commission has charges pending against Midwest Express relating to its recruitment, hiring and promotion practices. See "Business-Legal Proceedings." Any losses or expenses Midwest Express incurs as a result of these charges will adversely affect the Company's results of operations. Although the Company does not believe any adverse determination involving these charges would adversely affect the Company's relationships with governmental entities, there is no assurance that will be the case.

   Labor Relations

          In July 1995, Astral pilots elected the Air Line Pilots Association ("ALPA"), a labor union, to represent them for collective bargaining purposes. Although many employees in the airline industry are represented by labor unions, no Company employees had previously been represented by any union. The Company began negotiations with ALPA in February 1996, but does not know what effects, if any, will result from such negotiations or whether ALPA will initiate any further organizational activities seeking to represent Midwest Express pilots. ALPA's representation of Astral pilots or unionization of any of the Company's other employees could have an unfavorable impact on the Company.

   Anti-Takeover Provisions

          The Company's Restated Articles of Incorporation and By-laws contain provisions that, among other things, establish staggered terms for members of the Company's Board of Directors, place certain restrictions on the removal of directors, authorize the Board of Directors to issue preferred stock in one or more series without stockholder approval, impose procedural requirements in connection with the calling of special meetings of stockholders, require advance notice for director nominations and certain other matters to be considered at meetings of stockholders, impose supermajority voting requirements on amendments to the By-laws and impose supermajority voting and "fair price" requirements on certain transactions. The Company also has issued Preferred Share Purchase Rights ("Rights") that entitle holders to certain rights if (subject to an exception for Kimberly-Clark that will cease to apply upon consummation of this Offering) a person acquires 15% or more of the Common Stock or announces a tender offer for 15% or more of the Common Stock. These provisions, the Rights and the prohibition against certain business combinations and other provisions contained in the Wisconsin Business Corporation Law could have the effect of delaying, deferring or preventing a change in control or the removal of existing management of the Company. See "Description of Capital Stock."

                                   THE COMPANY

          Midwest Express operates a single-class, premium service passenger jet airline that caters primarily to business travelers and serves selected major business destinations throughout the United States from operations bases in Milwaukee and Omaha. Midwest Express' historical results reflect profits since 1987, despite losses in the domestic airline industry during recent years. Midwest Express attained such profits through careful selection of markets, controlled growth, efficient use of resources and a high level of customer service. Recent surveys by Zagat Airline Survey, Conde Nast Traveler Magazine and a leading consumer magazine reflect that passengers recognize Midwest Express as the best airline in the United States. See "Business-Customer Service." The Company's service-oriented philosophy is designed to result in premium yields, and Midwest Express enters a market only if it believes it can successfully apply its strategy in the market based upon a careful analysis of market characteristics.

          Midwest Express evolved from Kimberly-Clark's desire to better serve its internal transportation needs. Management has used its experience serving Kimberly-Clark corporate passengers in emphasizing service to business travelers as a commercial airline. The Company believes the per-centage of Midwest Express passengers traveling on business exceeds the industry average. To accommodate its business travelers, Midwest Express is committed to providing on-time, primarily nonstop service, with departure and arrival schedules that facilitate maximum use of the business day and a route structure that is convenient for business travelers.

          The Company also offers scheduled commuter air service under the name "Skyway Airlines" through Astral, a wholly owned subsidiary. Astral, which accounted for approximately 13% of the Company's consolidated revenues during 1995, provides service between Milwaukee and over 20 Midwestern cities that feeds passenger traffic into the Midwest Express route system and also provides point-to-point service to selected markets. Astral began operations in February 1994 by taking over routes that Mesa Airlines, Inc. ("Mesa") had operated pursuant to a code sharing agreement with Midwest Express. The Company believes there are numerous opportunities to grow commuter operations, either as part of Astral or otherwise, that will further contribute to Midwest Express' stability and growth.

          Midwest Express began commercial operations in 1984 with two DC-9-10 aircraft, serving three destinations from Milwaukee's General Mitchell International Airport. Midwest Express now offers services between Milwaukee and 24 cities. Today, Midwest Express and Astral carry more passengers and operate more flights at Milwaukee than any other airline, together accounting for approximately 30% of the Milwaukee commercial air passenger traffic during 1995. Midwest Express established Omaha as its first base of operations outside Milwaukee in May 1994 and now provides the only nonstop service between Omaha and five cities.

          As of May 1, 1996, Midwest Express had a fleet of 23 jet aircraft, including four aircraft that Midwest Express acquired since December 1995, of which one entered service in April and the remainder are anticipated to be placed into service by early summer, late summer and year end 1996, respectively. Midwest Express has employed one of its recently acquired aircraft to expand Milwaukee service to existing destinations, including Boston, Dallas/Ft. Worth and Philadelphia, and will use another to increase its charter service capacity. The Company is currently evaluating alternatives for using the remaining two acquired aircraft in a manner consistent with the Company's profitability and growth objectives. As of May 1, 1996, Astral had a fleet of 15 Beechcraft 1900D aircraft.

   History of Profitable Operations

          Fundamental to the Company's business strategy is management's objective to maintain profitability. Since 1987, Midwest Express' historical results reflect annual net income. Notwithstanding the more than $13 billion of collective net losses that the commercial airline industry incurred from 1990 through 1994, Midwest Express has realized profitability primarily as a result of its focus on business travelers, the markets it serves and management's conservative business approach. As an example of the Company's ability to generate operating income throughout turbulent industry conditions, Midwest Express recorded historical operating income of $4.1 million and net income of $1.1 million in 1992 while the industry reported $2.4 billion of operating losses primarily resulting from over-capacity and significant industry-wide fare discounting.

   Business Strategy

          The Company's principal strategy is to pursue continued profitability and controlled growth by offering premium airline services in an efficient manner to travelers in selected North American markets where the Company believes providing those services will enable the Company to generate premium yields.

     Growth Plan

          The Company believes it will have opportunities for continued growth on the basis of the Company's beliefs as to the following:

        (i) Expanding Milwaukee Operations. Based upon the Company's market growth expectations, many markets that currently receive Midwest Express service from Milwaukee should justify increases in capacity in the near future, which Midwest Express could accommodate to some extent through increased loads or by scheduling additional flights or using larger aircraft. In addition, there are several markets that Midwest Express does not currently serve from Milwaukee that may justify service at the present time based upon the Company's market criteria or that may, through projected population and business growth, justify service in the future. Finally, growing the Company's commuter operations should provide additional feeder traffic to Midwest Express through Milwaukee.

        (ii) Expanding Omaha Operations. The Company has identified potential new markets for Omaha service that meet the Company's criteria. Further, the Company has identified candidates for commuter point-to-point service from Omaha which, if such service is implemented, would result in improved utilization of the Company's Omaha facilities and could benefit Midwest Express by increasing the use of Omaha's airport.

        (iii) Establishing New Bases of Operation. Results to date of the Omaha operations evidence that the Company has the opportunity to replicate its base of operations approach in other metropolitan areas. The Company continuously examines markets that could be opportunities for one or more additional bases of operations in the future.

        (iv) Growing Commuter Operations. Expansion opportunities for commuter service include introducing service in Omaha, thereby leveraging upon Midwest Express service and operations. Commuter service to Milwaukee can grow through increased traffic on existing flights, as a result of increased demand and the possible introduction of aircraft with approximately 30 seats to serve selected markets that are too small in passenger traffic to support Midwest Express' DC-9 aircraft but can sustain more traffic than Astral's current 19-seat aircraft can serve and by adding new destinations. The Company will also continue to explore expanding point-to-point commuter service in cities other than Milwaukee, where the Company has preliminarily identified some potential markets. The Company announced in February 1996 that it has deferred its plans to add 30-seat aircraft in 1996. Management continues to evaluate the potential of a large turboprop program.


     Premium Yields

          The Company's service-oriented philosophy is designed to result in premium yields. The Company believes its efforts to identify favorable markets and provide premium nonstop service enable Midwest Express to generate a high degree of loyalty to Midwest Express among its passengers and to attract a larger percentage of business travelers on its flights than high volume carriers. The Company believes the percentage of Midwest Express passengers traveling on business exceeds the industry average. As a result of passenger loyalty and Midwest Express' ability to attract business travelers, Midwest Express is able to implement rigorous yield management so that, although its discount and full fares generally are the same as or only slightly higher than those charged by other airlines, for each of the last five years, Midwest Express has realized a yield premium relative to all major U.S. jet carriers in their domestic operations, and the Company believes Midwest Express carries a higher percentage of passengers in more expensive fare categories than do major carriers in their domestic operations.

     Competitive Cost Structure

          The Company obtains cost efficiencies by using a systematic approach to identifying work processes and, based upon customer needs and expectations, determining the most efficient way to do the work, measure the work and continually improve and problem-solve. The Company manages costs in such areas as aircraft, employee relations and training and financial structure. Midwest Express' cost per total ASM of 11.0 cents and 11.6 cents for 1995 and the first three months of 1996, respectively, is not directly comparable to cost per total ASM reported by other airlines, due to Midwest Express' premium seating configuration and dining service. As evidence of its competitive cost structure, the Company believes it could reduce Midwest Express' cost per total ASM by approximately 3.5 cents if it chose to change to a higher density seat configuration and to provide only snack and beverage service comparable to that provided by low cost, low fare carriers.

          To control aircraft-related costs, the Company has chosen to use DC-9 aircraft to the extent possible to maximize fleet uniformity and to minimize segment operating costs by using aircraft of a size that can efficiently provide adequate service given expected passenger volumes. Midwest Express believes its practice of operating with pre-owned jet aircraft, with the stringent maintenance procedures the Company performs, is more cost-effective than acquiring new aircraft. Astral's turboprop aircraft complement the Midwest Express fleet and enable Midwest Express to reach markets it could not otherwise serve economically.

     Premium Service

          In the markets it chooses to serve, Midwest Express offers a premium airline service, notably different from that of any other U.S. commercial airline, at competitive fares. Midwest Express differentiates its product through low density, extra-wide leather seats, superior meals served on china, complimentary champagne, wine and newspapers and highly-trained, service-oriented employees. Midwest Express strives to be known by the public and within the industry for "The Best Care in the Air"/R/ service, from the attention to customer satisfaction that its employees show to its baked-on-board chocolate chip cookies. Midwest Express is committed to providing on-time, primarily nonstop service, with departure and arrival schedules that facilitate maximum use of the business day and a route structure that is convenient for business travelers. In addition, the Company stresses a corporate culture that is attentive to the business traveler. This culture is evident in the Company's friendly, but formal, approach to passenger service and its attention to detail. Although Astral has less opportunity to provide premium service because of its short haul routes, it also attempts to cater to business travelers through convenient scheduling, customer service and its selection of comfortable aircraft.

          The Company was organized in 1995 as a Delaware corporation to serve as a holding company for Midwest Express and Astral, and the Company was reincorporated as a Wisconsin corporation in 1996. The Company's executive offices are located at 6744 South Howell Avenue, Oak Creek, Wisconsin 53154, and its telephone number is (414) 570-4000.


                                 USE OF PROCEEDS

          The Company will not receive any proceeds from the sale of Common Stock in this Offering. The Selling Stockholder will receive all proceeds from this Offering.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

          Since the Initial Public Offering of the Common Stock on September 22, 1995, the Common Stock has traded on the New York Stock Exchange under the symbol "MEH." The following table sets forth, on a per share basis, the range of the high and low sales prices of shares of Common Stock, as reported by the New York Stock Exchange.

                                  High      Low
   1995
   Third Quarter
     (from September 22) . . . .  $24       $21 7/8
   Fourth Quarter  . . . . . . .   30 3/4    22 3/8

   1996
   First Quarter . . . . . . . .   37 1/2    25 1/2
   Second Quarter
     (through May 6) . . . . . .   38 3/4    32 3/4

          See the cover page of this Prospectus for a recent reported last sale price of the Common Stock. At May 1, 1996, there were 6,428,571 shares of Common Stock outstanding held by approximately 430 stockholders of record, which excludes beneficial owners of Common Stock held in "street name" and participants in the Midwest Express Airlines Savings and Investment Plan.

          The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future. The Company expects to retain any earnings generated from its operations for use in the Company's business. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company and will depend upon the Company's future operating results, financial condition and capital requirements, general business conditions and such other factors as the Board of Directors of the Company deems relevant. In addition, the Company's credit facilities each contain a net worth covenant that could have the effect of limiting the ability of the Company to pay dividends depending upon the Company's future financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." Accordingly, there can be no assurance that the Company will pay dividends at any time in the future. The Company paid no dividends in 1993 and 1994.

          Prior to consummation of the Initial Public Offering, the Company paid a dividend of approximately $35 million to the Selling Stockholder from its cash on hand such that the Company had a resulting initial cash balance of approximately $9.0 million. Such dividend is not indicative of the Company's future dividend policy. The Company paid no other dividends in 1995.

          On December 22, 1995, the Company announced that it has authority to repurchase shares of Common Stock in an amount not to exceed $5 million.
   As of May 1, 1996, there were no repurchases pursuant to this authority. Currently, the Company intends to exercise this authority to acquire shares of Common Stock for reissuance pursuant to the Company's employee and director compensation arrangements.



                      SELECTED FINANCIAL AND OPERATING DATA


          The following selected consolidated financial data are derived from the consolidated financial statements of the Company. The balance sheet data as of December 31, 1993, 1994 and 1995 and the operating data for each of the four years ended December 31, 1995 have been derived from audited financial statements, and the balance sheet data as of December 31, 1992 and the financial data for the year ended December 31, 1991 and the three-month periods ended March 31, 1995 and 1996 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements for the three-month periods include all adjustments, consisting only of normal recurring accruals, that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the operating results that may be expected for the entire year ending December 31, 1996. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

                                                                                                      Three Months Ended
                                                      Year Ended December 31,                             March 31,
                                        1991        1992         1993       1994        1995          1995        1996
                                                       (Dollars in thousands, except per share amount)

    Statement of Income Data:
      Operating revenues:
        Passenger service . . . . .   $116,155     $122,531    $149,209    $183,747    $238,422     $ 52,817    $ 60,915
        Cargo . . . . . . . . . . .      4,700        5,823       6,792       8,880      10,440        2,669       2,598
        Other . . . . . . . . . . .      4,407        5,592       9,055      10,965      10,293        3,055       3,095
                                       -------      -------     -------     -------     -------      -------     -------
         Total operating revenues .    125,262      133,946     165,056     203,592     259,155       58,541      66,608
                                       -------      -------     -------     -------     -------      -------     -------
      Operating expenses:
        Salaries, wages and
         benefits . . . . . . . . .     30,501       33,354      39,502      53,319      62,964       15,168      17,868
        Aircraft fuel and oil . . .     24,028       23,537      24,860      30,692      35,212        8,738      10,302
        Commissions . . . . . . . .     11,724       12,432      15,331      18,923      24,878        5,530       5,730
        Dining services . . . . . .      9,791        9,589      11,635      13,231      14,882        3,760       3,477
        Station rental, landing and
         other fees . . . . . . . .     10,176       10,994      12,608      16,904      19,451        5,136       5,344
        Aircraft maintenance
         materials and repairs  . .      9,030        9,343      10,053      13,945      17,356        4,476       5,273
        Depreciation and
         amortization . . . . . . .      5,977        6,348       6,507       6,900       7,515        1,837       1,889
        Aircraft rentals  . . . . .      6,585        6,820       7,977      13,131      14,954        3,997       4,076
        Other . . . . . . . . . . .     16,882       17,437      20,686      25,283      30,569        7,238       8,233
                                       -------      -------     -------     -------     -------      -------     -------
         Total operating expenses .    124,694      129,854     149,159     192,328     227,781       55,880      62,192
                                       -------      -------     -------     -------     -------      -------     -------
      Operating income  . . . . . .        568        4,092      15,897      11,264      31,374        2,661       4,416
      Interest income (expense),
        net . . . . . . . . . . . .         42       (1,594)       (895)       (436)      1,652          333         256
      Other income (expense), net .        (47)          (9)         (2)         10      (1,500)           0           0
                                       -------      -------     -------     -------     -------      -------     -------
       Income before income taxes
        and cumulative effects of
        accounting changes  . . . .        563        2,489      15,000      10,838      31,526        2,994       4,672
      Provision for income taxes  .        288        1,017       5,914       4,176      12,397        1,161       1,836
       Cumulative effects of
        accounting changes(1) . . .          0         (337)          0           0           0            0           0
                                       -------      -------    --------    --------     -------      -------     -------
      Net income  . . . . . . . . .   $    275     $  1,135    $  9,086    $  6,662    $ 19,129     $  1,833    $  2,836
                                       =======      =======    ========    ========     =======      =======     =======
      Net income per common share .                                                                             $   0.44
                                                                                                                 =======


                                                          At December 31,                                At March 31,
                                        1991        1992         1993       1994        1995          1995        1996
                                                                    (Dollars in thousands)

    Balance Sheet Data:
      Cash and cash equivalents(2).   $      0     $      0    $      0    $      0    $ 14,626     $      0    $ 20,297
      Property and equipment, net .     58,857       58,390      56,486      57,626      55,919       56,912      58,337
      Total assets  . . . . . . . .     72,244       76,712      80,161      95,436      92,833      103,344     101,923
      Intercompany (payable)/
        receivable(2) . . . . . . .    (19,876)     (18,148)      3,199      17,923          61       24,717           0
      Long-term debt  . . . . . . .          0            0           0           0           0            0           0
      Stockholders' equity(2) . . .   $ 20,957     $ 22,092    $ 31,178    $ 37,840    $ 21,264     $ 39,673    $ 24,100

                                                                                                           Three Months Ended
                                                          Year Ended December 31,                               March 31,
                                           1991         1992        1993        1994         1995           1995         1996
                                                                         (Dollars in thousands)

    Selected Operating Data(3):
    Midwest Express Operations:
      Passenger service revenue   . .  $  116,155  $  122,531   $  149,209  $  162,886  $  205,261      $   45,689  $   52,244
      Other revenue(4)  . . . . . . .  $    9,107  $   11,415   $   15,847  $   21,607  $   23,778      $    6,460  $    6,462
      Operating expenses  . . . . . .  $  124,694  $  129,854   $  149,159  $  175,754  $  200,794      $   49,580  $   54,640
      RPMs (000s)   . . . . . . . . .     610,695     661,567      785,391     972,809   1,150,338         282,517     292,258
      ASMs (000s) . . . . . . . . . .   1,115,664   1,188,263    1,314,522   1,600,437   1,794,924         474,725     461,634
      Passenger load factor (%) . . .        54.7%       55.7%        59.7%       60.8%       64.1%           59.5%       63.3%
      Passenger yield (cents) . . . .        19.0        18.5         19.0        16.7        17.8            16.2        17.9
      Cost per total ASM (cents)  . .        10.9        10.7         11.1        10.8        11.0            10.2        11.6
       Aircraft in service at end of
        period  . . . . . . . . . . .          13          14           16          19          19              19          19
       Average aircraft utilization
        (hours per day) . . . . . . .         8.9         8.8          8.3         8.6         9.0             9.8         9.5
       Total full-time equivalent
        employees at end of period  .         892         998        1,082       1,334       1,411           1,381       1,447

    Astral Operations(5):
      Passenger service revenue   . .                                       $   20,861  $   33,161        $  7,128    $  8,671
      Other revenue   . . . . . . . .                                       $      204  $      243        $     58    $     72
      Operating expenses(4) . . . . .                                       $   18,540  $   30,275        $  7,094    $  8,393
      RPMs (000s) . . . . . . . . . .                                           43,219      66,415          13,995      16,613
      ASMs (000s) . . . . . . . . . .                                          103,759     156,113          35,180      39,113
      Passenger load factor (%) . . .                                             41.7%       42.5%           39.8%       42.5%
      Passenger yield (cents) . . . .            Not Applicable                   48.3        49.9            50.9        52.2
      Cost per total ASM (cents)  . .                                             17.9        19.4            20.2        21.4
       Aircraft in service at end of
        period  . . . . . . . . . . .                                               13          15              13          15
       Average aircraft utilization
        (hours per day) . . . . . . .                                              7.9         7.9             8.3         7.6
       Total full-time equivalent
        employees at end of period  .                                              177         217             192         218

                                                                                               Three Months Ended
                                                            Year Ended                             March 31,
                                                        December 31, 1995                    1995                  1996
                                                     Historical     Pro Forma       Historical    Pro Forma     Historical
                                                                (Dollars in thousands, except per share amounts)

   Pro Forma Statement of Income and Other
    Data(6):
     Operating revenues  . . . . . . . . . . . . .       $259,155     $259,155          $58,541      $58,541         $66,608
     Operating expenses  . . . . . . . . . . . . .        227,781      229,933           55,880       56,635          62,192
     Operating income  . . . . . . . . . . . . . .         31,374       29,222            2,661        1,906           4,416
     Interest income (expense), net  . . . . . . .          1,652        1,585              333          287             256
     Other expense . . . . . . . . . . . . . . . .         (1,500)      (1,500)               0            0               0
     Income before income taxes  . . . . . . . . .         31,526       29,307            2,994        2,193           4,672
     Net income  . . . . . . . . . . . . . . . . .       $ 19,129       17,775          $ 1,833        1,344           2,836
     Net income per common share . . . . . . . . .                    $   2.77                       $  0.21        $   0.44

   ___________________

   (1) Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers'
       Accounting for Postretirement Benefits Other than Pensions," under which the costs of health care and life insurance benefit plans for retired employees are accrued over the working lives of employees.  Prior to that time, these costs were charged to expense as incurred.  The $1,130 cumulative effect of adopting SFAS No. 106, less related deferred income tax benefits of $449, was charged to 1992 income.  Also effective January 1, 1992, the Company adopted SFAS No. 109,
       "Accounting for Income Taxes," and the $344 cumulative effect of adopting SFAS No. 109 was credited to 1992 income.
   (2) Prior to the Initial Public Offering, the Company participated in Kimberly-Clark's cash management program, under which the Company's cash needs were funded by Kimberly-Clark and the Company delivered excess cash to Kimberly-Clark.  See note
       (1) to "Summary Financial and Operating Data."  Immediately prior to consummation of the Initial Public Offering, (i) the
       Company ceased participating in this program, (ii) Kimberly-Clark repaid the outstanding intercompany receivable in full in the amount of $44.0 million and (iii) the Company paid a dividend to the Selling Stockholder from its cash on hand in an amount such that the Company had a resulting initial cash balance of approximately $9.0 million.
   (3) See notes (2) through (8) to "Summary Financial and Operating Data" for definitions of certain terms used in this table.
   (4) Other revenue for Midwest Express and operating expenses for Astral contain certain items that are eliminated in consolidation but are included in this schedule to more accurately depict the operating results of each unit.
       Specifically, Midwest Express records as other revenue services provided to Astral such as reservations, accounting, aircraft scheduling, marketing and aircraft ground handling at some airports.  Astral records these intercompany charges as operating expenses.  The intercompany charges totalled $1,966 and $3,288 in 1994 and 1995, respectively, and $794 and
       $841 for the three months ended March 31, 1995 and March 31, 1996, respectively.
   (5) Because Astral began service in February 1994, results for 1994 reflect less than a full year of operations.  Before
       Astral commenced operations, Mesa, pursuant to a code sharing agreement with Midwest Express, operated commuter routes similar to those that Astral now operates.  See "Business-Background."  Because Mesa is not affiliated with the Company, information relating to Mesa's results of operations for these routes is not shown.
   (6) The pro forma statement of income and other data give effect to estimated changes in the Company's historical costs as if the Initial Public Offering had been consummated as of January 1, 1995 and the Company had operated as an independent company after that date.  Pro forma adjustments include (i) a lease guarantee fee charged by Kimberly-Clark after the
       Initial Public Offering to continue to guarantee certain aircraft leases, (ii) estimated incremental administrative and management expense to reflect changes in costs to the Company of obtaining, on an arm's length basis as an independent company, certain services that Kimberly-Clark had provided in the past, (iii) changes in costs due to a new management structure, (iv) costs associated with being a publicly-owned entity and (v) changes in interest income and expense to reflect the Company's financial position subsequent to the Initial Public Offering.  Pro forma net income per common share data has been computed based on the weighted average number of common shares outstanding and assuming 6,428,571 shares of
       Common Stock outstanding for all periods prior to the Initial Public Offering.  See Note 3 to the Consolidated Financial
       Statements and Note 4 to the Unaudited Interim Financial Statements.



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   General

          The Company's operating income for 1993, 1994 and 1995 was $15.9 million, $11.3 million, and $31.4 million, respectively. Net income for 1993, 1994 and 1995 was $9.1 million, $6.7 million and $19.1 million, respectively. Operating income for the three months ended March 31, 1995 and March 31, 1996 was $2.7 million and $4.4 million, respectively. Net income for the three months ended March 1995 and March 1996 was $1.8 million and $2.8 million, respectively.

          The Company's results are affected by seasonal decreases in passenger travel, generally in September, November, December and January. In addition, operating results can be significantly impacted by both general and industry economic environments. Small fluctuations in revenue per revenue passenger mile and cost per total ASM can have a significant impact on profitability. Despite these factors, the Company's historical results reflect profits since 1987, even in years when the airline industry incurred record losses.

          Growth in Midwest Express' operations during 1993, 1994, 1995 and 1996 impacted operating results. Midwest Express placed two additional leased DC-9-30 aircraft into service in September 1992 to increase service capacity to Washington National, Boston and New York La Guardia, to support seasonal service to Miami and Ft. Myers, Florida (Miami seasonal service was replaced with seasonal service to Phoenix in December 1993) and to increase charter capability. Following the normal suspension of seasonal service in April 1993, the aircraft were used to support new jet service between Milwaukee and Cleveland and Columbus (Ohio). In May 1994, Midwest Express added three more leased DC-9-30 aircraft, primarily to support the start-up of the new base of operations in Omaha. Since December 1995, Midwest Express has acquired four additional DC-9-30 aircraft. In April 1996, Midwest Express placed one of these aircraft into service to expand Milwaukee service beginning May 1, 1996 to existing destinations, including Boston, Dallas/Ft. Worth and Philadelphia. Midwest Express intends to place another of these aircraft into service in the second quarter 1996 primarily to increase its charter service capacity. The Company anticipates placing the remaining two acquired aircraft into service by late summer and year end 1996, respectively, and the Company is currently evaluating alternatives for using these aircraft in a manner consistent with the Company's profitability and growth objectives.

          Astral began commuter operations in February 1994 with two Beechcraft 1900D aircraft, following expiration of a five year code sharing agreement it had with Mesa. See "Business--Background." During the transition from the Mesa code sharing agreement to Astral operations, the Company utilized several aircraft supplied by another airline on a "wet lease" basis (under which the "lessor" provides aircraft and pilots and generally bears all operating costs) to provide continuous service to several cities previously served by Mesa under the code sharing agreement. Astral acquired 11 more 1900Ds in 1994 and acquired two additional 1900Ds in 1995. Astral accounted for 12.9% and 10.0% of the Company's consolidated revenues and operating income, respectively, during 1995.

          The Company accrues its frequent flyer liability for financial reporting purposes as participating passengers earn their miles, unlike some airlines that accrue a liability only when a passenger has actually earned an award. As of year end 1994 and 1995, the Company had approxi-mately 592,000 and 713,000 members enrolled in its frequent flyer program, respectively. The Company estimates that, as of December 31, 1994 and 1995, the total available awards under the frequent flyer program were 33,000 and 45,000, respectively, after eliminating those accounts below the minimum award level. Free travel awards redeemed were approximately 5,800 and 7,400 during 1994 and 1995, respectively, and were less than 0.6% of total Company revenue passengers carried. As of March 31, 1996, the Company's accrued liability for these awards was $2.4 million. The estimated liability includes awards that have been earned or are being earned and, based upon historical experience, are expected to be requested. The Company believes, under its frequent flyer program, the displacement of revenue passengers is not substantial due to the low free award usage and the Company's ability to manage frequent flyer inventory through seat allocations and blackout dates.

          Information with respect to the Company's results of operations, expressed as a percentage of operating revenues and cost per total ASM (in cents), follows:

                                                  Year Ended December 31,                      Three Months Ended March 31,
                                        1993              1994                1995                1995               1996
                                          Cost per           Cost per
                                            total             total             Cost per            Cost per            Cost per
                                     %       ASM        %      ASM        %     total ASM    %      total ASM    %     total ASM

    Operating revenues:
      Passenger service . . . . .  90.4%               90.2%                92.0%               90.2%               91.6%
      Cargo . . . . . . . . . . .   4.1                 4.4                  4.0                 4.6                 3.8
      Other . . . . . . . . . . .   5.5                 5.4                  4.0                 5.2                 4.6
                                  -----               -----                -----               -----               -----
         Total operating
           revenues               100.0%      NR(a)   100.0%       NR      100.0%      NR      100.0%     NR       100.0%     NR
                                  =====               =====                =====               =====               =====
    Operating expenses:
      Salaries, wages and
       benefits . . . . . . . . .  23.9%      2.93     26.2%       3.07     24.3        3.18    25.9%      2.91     26.7%     3.50
      Aircraft fuel and oil . . .  15.1       1.84     15.1        1.77     13.6        1.78    15.2       1.67     15.3      2.02
       Commissions  . . . . . . .   9.3       1.14      9.3        1.09      9.6        1.26     9.8       1.06      8.4      1.12
      Dining services . . . . . .   7.1       0.86      6.5        0.76      5.7        0.75     6.3       0.72      5.3      0.68
       Station rental, landing
         and other fees . . . . .   7.6       0.94      8.3        0.97      7.5        0.98     8.9       0.99      8.4      1.05
       Aircraft maintenance
         materials and repairs  .   6.1       0.75      6.9        0.80      6.7        0.88     7.1       0.86      7.6      1.03
       Depreciation and
         amortization . . . . . .   3.9       0.48      3.4        0.40      2.9        0.38     2.7       0.35      3.1      0.37
      Aircraft rentals  . . . . .   4.8       0.59      6.4        0.76      5.8        0.75     7.1       0.77      6.1      0.80
      Other . . . . . . . . . . .  12.6       1.54     12.4        1.46     11.8        1.54    12.5       1.39     12.2      1.62
                                  -----       ----    -----       -----    -----       -----   -----      -----    -----     -----
              Total operating
                   expenses . . .  90.4      11.07     94.5       11.08     87.9       11.50    95.5      10.72     93.1     12.19
                                  -----       ----    -----       -----    -----       -----   -----      -----    -----     -----
    Operating income  . . . . . .   9.6       1.18      5.5        0.65     12.1        1.58     4.5       0.51      6.6      0.87
    Interest income (expense),
     net  . . . . . . . . . . . .  (0.5)     (0.07)    (0.2)      (0.03)     0.6        0.08     0.6       0.06      0.4      0.05
    Other income (expense),
     net  . . . . . . . . . . . .   0.0       0.00      0.0        0.00     (0.5)      (0.07)    0.0       0.00      0.0      0.00
                                  -----       ----    -----       -----    -----       -----   -----      -----    -----     -----
    Income before income taxes  .   9.1       1.11      5.3        0.62     12.2        1.59     5.1       0.57      7.0      0.92
    Provision for income taxes  .   3.6       0.44      2.0        0.24      4.8        0.63     2.0       0.22      2.7      0.36
                                  -----      -----    -----      ------    -----       -----   -----     ------    -----     -----
    Net income  . . . . . . . . .   5.5%      0.67      3.3%       0.38      7.4%       0.96     3.1%      0.35      4.3%     0.56
                                  =====      =====    =====      ======    =====       =====   =====     ======    =====     =====

    Total ASMs (000s) . . . . . .        1,347,426            1,735,416            1,982,100            521,256            510,135
                                         =========            =========            =========            =======            =======

             (a)  "NR" means not relevant.

   Results of Operations

        Three Months Ended March 31, 1996 Compared to Three Months Ended March 31, 1995

        Operating Revenues. Company operating revenues totalled $66.6 million in the first quarter 1996, an $8.1 million, or 13.8%, increase over revenues for the first quarter 1995. Passenger revenues accounted for 91.6% of total revenues and increased $8.1 million, or 15.3%, from 1995 to $60.9 million. The increase is attributable to a 4.2% increase in volume, as measured by revenue passenger miles, a 10.7% increase in revenue yield and a 1.1% increase in average passenger trip length. The increase in volume was due primarily to the continuation of strong traffic throughout the industry driven by a healthy domestic economy and limited increases in industry capacity. Other factors resulting in higher volumes were less competition in certain markets and possible increases in discretionary travel due to the elimination of the 10% excise tax on passenger travel beginning on January 1, 1996. The increase in revenue yield was primarily the result of Continental Airlines discontinuing its low-fare "Lite" product.

        Midwest Express passenger revenue increased by $6.6 million, or 14.3%, from 1995 to $52.2 million. This increase was caused by a 1.5% increase in origin and destination passengers, a 10.5% increase in revenue yield and a 2.0% increase in average passenger trip length. Total capacity, as measured in scheduled service ASMs, decreased 2.8%; Midwest Express operated 19 aircraft in the first quarter 1995 and 18 aircraft in the first quarter 1996 as one aircraft was removed from service for scheduled major maintenance. Load factor increased from 59.5% in 1995 to 63.3% in 1996.

        Astral passenger revenue increased by $1.5 million, or 21.6%, from 1995 to $8.7 million. This increase was caused by a 10.2% increase in origin and destination passengers, a 2.5% increase in revenue yield and a 7.7% increase in average passenger trip length. Total capacity increased by 11.2%, primarily because of the addition of two 19-seat aircraft in the second quarter 1995. Load factor increased from 39.8% in 1995 to 42.5% in 1996.

        Revenue from cargo, charter and other services did not materially change in the first quarter 1996 compared to the first quarter 1995. The $0.8 million in revenue generated from the Midwest Express MasterCard program, which was initiated in October 1995, was offset by lower revenue from charter services, maintenance contract services and other airlines ground handling services. Revenue from cargo, mail and small parcel services decreased $0.1 million, or 2.7%, due to the reduction in Midwest Express flights in the quarter.

        Operating Expenses. 1996 operating expenses increased by $6.3 million, or 11.3%, from 1995, primarily due to higher fuel prices, higher labor costs, a new profit sharing plan at Midwest Express, increased passenger volume, higher maintenance costs and costs associated with being a public company. Cost per total ASM increased 14.0%, from 10.7 cents in 1995 to 12.2 cents in 1996.

        Salaries, wages and benefits costs increased by $2.7 million, or 17.8%. On a cost per total ASM basis, these costs increased 20.7%, from
   2.9 cents to 3.5 cents. Approximately $1.2 million of the labor cost change is due to increased labor rates. Most of this change was due to an adjustment in pay scales for pilots and other operations employees at Midwest Express effective January 1, 1996. These rate adjustments were implemented based upon industry salary surveys and management's desire to increase pay scales to maintain a competitive position within the
   industry.   Labor costs also increased due to a $0.4 million accrual
   recorded in the 1996 quarter relating to a new profit sharing plan implemented at Midwest Express. The profit sharing plan, which benefits substantially all Midwest Express employees other than senior management, is based entirely on achieving certain levels of profitability, is payable annually and is accrued monthly based on operating income and projected results for the remainder of the year. An increase in the number of senior management personnel participating in the Company's management annual incentive plan from seven to 25 employees also contributed to the labor cost increase. In addition, the labor cost increase reflects the addition of 92 full-time equivalent employees, 66 at Midwest Express and 26 at Astral. Midwest Express added employees in the reservations function to support continuing high passenger volumes. Further, in connection with Midwest Express' plans to place two of its recently acquired aircraft into service during the second quarter 1996, Midwest Express added maintenance, flight operations and reservation employees in the first quarter 1996, in advance of placing the aircraft into service. Astral added employees primarily to support the two aircraft placed in service during the second quarter 1995 and in connection with regulatory changes.

        Aircraft fuel and oil and associated taxes increased $1.6 million, or 17.9%, in first quarter 1996. Into-plane fuel prices increased 18.4% in 1996, averaging 70.9 cents per gallon in 1996 and 59.8 cents per gallon in first quarter 1995. The Company has experienced increased fuel costs in April 1996 as well, averaging approximately 81 cents per gallon. A portion of the increase in fuel prices is attributable to the fact that, beginning October 1, 1995, airlines were subject to the 4.3 cent federal fuel excise tax surcharge, which cost the Company $0.6 million in the first quarter 1996. Fuel consumption decreased by 0.4% because of fewer flight segments at Midwest Express.

        Commissions increased by $0.2 million, or 3.6%, due to increased passenger revenue. Commissions as a percentage of passenger revenue decreased from 10.5% in 1995 to 9.4% in 1996. The decrease primarily resulted from a slight increase in the percentage of revenue generated from direct sales instead of through travel agents.

        Dining services costs decreased by $0.3 million, or 7.5%, in the first quarter 1996. Total dining services costs (including food, beverages, linen, catering equipment and supplies) per Midwest Express revenue passenger decreased from $12.00 in 1995 to $10.94 in 1996. The decrease was primarily due to a reduction in costs following the negotiation of a long-term contract with the primary food caterer for Midwest Express. Reduced pricing was effective January 1, 1996. The Company has recently learned the Wisconsin Department of Revenue is asserting that Wisconsin sales taxes should be paid in connection with the Company's purchase of meals from its food caterer. While the Company does not believe any such sales tax is payable, if the Department of Revenue successfully asserts its position, then the Company would be liable for back taxes and associated interest in the amount of approximately $0.4 million as of May 1, 1996, and the Company would have to pay approximately $0.2 million in additional sales taxes annually in the future. The Company has not established any reserve in respect of these potential taxes.

        Maintenance costs increased by $0.8 million, or 17.8%, from 1995. Of this increase, $0.6 million was at Midwest Express and was attributable to increased repair costs of engines, landing gear and other aircraft components. The increase in maintenance costs at Astral was the result of the two aircraft placed in service in the second quarter 1995.

        Aircraft rental costs increased by $0.1 million in 1996. Decreased lease costs associated with Midwest Express' two MD-88 aircraft were more than offset by the lease costs for two Midwest Express aircraft acquired in December 1995, two Astral aircraft acquired in May 1995 and lease guarantee fees for five Midwest Express aircraft and all of the Astral aircraft. The lease guarantee fees totalled $0.3 million in the first quarter 1996.

        Other operating expenses increased by $1.0 million, or 13.7%, from 1995. The increase includes $0.2 million of nonrecurring costs associated with acquiring and transporting three of Midwest Express' recently acquired aircraft from Asia to Milwaukee and $0.1 million of relocation costs for the new headquarters office facility. Other significant cost increases included an increase in the frequent flyer liability resulting from promotions associated with the credit card program, an increase in booking fees due to higher passenger volume and rates and higher costs associated with being a public company. The public company costs included expenditures for the annual report, external audit fees, investor relations, regulatory reporting and legal fees.

        Interest Income. Interest income for the first quarter 1995 relates to an intercompany cash management program the Company had with Kimberly-Clark prior to the Initial Public Offering. Market rates of interest were earned on the amount of cash the Company had advanced to Kimberly-Clark. Interest income in the first quarter 1996 reflects interest income on cash and cash equivalents during the quarter.

        Provision for Income Taxes. Income tax expense for the first quarter 1996 increased to $1.8 million, a $0.7 million increase over 1995. The effective tax rates for the first quarters of 1996 and 1995 were 39.3% and 38.8%, respectively. For purposes of calculating the Company's income tax expense and effective tax rate for periods after the Initial Public Offering, the Company treats amounts payable to the Selling Stockholder under a Tax Allocation and Separation Agreement (the "Tax Agreement") entered into with the Selling Stockholder in connection with the Initial Public Offering as if they were payable to taxing authorities. The effect of the Tax Agreement generally is to put the Company in the same financial position it would have been in had there been no increase in the tax basis of Midwest Express' assets in connection with the Initial Public Offering. See "Relationship with Kimberly-Clark."

        Net Income. Net income for the first quarter increased $1.0 million, or 54.7%, from 1995. The net income margin improved from 3.1% in 1995 to 4.3% in 1996. The expenses of this Offering, which will be paid by the Company, will have an adverse effect on net income in the second quarter 1996 in an estimated amount of approximately $0.2 million.


        Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

        Operating Revenues. The Company's operating revenues totalled $259.2 million in 1995, a $55.6 million, or 27.3%, increase over 1994. Passenger revenues accounted for 92.0% of total revenues and increased $54.7 million, or 29.8%, from 1994 to $238.4 million. The increase was attributable to a 19.8% increase in volume, as measured by revenue passenger miles, and an 8.4% increase in revenue yield.

        Midwest Express passenger revenue increased by $42.4 million, or 26.0%, from 1994 to $205.3 million. This increase was caused by a 19.3% increase in origin and destination passengers and a 6.6% increase in revenue yield. The Omaha base of operations, which was initiated in May 1994, accounted for $15.0 million of the increase in passenger revenues and 8.5% of the increase in passengers. Midwest Express' capacity, as measured by ASMs, increased 12.2%, primarily because of the full year of operations of the three aircraft added in 1994 to initiate Omaha service. Load factor increased from 60.8% in 1994 to 64.1% in 1995 and revenue yield increased from 16.7 cents in 1994 to 17.8 cents in 1995. The improvements in load factor and revenue yield were attributable to a reduction in competition in several markets and improved industry conditions, most importantly, the discontinuation of Continental Airlines "Lite" product.

        Astral passenger revenue increased in 1995 by $12.3 million, or 59.0%, to $33.1 million. This operation began as a wholly owned subsidiary in February 1994 and had an average of 9.8 aircraft in service during 1994. In 1995, Astral had an average of 14.3 aircraft in service, including two aircraft acquired in the second quarter 1995. Astral carried 43.3% more passengers in 1995 and achieved a 3.4% increase in revenue yield. Load factor increased from 41.7% in 1994 to 42.5% in 1995.

        Mail and cargo revenue increased $1.6 million in 1995, or 17.6%. Of this increase, $1.2 million was due to the Omaha operation.

        Revenue from other services decreased $0.7 million, or 6.1%, in 1995. Other revenue activities include charter sales, airport handling and contract maintenance sales to other airlines, transportation service charges, frequent flyer programs and other items. Revenue decreased in 1995 because a corporate shuttle program, which generated $1.4 million in 1994, was discontinued in September 1994. In addition, charter sales decreased due to the temporary discontinuation of a dedicated charter aircraft in 1995, and ground handling services revenue decreased due to the loss of a customer who suspended flight operations. Additional revenue was realized from an increase in contract maintenance services, frequent flyer programs, ticket exchange administrative fees and Midwest Express co-branded credit card program which was initiated in October 1995.

        Operating Expenses. 1995 operating expenses increased $35.5 million, or 18.4%, from 1994. Of this increase, $22.8 million was due to 1995 being the first full year of Astral and Omaha operations. In addition, the higher costs were due to increased passenger volumes from Midwest Express' Milwaukee operation. On a cost per total ASM basis, Midwest Express operating expenses increased 2.1% to 11.00 cents in 1995 from
   10.77 cents in 1994.  Costs per total ASM at Astral increased 8.4% to
   19.38 cents from 17.87 cents. The main reason for the cost increase at Astral was that aircraft were owned in 1994 prior to a sale/leaseback transaction in June 1994. Accordingly, Astral did not incur any rental costs on its aircraft during the first half of 1994.

        Salaries, wages and benefits increased $9.6 million, or 18.1%, from 1994. On a cost per total ASM basis, these costs increased from 3.07 cents in 1994 to 3.18 cents in 1995, or 3.6%. The number of full-time equivalent employees at year-end increased by 117 to 1,628 in 1995. Midwest Express added 77 employees, about half of which were in the reservations function to process increased passenger volume. Astral added 40 employees in 1995 primarily due to the addition of two aircraft in the second quarter and because of an increase in pilots resulting from regulatory changes. Increases in salary and wage rates accounted for $2.6 million of the change in the Company's labor costs. Benefit costs increased by $2.4 million at the Company in 1995, and were 25.5% of salaries and wages in 1995 and 24.5% in 1994.

        Aircraft fuel and oil and associated taxes and fueling charges increased $4.5 million, or 14.7%, from 1994. Fuel consumption increased by 14.1% because Midwest Express operated 12.8% more flight segments in 1995 over 1994 and Astral operated 34.8% more flight segments. Into-plane fuel prices increased 0.6% in 1995, averaging 62.0 cents per gallon in 1994 and 62.4 cents per gallon in 1995. A new 4.3 cent federal fuel excise tax surcharge began on October 1, 1995 and cost the Company $0.6 million in the fourth quarter 1995.

        Commissions increased by $6.0 million, or 31.5%, because of increased passenger revenue. Of this increase, $4.4 million related to increased travel agency commissions and $1.6 million to increased credit card fees. Commissions as a percentage of passenger revenue increased from 10.3% in 1994 to 10.4% in 1995. The Company decided not to implement a travel agent commission cap like most other air carriers in 1995. The Company believes the incremental passenger travel that travel agents direct to Midwest Express because the commission cap was not implemented is sufficient to offset the cost savings had the cap been implemented.

        Dining services costs increased $1.7 million, or 12.5%, due to increased Midwest Express passenger volume. Total dining services costs (food, beverages, linen, catering equipment and supplies, etc.) per Midwest Express revenue passenger decreased from $12.15 in 1994 to $11.45 in 1995. This decrease was partly due to increased passenger load factors, which reduced the fixed component cost per passenger of dining services costs, and increased passenger volume on lower cost snack flights.

        Station rental, landing and other fees increased by $2.5 million, or 15.0% in 1995. Airport costs at Midwest Express increased $1.6 million, a result of approximately $0.4 million of higher costs at the new Denver airport, $0.4 million at the Toronto station where Midwest Express began jet service in May 1995, and $0.4 million at the Omaha station which was operated during all of 1995 and only eight months in 1994. At Astral, these costs increased $0.9 million due to a 34.8% increase in flight segments in 1995.

        Aircraft maintenance materials and repairs increased by $3.4 million, or 24.5%, from 1994. Midwest Express maintenance costs increased by $2.5 million, or 21.5%, and Astral maintenance costs increased $0.9 million, or 41.7%. The increased costs were primarily the result of the increase in aircraft operated and flight segments; Midwest Express had 12.8% more scheduled service flights in 1995 and Astral had 34.8% more flights. In addition, Midwest Express increased certain accrual rates for future major engine overhauls and incurred higher non-routine engine maintenance costs in 1995. On a cost per ASM basis, maintenance materials and repairs increased 10.0%, from 0.80 cents in 1994 to 0.88 cents in 1995.

        Depreciation and amortization increased by $0.6 million in 1995, primarily the result of the depreciation associated with aircraft hush kits installed in 1994 and a full year's depreciation on the assets acquired in 1994 to support the start-up of the Omaha and Astral operations.

        Aircraft rental costs increased $1.8 million, or 13.9%, in 1995. Astral aircraft lease costs increased $3.0 million because of two additional aircraft acquired in 1995 and the use of the other 13 aircraft for the entire year. Astral had an average of 9.8 aircraft in service in 1994 versus 14.3 in 1995. In addition, a sales/leaseback transaction was executed in June 1994 following the phased-in acquisition of the first 12 Beechcraft aircraft. Accordingly, Astral did not incur any rental costs on its aircraft during the first half of 1994. Midwest Express' aircraft rental costs decreased by $1.2 million in 1995 due to a reduction in the lease cost for two MD-88 aircraft, which became effective in March 1995, and a non-recurring cost in 1994 of $0.9 million associated with leasing turboprop aircraft to temporarily support the Astral operation. These cost reductions were partially offset by a full year of rental expense in 1995 for the three aircraft placed in service in the second quarter 1994 for the Omaha operation.

        Other operating expenses increased by $5.3 million, or 20.9%, from 1994. Other operating expenses consist primarily of advertising and promotion, property and liability insurance, property taxes, reservations fees, administration and other items. Reservation booking fees increased $0.8 million in 1995 due to higher passenger volumes and booking fee rates; insurance costs increased $0.7 million due to the increased number of aircraft and passengers and higher insurance rates; property taxes increased $0.6 million primarily due to the increase in the number of Astral aircraft; advertising costs increased $0.5 million due to an emphasis on increasing product awareness in Omaha; and telecommunications costs increased $0.3 million due to higher passenger volumes and reservations. Other operating expenses on a cost per total ASM basis increased 5.5% from 1.46 cents in 1994 to 1.54 cents in 1995.

        Interest Income/Interest Expense. The net increase in interest income and expense of $2.1 million relates to an intercompany cash management program the Company had with Kimberly-Clark Corporation prior to the Initial Public Offering. Market rates of interest were earned on the amount of cash the Company had advanced to Kimberly-Clark. Subsequent to the Initial Public Offering, the Company earned $0.2 million in interest income and had no interest expense.

        Other Income and Expense. Two non-recurring items were incurred in the third quarter 1995; an employee stock grant cost $0.9 million and costs associated with the Initial Public Offering, including legal fees, external audit fees and document printing costs, totalled $0.6 million.

        Provision for Income Taxes. The provision for income taxes increased $8.2 million in 1995. The effective tax rates in 1995 and 1994 were 39.3% and 38.5%, respectively. The higher tax rate in 1995 was generally attributable to costs of the Initial Public Offering that are not deductible for income tax purposes.

        Net Income. Net income increased by $12.5 million in 1995, or 187.1%. The net income margin increased to 7.4% in 1995, versus 3.3% in 1994.

        Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

        Operating Revenues. The Company's operating revenues totalled $203.6 million in 1994, a $38.5 million, or 23.3%, increase over 1993. Passenger revenue, which represented 90.2% of total operating revenues, increased 23.1% over 1993 to $183.7 million. The increase is attributable to a 52.5% increase in passenger volume, which was partially offset by an 11.9% decrease in passenger yield. Of the increase in passenger volume, 52.0% was attributable to the new Astral operation with the remaining increase in volume attributable to Midwest Express. The decreased yield was attributable to Midwest Express and was due to pricing discounts implemented as a result of competitors' discounts, changes in the flight mix and targeted promotions, primarily in Omaha and other new markets.

        Midwest Express' passenger volume increased 25.2% from 1993, primarily due to the new Omaha operation, increased service to Cleveland, Kansas City and Newark and full year operations at cities where service was initiated in 1993. Load factor grew by 1.1 points in 1994 to 60.8%, as RPMs increased by 23.9% versus a 21.8% increase in capacity. The increased capacity was due primarily to the introduction of three DC-9 aircraft for the new Omaha operation. The increased passenger volume, which was partially offset by the 11.9% decrease in yield, caused passenger revenue to grow to $162.9 million in 1994, a 9.2% improvement over 1993.

        In its partial first year of operations, Astral passenger revenues were $20.9 million.

        Cargo revenue in 1994 increased $2.1 million over 1993 due primarily to increased mail volume associated with the new Omaha operation.

        Excluding a $1.2 million reduction in service charges due to the 1994 expiration of the code-sharing agreement with Mesa, other revenue increased $3.1 million, or 34.0%, in 1994. Other revenue activities, which generally produce significant contributions to operating income, include charter sales, airport handling and contract maintenance sales to other airlines, transportation service charges and other items. The increase in other revenue was primarily due to a corporate shuttle program with an unrelated company (which was discontinued during 1994) and increased contracted airport handling, ticket exchange service charges, frequent flyer mileage sales and charter sales.

        Operating Expenses. 1994 operating expenses increased $43.2 million, or 28.9%, from 1993. Of this increase, $16.6 million related to the new Astral operations. The remainder of the increase was attributable to Midwest Express' increased passenger volume and costs associated with the start-up of its Omaha operation. On a cost per total ASM basis, total operating expenses were 11.08 cents in 1994, virtually unchanged from 1993.

        With the addition of 252 and 177 additional full-time equivalent employees at Midwest Express and Astral, respectively, primarily to support new operations, salaries, wages and benefits cost per total ASM increased 4.8% to 3.07 cents in 1994 from 2.93 cents in 1993. Salaries, wages and benefits increased $13.8 million, or 35.0%, from 1993, of which $10.8 million related to the employees added in 1994 and to the full year effect of incremental 1993 employees; $2.6 million was attributable to labor rate changes; and $0.4 million was due to benefit cost changes.

        Aircraft fuel and oil and associated taxes and fueling charges increased $5.8 million, or 23.5%, in 1994 versus 1993. The average fuel price per gallon decreased 4.6% to 62.0 cents in 1994, causing the cost of fuel, oil and associated taxes and fueling cost per total ASM to decrease by 3.8% to 1.77 cents in 1994 from 1.84 cents in 1993. Fuel consumed during 1994 increased 29.4% from 1993 due to the start-ups of Omaha and of Astral.

        Commissions increased in 1994 by $3.6 million, or 23.4%, compared to 1993, due to increased passenger revenue. Of this increase, $2.7 million related to increased travel agency commissions and $0.9 million related to increased credit card fees.

        Dining services costs in 1994 for Midwest Express increased $1.6 million, or 13.7%, from 1993 due to increased passenger volume. Total dining services costs per Midwest Express passenger decreased from $13.38 in 1993 to 12.15 in 1994. This decrease was primarily due to increased passenger volume on snack flights.

        Station rental, landing and other fees increased by $4.3 million in 1994, a 34.1% increase from 1993. Of this increase, $2.1 million related to the 1994 start-up of Astral operations. The remainder related to Midwest Express' new Omaha operation, the effect of full year operations in Cleveland and Columbus, increased operations at Kansas City and Dallas/Ft. Worth and increased rental rates in New York.

        Aircraft maintenance materials and repairs increased $3.9 million, or 38.7%, from 1993. Of this increase, $2.1 million related to Astral operations. The remaining increase is due primarily to Midwest Express' additional aircraft. Aircraft maintenance material and repair cost per total ASM increased from 0.75 cents in 1993 to 0.80 cents in 1994 due to the lower number of ASMs generated by Astral's 19-seat aircraft versus Midwest Express' jet aircraft.

        Aircraft rental costs increased by $5.2 million in 1994, a 64.6% increase from 1993. Of this increase, $3.6 million related to Astral, consisting of $2.7 million for the aircraft acquired by Astral during 1994 and $0.9 million for short-term wet leases incurred during start-up. The remaining $1.6 million of the $5.2 million increase related primarily to the jet aircraft placed into service during 1994 for the new Omaha operation. Astral leases caused the Company's aircraft rental cost per total ASM to increase by 28.8% to 0.76 cents in 1994 from 0.59 cents in 1993 because Astral's leases are for new aircraft that have fewer seats than the leased Midwest Express aircraft.

        Other operating expenses increased in 1994 by $4.6 million, or 22.2%, from 1993. Other operating expenses consist primarily of advertising and promotion, property and liability insurance, property taxes, reservations, administration and other items. Of the $4.6 million increase, $1.4 million related to Astral's operation, which began in 1994. The remainder of the increase was principally caused by increased Midwest Express advertising, insurance, reservation system booking fees, relocation (primarily due to the Omaha start-up), corporate communications, flight simulator rental and telephone costs, primarily for the Company's reservations operation. Other operating cost per total ASM decreased 5.2% to 1.46 cents in 1994 from 1.54 cents in 1993 due to a 28.8% increase in total ASMs from 1993 to 1994.

        Interest Income and Expense. Interest income and expense relates to the intercompany cash management arrangements the Company had with Kimberly-Clark. The Company's 1994 net interest expense decreased $0.5 million from 1993 due to the repayment of amounts owed Kimberly-Clark.

        Taxes. The provision for income taxes decreased $1.7 million in 1994, from $5.9 million in 1993 to $4.2 million in 1994. The effective tax rate was 39.4% and 38.5% in 1993 and 1994, respectively.

        Net Income. The Company's net income decreased $2.4 million, or 26.7%, in 1994 due to decreased yield. Increased capacity related to the start-ups of Astral and Omaha caused total operating cost per total ASM of
   11.08 cents in 1994 to be virtually unchanged from 1993.

   Quarterly Results of Operations

        The following table presents selected unaudited consolidated quarterly results of operations of the Company for 1994 and 1995 and the first quarter 1996. The results of operations for any quarter are not necessarily indicative of the results for any future period.

                                           1994                                          1995                        1996
                        March 31  June 30  September 30  December 31 March 31  June 30  September 30  December 31   March 31
                                                            (in thousands)

   Operating revenues    $45,041   $51,005    $53,981      $53,565   $58,541   $69,393     $67,846     $63,375       $66,608
   Operating expenses     41,868    46,400     51,442       52,618    55,880    56,580      56,749      58,572        62,192
   Operating income        3,173     4,605      2,539          947     2,661    12,813      11,097       4,803         4,416
   Income before
     income taxes          2,768     4,152      2,693        1,225     2,994    13,376      10,046       5,110         4,672
   Income taxes            1,067     1,599      1,038          472     1,161     5,305       3,741       2,190         1,836
   Net income              1,701     2,553      1,655          753     1,833     8,071       6,305       2,920         2,836


   Liquidity and Capital Resources

        Prior to the Initial Public Offering, the Company participated in Kimberly-Clark's cash management program, under which the Company's working capital and capital expenditure requirements were funded by Kimberly-Clark and the Company delivered excess cash to Kimberly-Clark. The net amount owed to or due from Kimberly-Clark was reported on the Company's financial statements as a short-term intercompany payable or receivable, respectively. As a result, the Company generally had not utilized third party lending sources. Rather, the Company's sources of funds for working capital and capital expenditure requirements included Kimberly-Clark, cash flow from operations and the financing of certain aircraft acquisitions through operating lease arrangements.

        Prior to 1992, the Company funded its operations and capital needs through the Kimberly-Clark cash management program. By December 31, 1993, the Company's cumulative cash flows from operations were sufficient to reduce the historical negative cash balance with Kimberly-Clark and resulted in an intercompany receivable of $3.2 million. Immediately prior to consummation of the Initial Public Offering, (i) the Company ceased participating in this program, (ii) Kimberly-Clark repaid the outstanding intercompany receivable in full in the amount of $44.0 million and (iii) the Company paid a dividend to the Selling Stockholder from its cash on hand in an amount such that the Company had a resulting initial cash balance of approximately $9.0 million.

        The Company now finances its operations with cash generated from operations, short-term borrowings under its credit facilities and long-term financing arrangements relating to the acquisition of jet and turboprop aircraft. The Company has entered into a $35.0 million three-year revolving credit facility involving three banks and a five-year $20.0 million secondary revolving credit facility involving Kimberly-Clark. Borrowings under the Kimberly-Clark facility must be repaid prior to repayments on the bank credit facility. The bank credit facility requires a commitment fee of 12.5 basis points of the average unused commitment with interest payable on the outstanding principal balance at LIBOR plus 50 basis points. The Kimberly-Clark facility does not require a commitment fee, and interest is at a rate equal to the then current rate of interest under the bank credit facility plus 100 basis points. The Company is most likely to require working capital during November, December or January due to travel seasonality. As of March 31, 1996, the Company has not used its credit facilities, except for letters of credit totalling approximately $1.7 million that reduce the amount of available credit under the bank credit facility.

        The Company's cash and cash equivalents totalled $20.3 million at March 31, 1996 compared to $14.6 million at December 31, 1995. The Company's working capital deficit, which is primarily due to the Company's air traffic liability (advance bookings, whereby passengers have purchased tickets for future flights), accrued scheduled maintenance expense and accrued lease payments, decreased to $8.5 million at March 31, 1996 from $9.8 million at December 31, 1995, reflecting increased working capital provided from operations. Net cash flows provided by operating activities totalled $25.7 million, $23.1 million, $34.8 million, $7.7 million and $9.2 million for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively. Net cash from operations decreased from 1993 to 1994 due to a decrease in yield and increased costs associated with the start-ups of Astral and Omaha operations. The increases for 1995 and for the three months ended March 31, 1996 versus the prior periods were due to improvements in passenger volumes and yields at both Midwest Express and Astral and improved results from Midwest Express' Omaha operations. The Company entered into operating leases in December 1995 to finance two of Midwest Express' recently acquired aircraft, and as of March 31, 1996, the Company had approximately $4.7 million in receivables from the aircraft lessors associated with aircraft refurbishment and hush kit costs for these aircraft that the lessors will pay to the Company in the second quarter 1996.

        Consistent with the industry, the Company incurs significant costs related to the maintenance and overhaul of its aircraft and engines. Regarding overhauls, the Company primarily uses two generally accepted accounting principles, the accrual method and the built-in overhaul method. Under the accrual method, the expected cost of the next overhaul is accrued, on a pro rata basis, as the aircraft or engine is in service. Under the built-in overhaul method, the cost of a completed overhaul is capitalized and amortized, on a pro rata basis, over the period remaining until the next overhaul. A significant amount of the Company's capital expenditures relate to airframe and engine overhaul costs accounted for under the built-in method.

        Capital expenditures totalled $6.7 million in 1993, $9.9 million in 1994, $8.0 million in 1995 and $5.0 million for the three months ended March 31, 1996. In 1993, capital expenditures related mainly to an airframe overhaul, engine overhauls and replacements and hush kits.
   During 1994, the Company's capital spending related primarily to hush kits and the start-ups of Astral and Omaha operations. In 1995, capital expenditures related mainly to engine overhauls and aircraft modifications. Capital expenditures during the three months ended March 31, 1996 included payments relating to the purchase of one of Midwest Express' recently acquired aircraft. The Company may choose to enter into a sale-leaseback transaction relating to this aircraft, in which case the Company would recover approximately $4.0 million of these capital expenditure payments as part of the transaction. Other investments of $0.3 million, $1.8 million and $0.2 million in airport slots were made in 1993, 1994 and 1995, respectively.

        The Company expects to incur capital expenditures of $19.8 million during all of 1996 (which assumes that the Company will own only one of the four recently acquired aircraft), $11.4 million in 1997 and $17.8 million in 1998. From March 31, 1996 through 2000, the Company expects aggregate capital expenditures to be approximately $72.0 million. Of this, approximately $26.5 million will relate to fleet maintenance requirements, including $23.6 million for engine and airframe overhauls accounted for under the built-in method of accounting and $2.9 million for airworthiness directives. The balance includes $14.0 million for the planned installation of hush kits on owned jet aircraft to comply with Stage 3 noise requirements, $6.8 million for spare parts and $24.7 million to support anticipated market expansions and general business needs.
   Other than the $14.0 million of spending for aircraft hush kits, there is no anticipated material capital spending associated with the protection of the environment.

        Generally, the Company chooses whether to lease or own aircraft based upon its analysis of which option provides the best economic terms, taking into account effective interest rates and residual values calculated by the Company and proposed lessors, among other factors. As of May 1, 1996, the Company owned 14 jet aircraft (including two of Midwest Express' recently acquired aircraft), which are subject to no outstanding indebtedness, and leased nine jet aircraft (including the other two recently acquired aircraft) and 15 turboprop aircraft under leases that are treated as operating leases for financial accounting purposes. As to the two recently acquired aircraft that the Company owns, which the Company acquired in February and April, respectively, the Company has not finalized financing; the Company anticipates it will secure lease financing for one and retain ownership of the other. In connection with its operating leases, the Company has significant lease obligations not reflected as liabilities on the Company's balance sheet. See Note 5 to Consolidated Financial Statements. The required frequency of aircraft lease payments varies, with the current Astral fleet lease payments payable semi-annually, certain of Midwest Express' jet aircraft leases payable quarterly, in arrears, and certain of such leases payable monthly.

        As of May 1, 1996, leases relating to five of Midwest Express' jet aircraft and all of Astral's turboprop aircraft are guaranteed by Kimberly-Clark in return for a guarantee fee paid by the Company. See
   "Relationship with Kimberly-Clark." In connection with the refinancing that the Company anticipated for its 15 turboprop aircraft at the time of the Initial Public Offering, the Company has given notice to the current lessors of the turboprop aircraft of its intention to purchase the aircraft in June 1996, and the Company is pursuing replacement lease financing that the Company intends to have in place at the time it purchases the aircraft or as soon as possible thereafter. In addition, Midwest Express recently exercised a right of first refusal purchase option for two DC-9-30 aircraft currently under lease, and the Company anticipates securing lease financing for these two aircraft with a different lessor in the second quarter 1996. After refinancing the 15 turboprop aircraft and the two aircraft to be acquired under the right of first refusal purchase option, only three aircraft will remain subject to leases that Kimberly-Clark has guaranteed. Kimberly-Clark will continue to guarantee these leases and continue to receive a guarantee fee of approximately $0.1 million annually. The Company believes its refinancing of aircraft leases as described above will have no material effect upon the Company's overall lease expenses.

        As a result of the Initial Public Offering, under leases relating to two of Midwest Express' aircraft that are not guaranteed by Kimberly-Clark, the lessor has the right to require the Company to make cash escrow payments to the lessor of stipulated airframe and engine maintenance reserve amounts. The Company and the lessor have agreed in principle to substitute a letter of credit under the Company's bank credit facility in lieu of cash escrow payments. If this agreement is not finalized and the lessor requires the Company to make the escrow payments, then the Company will be obligated to immediately fund past accruals totalling approximately $3.5 million as of May 1996 and, on a monthly basis, fund future accruals at a monthly rate of approximately $74,000, in each case by delivering cash to the lessor. In any event, the Company has retained the right, and intends, to perform (or cause to be performed) the maintenance to which the reserved amounts relate. For financial accounting purposes, the Company accrues an amount on a monthly basis under the accrual method, based upon its estimated cost to perform the overhauls; the accrual amount is less than the stipulated escrow amount. The Company is entitled to receive interest on amounts in escrow, and the lessor will return any amounts in escrow that are in excess of the Company's cost to perform the overhauls.

        All aircraft leases stipulate the maintenance condition the applicable aircraft must be in upon redelivery of the aircraft at the expiration of the lease. The Company believes its maintenance program is equal or superior to that required by the lessors and, accordingly, does not anticipate additional maintenance requirements at the expiration of the leases.

        The Internal Revenue Service ("IRS") has recently issued a technical advice memorandum concerning the timing of deducting amounts paid for engine and airframe overhaul costs. Consistent with industry practice, the Company deducts such amounts in full in the year paid. The IRS' position is that such amounts should be capitalized and depreciated on an accelerated basis over a period of seven years. If the IRS were to successfully challenge the Company's practices, the result would have an adverse impact on the Company's cash flows. The Company currently intends to deduct approximately $8.0 million of these engine and airframe overhaul costs in 1996; under the IRS' position, the Company could only deduct these costs over seven years. In any event, because under the Tax Agreement the Selling Stockholder is generally responsible for income tax assessments with respect to periods ending on or prior to consummation of the Initial Public Offering, a final determination adverse to the Company would not have an adverse effect on the Company with respect to these periods.

        The Company believes its cash flow from operations, funds available from credit facilities and available long-term financing for the acquisition of jet aircraft and turboprop aircraft will be adequate to provide for working capital needs and capital expenditures through 1997.


   New Accounting Standard

        In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes a fair value based method of accounting for stock options. Entities have the option of either adopting the measurement criteria of the statement for accounting purposes, thereby recognizing an amount in results of operations on a prospective basis, or disclosing in the footnotes the pro forma effects of the new measurement criteria. The Company intends to adopt the pro forma disclosure features of SFAS No. 123, which are effective for fiscal years beginning after December 15, 1995.


                                    BUSINESS

   Background

        Midwest Express operates a single-class, premium service passenger jet airline that caters primarily to business travelers and serves selected major business destinations throughout the United States from operations bases in Milwaukee and Omaha. Midwest Express' historical results reflect profits since 1987, despite losses in the domestic airline industry during recent years. Midwest Express attained such profits through careful selection of markets, controlled growth, efficient use of resources and a high level of customer service.

        Midwest Express evolved out of Kimberly-Clark's desire to provide a convenient and cost-effective way to meet Kimberly-Clark's internal transportation needs. In response to escalating travel costs and inconvenient commercial airline schedules and service, Kimberly-Clark began daily, nonstop shuttles in October 1982 for its employees traveling between Kimberly-Clark offices in two cities. Key management personnel from Kimberly-Clark who successfully operated the shuttle became the senior management of Midwest Express.

        Midwest Express began commercial operations in 1984 with two DC-9-10 aircraft, serving three destinations from Milwaukee's General Mitchell International Airport. Milwaukee, as Midwest Express' original base of operations, has been the main focus of its route structure, and Midwest Express now offers services between Milwaukee and 24 cities. Midwest Express established Omaha as its first base of operations outside Milwaukee in May 1994 and now provides the only nonstop service between Omaha and five destinations.

        A key element of the Company's strategy involves establishing operations bases in cities such as Milwaukee and Omaha that have strong business communities, are underserved by other jet carriers and do not have the potential passenger volume to attract significant competition from airlines that schedule frequent flights requiring a high volume of traffic in single markets. From an operations base, Midwest Express provides service primarily to major business destinations. The Company carefully selects destinations based upon a variety of factors, including the size of the "origin and destination" traffic between a city and the base, a stage length of primarily 600 to 1,000 miles so there is sufficient flight time to enable Midwest Express to provide a premium level of service and to enable passengers to value the level of service they receive, demographics that suggest strong business communities (including population, income, age, education, lifestyle and business climate information) and the current air service between the cities. Midwest Express focuses on routes with potential origin and destination traffic of approximately 50,000 to 100,000 in annual passenger volume because the Company believes this level of traffic is optimal to provide Midwest Express DC-9 service without the significant probability of competition from high density carriers. In examining the current service in a particular market, the Company considers such factors as the current availability of nonstop service, the frequency and convenience of flights, the level of customer service, other airlines' local brand identities, strength of other airlines' frequent flyer programs and the passenger yield that airlines in the market experience. The Company then uses such data to project volume and profitability of the market for the Company.

        Astral began operations in early 1994 by taking over routes that Mesa had operated as a commuter feed system under a code sharing agreement between Mesa and Midwest Express that expired that year. Under the agreement, Mesa operated the system beginning in 1989 as "Skyway Airlines" using Midwest Express' airline code, and Midwest Express performed reservations, pricing, yield management, scheduling and marketing functions for Mesa. Astral elected to operate with new 19-seat Beechcraft 1900D aircraft, with stand-up cabins, instead of the Beechcraft 1900C aircraft that Mesa had used, which have lower ceilings and slower operating speeds. Astral now serves more cities than Mesa served under the code sharing agreement and offers service between Milwaukee and more than 20 Midwestern cities and point-to-point service to other selected markets.

   Route Structure and Scheduling

        Systemwide Growth

        Midwest Express began commercial operations in 1984 serving three destinations from Milwaukee. The following table highlights the growth in the number of cities served by Midwest Express and by Mesa and Astral operating as "Skyway Airlines" and related financial and other information for the Company:

                 Number of Cities Served
                    as of December 31               Annual Operating Statistics(1)
                                                                            Aircraft at
             Midwest      Skyway                  Operating      Operating     end of
    Year     Express   Airlines(1)   Total(2)      Revenues       Income     Period(3)
                                                (in thousands)

    1984        5             0         5         $  6,845      $ (3,761)         3
    1985        7             0         7           16,013        (2,764)         4
    1986        8             0         8           24,803        (1,556)         5
    1987       10             0        10           44,189         5,276          5
    1988       15             0        15           61,368         5,745          8
    1989       16            18        29           91,872         7,474         10
    1990       19            20        34          125,825         5,075         12
    1991       19            23        37          125,262           568         13
    1992       20            25        41          133,946         4,092         14
    1993       23            21(4)     38          165,056        15,897         16
    1994       24            25        43          203,592        11,264         32
    1995       25            26        44          259,155        31,374         34(3)

   (1)  Information for "Skyway Airlines" reflects operations of Mesa from 1989 through January 1994 under a code sharing agreement with Midwest Express and operations of Astral from February 1994 to December 31, 1995.  See "Business-
        Background."  Annual operating statistics do not include information concerning operations of Mesa, which is not affiliated with the Company.
   (2)  The total number of cities served may not be the sum of the number of cities served by Midwest Express and Skyway
        Airlines because of cities both carriers serve.
   (3)  Reflects aircraft in service at the end of the period.  Since December 1995, Midwest Express has acquired four additional aircraft, of which one entered service in April and the remainder are anticipated to be placed into service by early summer, late summer and year end 1996, respectively.
   (4)  Under its code sharing agreement with Mesa, Midwest Express assisted Mesa in decisions concerning Skyway Airlines destinations.  In advance of the transition from Mesa to Astral, Mesa elected to eliminate service to selected markets.

        Attractive Bases of Operations

        Midwest Express currently has two bases of operations, Milwaukee and Omaha. As of March 31, 1996, Midwest Express served 24 cities from Milwaukee and was the only carrier providing nonstop service between Milwaukee and most Midwest Express destinations. To increase utilization of aircraft and generate incremental revenues and profits, particularly on weekends, Midwest Express provides seasonal service from Milwaukee to four cities, Tampa, Ft. Myers, Ft. Lauderdale and Phoenix, which generally begins in mid-December and runs through April. During the 1994-1995 and 1995-1996 seasons, the Company provided seasonal service without expanding its fleet by limiting certain seasonal flights to weekends, by decreasing the frequency of flights on certain routes and by suspending flights to San Francisco for a three-month period.

        Milwaukee's metropolitan population is approximately 1.5 million, making it the 35th largest metropolitan area in the United States. Thirty-eight Fortune 500 companies are headquartered and/or have operations in the Milwaukee metropolitan area. In 1994, the median household effective buying income in the Milwaukee metropolitan area was $42,648 (compared with $37,070 nationwide). In 1995, the unemployment rate was 3.4% (compared with 5.6% nationwide). More than 21% of the Milwaukee metropolitan population has a college degree. All of these factors help make Milwaukee a stable metropolitan area with a strong economic base and prospects for future growth. In 1995, Milwaukee's airport served more than 5.2 million passengers and was the 56th largest air passenger market in the United States and Canada based on passenger enplanements. Although nine other jet airline carriers serve Milwaukee's airport, these carriers (other than American Trans Air) provide nonstop flights only between Milwaukee and their respective hubs. Midwest Express served 29.7% of the passenger airline travel to and from Milwaukee during 1995.

        From Omaha, Midwest Express provides nonstop service to Los Angeles, San Diego (connecting service on weekdays), Milwaukee, Newark, and Washington National. Omaha passengers can connect to most other cities in the Midwest Express route system through Milwaukee.

        Approximately 663,000 people live in the Omaha metropolitan area, making it the 60th largest metropolitan area in the United States. Thirty Fortune 500 companies are headquartered and/or have operations in the Omaha metropolitan area. In 1995, the median household effective buying income in metropolitan Omaha was $39,420. In 1995, the unemployment rate in Omaha was 2.4%. Nearly 23% of adults 25 years or older are college graduates, compared with 20.3% nationwide. All of these factors contribute to make Omaha an area of economic stability and create potential for further growth. Omaha's airport served approximately 3.1 million passengers in 1995 and was the 68th largest air passenger market in the United States and Canada based on passenger enplanements. Although 10 other jet airline carriers serve Omaha's airport, these carriers (other than Southwest Airlines and Airtran Airways) provide nonstop flights only between Omaha and their respective hubs. Midwest Express served 5.4% of the passenger airline travel to and from Omaha during 1995.

        Integration of Astral Operations

        Midwest Express coordinates Astral routes and schedules. The Company primarily has sought to provide Astral service to communities where there is the opportunity to complement Midwest Express service by giving passengers on short haul, low density routes to Milwaukee the ability to connect to Midwest Express flights without switching carrier systems. To enhance aircraft utilization, Astral also seeks to identify short haul, low density point-to-point routes where there is likely to be a consistent demand for air service even though there is no Milwaukee connection. As of May 1, 1996, Astral offered flights at 24 cities, generally in the northern Midwest of the United States, and at Toronto, Canada.

   Customer Service

        Overall

        Midwest Express has consistently emphasized, and been recognized by the public for, the premium customer service that distinguishes Midwest Express from other airlines. In February 1995, the Zagat Airline Survey of frequent travelers rated Midwest Express as the "Top U.S. Airline." It also ranked Midwest Express as the fourth best airline in the world, the first time a U.S. airline ranked in the top ten. The Zagat Airline Survey was based upon the responses of 9,394 frequent travelers, including 667 travel industry professionals, during the summer of 1994 and rated 46 airlines based on comfort, service, timeliness, food and cost. The June 1995 issue of a leading consumer magazine reported Midwest Express as "Best Airline" based on its 1994 survey of 120,000 readers. Twenty airlines were ranked based on on-time performance, check-in, seat comfort, crowding, flight attendants, and baggage service. In January 1996, a leading consumer travel report awarded Midwest Express the designation as the best U.S. airline for the fifth consecutive year. Conde Nast Traveler has also rated Midwest Express as one of the top three U.S. airlines for four straight years and most recently as #1 in its November 1995 Reader's Choice Awards.

        Midwest Express has accomplished its unique level of customer service through such tangible amenities as a more comfortable seating configuration, quality cuisine and complimentary wine and champagne, as well as such intangibles as the accommodating attitude of Midwest Express employees. Although Astral has less opportunity to provide premium service due to the limited duration of its short haul flights, it also focuses on superior customer service within the regional airline industry.

        Service-Oriented Employees

        The Company believes the pleasantness, enthusiasm and politeness Midwest Express employees demonstrate are important elements of the Company's superior service. Accordingly, the Company stresses these virtues in its careful and selective hiring process and devotes much time training employees to provide superior service. See "Business-Employees." When Midwest Express establishes operations in a new destination or base of operations, it transfers employees from existing operations so that a sizable percentage of the personnel in the new operations includes employees who are familiar with the Midwest Express approach. In addition, promotions are made from within whenever possible.

        Premium Seating

        Each Midwest Express aircraft is configured with two leather-covered seats on each side of the aisle that are larger than coach seats on most other airlines (21 inches wide at the seat cushion compared to 17 to 18 inch wide standard coach seats). There are no middle seats. Midwest Express has continued to be recognized by a leading consumer travel report, most recently in June 1995, as having the most comfortable coach seats in its periodic surveys of U.S. airlines. The number of seats in each aircraft is also fewer than the number of seats that major airlines typically install in the same type of aircraft. The following table illustrates the seating density on Midwest Express' aircraft compared to the certificate seating capacity for the type of aircraft and the number of first class and coach seats installed by certain major airlines, including Northwest Airlines and Trans World Airlines:

                                          Number of         Maximum
                     Number of Seats       Seats on       Capacity of
    Type of             On Midwest      Selected Major     Seats For
    Aircraft         Express Aircraft      Airlines      Aircraft Type

    DC-9-10 . . .           60             68-78              109
    DC-9-30 . . .           84            90-113              127
    MD-88 . . . .          112           132-147              172


        Astral's airplanes are similarly equipped with leather seats. The airplanes also feature stand-up cabins and provide passengers with individual tray tables.

        Dining Services

        The high quality of Midwest Express cuisine has been recognized repeatedly in customer surveys. Breakfast and dinner menus consist typically of a choice of two entrees. Midwest Express offers complimentary champagne on all breakfast flights and complimentary wine on all other flights. Since 1986, after an employee's experiment with a recipe, Midwest Express has offered passengers warm, freshly baked-on-board chocolate chip cookies during luncheon flights. During 1995, Midwest Express spent an average of approximately $10 per Midwest Express revenue passenger meal, compared to an industry average for major carriers of approximately $5.

   Fare Pricing and Yield Management

        Airlines generally offer a range of fares that are distinguished by restrictions on use, such as the times of day and days of the week for travel, length of stay and minimum advance booking period. Midwest Express and Astral generally offer the same range of fares that their competitors offer, although there are exceptions in particular markets where Midwest Express will discount certain categories of fares more than its competition to stimulate the market or will charge a premium in markets where passengers are willing to pay slightly more than the fare of Midwest Express' competitors because of the convenience of Midwest Express' nonstop flights and superior service.

        The number of seats an airline offers within each fare category is also an important factor in pricing. Midwest Express constantly monitors the inventory and pricing of available seats with a computer-assisted yield management system. The system enables Midwest Express' yield management analysts to examine Midwest Express' and Astral's historical demand and increases the analysts' opportunity to establish the optimal allocation of the number of seats made available for sale at various fares. The analysts then monitor each flight to adjust seat allocations and actual booking levels, with the objective of optimizing the number of passengers and the fares paid on future flights to maximize revenues. As a result, for each of the last five years, Midwest Express has realized a yield premium relative to all major U.S. jet carriers in their domestic operations, and the Company believes Midwest Express carries a higher percentage of passengers in more expensive fare categories than do major jet carriers in their domestic operations.

   Marketing

        Advertising

        The Company markets its services primarily by means of listings in computer reservations systems and the Official Airline Guide; in advertising and promotions through newspapers, magazines, billboards, radio and television; and through direct contact with travel agencies and corporate travel departments. The Company maintains a nationwide toll-free telephone number for use by passengers to make reservations and purchase tickets and has sales representatives assigned to all regions where Astral and Midwest Express operate.

        Midwest Express advertises primarily in Wisconsin, the Omaha area and, because the Company believes the convenience of Milwaukee's airport will attract passengers from the area, Northern Illinois. In other markets, the Company uses targeted marketing efforts intended to reach specific businesses that have a connection between Midwest Express markets.

        Midwest Express advertising typically stresses its premium service and nonstop flights. Since 1986, Midwest Express has used the service mark "The Best Care in the Air."/R/ In addition, from time to time the airline has promoted fare discounts or its policy of providing superior service at competitive fares. The Company advertises Astral's "Skyway Airlines" as "The Midwest Express Connection," promoting its link to Midwest Express' nonstop service to other destinations. The Company also advertises Astral as a reliable short haul carrier to certain destinations with no Milwaukee connection.

        Travel Agency Relationships

        Midwest Express sells approximately 80% of its tickets through travel agents, which the Company believes is comparable to the level of many other airlines. Travel agents generally receive a commission from airlines based on the price of the tickets they sell. In 1995, many airlines began limiting the amount of commissions they would pay to agents for certain higher priced tickets. To date, the Company has determined not to limit travel agent commissions because the Company believes the benefits of not imposing a commission limitation have exceeded the potential cost savings. Airlines often pay additional commissions in connection with special revenue programs, usually referred to as "overrides," and airlines often offer reduced fares to many corporate customers. The Company generally has not paid overrides to travel agencies and has discount arrangements with only a very limited number of corporate customers.

        The Company maintains its own reservations center in Milwaukee for Midwest Express and Astral flights. As with most travel agencies, the Company's reservations center obtains airline information, makes reservations and sells tickets through a computer reservation system ("CRS"). CRSs are typically owned or operated by one or more airlines, although the Company has no ownership interest in any CRS. Accordingly, the Company is vulnerable to the price it must pay for access to any CRS, including those controlled or operated by its competitors or their affiliates. The Company currently uses the SABRE CRS owned by AMR Information Systems ("AMRIS"), a subsidiary of AMR Corporation, the parent corporation of American Airlines, Inc. The Company is currently negotiating with CRS providers concerning a new CRS contract.

        Frequent Flyer Program

        The Company operates a frequent flyer program under which mileage credits are earned by flying on Midwest Express, Astral or other participating airlines (including Virgin Atlantic Airways) and by using the services of participating hotels (including Wyndham, Hilton and Loews) and car rental firms (including National and Avis). The program is designed to enhance customer loyalty and thereby retain and increase the business of frequent travelers by offering incentives for their continued patronage. The Company's frequent flyer program includes a Mutual Miles program whereby members in Northwest Airlines' WorldPerks frequent flyer program and Midwest Express' Frequent Flyer members maintain their separate accounts, but can choose to redeem award travel on either carrier or can combine certain mileage from both programs to reach an award level. This program expires in September 1997.

        In October 1995, the Company introduced the Midwest Express MasterCard in conjunction with Elan Financial Services of Illinois ("Elan"). The program allows Midwest Express to offer a co-branded credit card to its frequent flyer members and other members of the public to induce them to become frequent flyers. The Company generates income by selling frequent flyer miles to Elan, which awards the miles to cardholders for charges on their credit cards. Similarly, on April 22, 1996, the Company introduced a program in connection with MCI Telecommunications under which MCI customers are eligible to earn frequent flyer miles.

        Code Sharing Agreements

        In 1992, Midwest Express established ties to the international market through a 5-year code sharing agreement with Virgin Atlantic Airways. Under the agreement, Midwest Express blocks a certain number of seats for passengers on its flights between Boston and Milwaukee in connection with service between Boston and London via Virgin Atlantic. Midwest Express' Boston-Milwaukee flights are designated in computer reservations systems and the Official Airline Guide with both Midwest Express and Virgin Atlantic Airways airline codes.

        Astral operates exclusively pursuant to a code sharing agreement with Midwest Express. Under that agreement, Astral uses Midwest Express' airline code to identify its flights in the industry's computer reservation systems and the Official Airline Guide and conducts operations using Midwest Express' exterior paint schemes.

        Although the Company may enter into future code sharing agreements, particularly with other international carriers, the Company does not believe future code sharing agreements will be a key element for the Company's growth.

   Related Businesses

        Midwest Express also offers ancillary airline services directly to customers, including freight services. The freight business, which consists of transporting freight, United States mail and counter-to-counter packages on regular passenger flights, generated $10.2 million in revenue in 1995. In addition, Midwest Express provides aircraft charter services under various circumstances. During 1995, revenues from charter services were approximately $3.7 million. The primary customers of aircraft charter services are athletic teams, business groups and tour operators. In the second quarter 1996, Midwest Express will place one of its recently acquired aircraft into service primarily to handle charter operations.

   Employees

        As of March 31, 1996, Midwest Express had 1,605 employees (317 of whom were part-time) and Astral had 234 employees (32 of whom were part-
   time). The categories of employees were as indicated on the following table:

                                       Employees as of March 31, 1996
                                          Midwest
    Employee Categories                   Express            Astral

    Flight Operations . . . . . . . .      226                 125
    Inflight  . . . . . . . . . . . .      280                  --
    Passenger Services  . . . . . . .      501                  62
    Maintenance . . . . . . . . . . .      225                  35
    Reservations & Marketing  . . . .      252                  --
    Revenue Accounting & Finance  . .       84                   7
    Administrative  . . . . . . . . .       37                   5
                                       -------              ------
    Total . . . . . . . . . . . . . .    1,605                 234
                                        ======              ======

        The Company subjects substantially all of its employees to rigorous training at the outset of employment. In addition, employees who have contact with customers generally receive recurrent training each year to maintain and improve skills.

        The Company makes extensive use of part-time employees to increase operational flexibility. Given the size of Midwest Express' fleet and flight schedules, the Company does not have continuous operations at many locations. The use of part-time employees enables Midwest Express to schedule employees when they are needed. The Company applies the same standards to hiring part-time employees as it does to full-time employees to ensure that they are aligned with the Company's service philosophy. Part-time employees are eligible for the Company's benefits program, subject to certain restrictions and co-pay requirements, because doing so enables the Company to attract quality employees and reenforces the value the Company places on part-time employees. For statistical purposes, the Company counts each full-time employee as one "full-time equivalent employee" and each part-time employee as one-half "full-time equivalent employee."

        Labor Relations

        The Railway Labor Act ("RLA") governs the labor relations of employers and employees engaged in the airline industry. Comprehensive provisions are set forth in the RLA establishing the right of airline employees to organize and bargain collectively along craft or class lines and imposing a duty upon air carriers and their employees to exert every reasonable effort to make and maintain collective bargaining agreements. The RLA contains detailed procedures which must be exhausted before a lawful work stoppage can occur.

        Until recently, none of the Company's employees have been represented by labor unions. In July 1995, Astral pilots elected the Air Line Pilots Association ("ALPA"), a labor union, to represent them for collective bargaining purposes. The Company began negotiations with ALPA in February 1996. The Company does not know what effects, if any, will result from such election or whether ALPA will initiate any further organizational activities seeking to represent Midwest Express pilots.

        The Company believes management and employees at Midwest Express have had excellent relations. Management has encouraged pilots to develop advisory councils that have been instrumental in developing and overseeing flight operation policy and procedures.

        Employee Benefits

        An objective of senior management of the Company is to ensure that employee interests are aligned with those of the Company's stockholders. Upon consummation of the Initial Public Offering, the Company made a one-time contribution to the Midwest Express 401(k) plan of shares of Common Stock with a cost to the Company of $0.9 million. The Common Stock contributed to the plan was allocated to accounts of all Midwest Express employees based upon years of service to the extent permitted by law and vests in accordance with normal plan vesting rules.

        Midwest Express also has established a profit sharing plan, which is effective in 1996 and will benefit substantially all Midwest Express employees other than senior management. Midwest Express employees are eligible for a profit sharing payout based upon the level of operating income obtained by Midwest Express. Profit sharing payouts will be determined and paid on an annual basis, not less than 45 days after the end of the calendar year.

   Fleet Equipment

        The composition of Midwest Express' aircraft fleet is an important part of the Company's business strategy of offering a premium airline service in an efficient manner. The Company believes McDonnell Douglas DC-9 and MD-88 aircraft, which constitute the entire fleet of Midwest Express, are generally accepted by the market as safe, dependable aircraft. The DC-9s allow Midwest Express to meet expected passenger volumes while minimizing segment costs, and the diversity of the size of aircraft enhances the Company's ability to more efficiently match its aircraft to its route network requirements. The uniformity of the fleet also reduces training and maintenance costs. Midwest Express also believes its practice of operating pre-owned aircraft is more cost-effective than purchasing and operating new aircraft because pre-owned aircraft have a significantly lower acquisition cost, which results in lower depreciation or lease costs and interest charges. Astral's fleet of new turboprop airplanes further complement the Midwest Express fleet, allowing Midwest Express to reach markets it could not otherwise economically serve.

        As reflected in the following table, as of May 1, 1996, Midwest Express had a fleet of 23 McDonnell Douglas jet aircraft, including Midwest Express' four recently acquired aircraft, which consisted of eight DC-9-10 series aircraft, thirteen DC-9-30 series aircraft and two MD-88 aircraft. Fourteen aircraft currently meet Stage 3 noise requirements or will do so before being placed into service. None of the aircraft owned by Midwest Express is subject to liens to secure obligations.

     Midwest Express      Owned/        Date of        Stage
         Aircraft         Leased      Manufacture      Type

          MD-88           Leased        08/22/89         3
          MD-88           Leased        09/21/89         3
          DC-9-30         Leased        06/26/75         3
          DC-9-30         Leased        07/07/75         3
          DC-9-30         Leased        07/25/75         3
          DC-9-30         Leased        05/07/79         3
          DC-9-30         Leased        07/06/79         3
          DC-9-30         Leased        06/10/80         3
          DC-9-30         Leased        07/21/80         3
          DC-9-30         Owned         01/11/68         2
          DC-9-30         Owned         11/08/67         2
          DC-9-30         Owned         01/02/68         2
          DC-9-30         Owned         12/15/67         2
          DC-9-30         Owned         11/30/73         3
          DC-9-30         Owned         05/24/76         3
          DC-9-10         Owned         10/30/66         2
          DC-9-10         Owned         01/22/66         3
          DC-9-10         Owned         07/29/66         2
          DC-9-10         Owned         06/05/65         3
          DC-9-10         Owned         02/06/66         2
          DC-9-10         Owned         07/14/66         3
          DC-9-10         Owned         02/16/66         2
          DC-9-10         Owned         08/18/66         2

        The two MD-88 aircraft leases expire in 1998. The seven DC-9-30 operating leases expire as follows: two in 1999, three in 2001 and two in 2006.

        Astral acquired all new Beechcraft 1900D turboprop aircraft, starting with its first delivery on January 11, 1994, through the delivery of its fifteenth airplane on May 18, 1995. As of May 1, 1996, Astral leased the aircraft from a group of financial institutions. The Company has given notice of its intention to purchase the aircraft in June 1996 for the purpose of refinancing the leases.

        Noise Abatement

        The federal Airport Noise and Capacity Act of 1990 ("ANCA") was intended to convert the nation's commercial jet service to quieter Stage 3 operations by requiring phaseout of Stage 2 operations (as defined in Part 36 of the Federal Aviation Regulations) by December 31, 1999, subject to certain exceptions. The FAA regulations that implement ANCA require carriers to reduce the number of Stage 2 aircraft operated by one of two methods. Midwest Express has chosen to comply with ANCA by operating a fleet of jet aircraft that is 65% Stage 3 by the end of 1996, 75% Stage 3 by the end of 1998, and 100% Stage 3 by the end of 1999. As of May 1, 1996, Midwest Express operated 11 Stage 3 aircraft and nine Stage 2 aircraft. Midwest Express intends to meet December 31, 1996 Stage 3 compliance requirements by installing hush kits on the three recently acquired DC-9-30s that are not yet in service.

        Midwest Express is in compliance with and is fully committed to meeting the interim and final noise compliance requirements as set forth in ANCA. Midwest Express met the 1994 year-end operational requirements and has entered into binding contracts with ABS Partnership and United Technologies Pratt & Whitney Group for the hush kits and related equipment necessary to convert its Stage 2 aircraft into Stage 3 to meet the 65% Stage 3 requirements by December 31, 1996. Midwest Express is continuing to evaluate the economic impact of alternatives for retrofitting or replacing Stage 2 aircraft. The Company estimates the cost to install hush kits is approximately $1.8 million for each DC-9-10 and approximately $2.2 million for each DC-9-30 aircraft. The cost of hush kits installed on leased aircraft would be added to the underlying operating lease rental.

        ANCA also recognizes the right of airport operators to implement local noise abatement procedures that do not interfere unreasonably with the interstate and foreign commerce of the national air transportation system. ANCA generally requires prior FAA approval of local noise restrictions on Stage 3 aircraft and establishes a regulatory notice and review process (but not prior FAA approval) for local restrictions on Stage 2 aircraft first proposed after October 1990. As the result of litigation and pressure from airport area residents, airport operators have adopted airport restrictions on operations over the years to reduce aircraft noise. These actions have included regulations requiring aircraft to meet prescribed maximum decibel limits by designated dates, prohibition on operations during night time hours, restrictions on frequency of aircraft operations, noise budgets and various operational procedures for noise abatement. While the Company has had sufficient operational and scheduling flexibility to accommodate local noise restrictions imposed to the present and complies with all applicable airport noise regulations, its operations could be adversely affected if locally-imposed regulations become more restrictive or widespread.

        Flight Data Recorders

        The FAA has proposed that flight data recorders ("FDRs") carried on board certain aircraft be replaced with FDRs that measure 18 parameters of aircraft operations. Regardless of whether such FAA regulation is finalized, Midwest Express intends to install the upgraded FDRs in its fleet by 1998. The Company estimates that the total cost of such upgrade for its fleet will be approximately $1.0 million.


        Maintenance Requirements

        Because 12 of Midwest Express' 23 aircraft were manufactured between 1965 and 1968, it is likely that they will require greater maintenance expense than newer aircraft. The FAA issued several Airworthiness Directives ("ADs") in 1990 mandating changes to the maintenance program for older aircraft. These ADs were issued to ensure that the oldest portion of the nation's transport aircraft fleet remains airworthy. The FAA is requiring that these aircraft undergo extensive structural modifications on an ongoing basis after 20 years' service.

        Midwest Express is committed to complying with the FAA's requirements within the timeframe mandated by the applicable AD. Based on its current fleet and all applicable ADs, Midwest Express estimates that it may incur additional aggregate expenditures for this purpose of approximately $1.0 million through 1999. Actual expenditures will differ based upon changes
   in Midwest Express' fleet composition.   The Company believes its aircraft
   will remain mechanically reliable and that the estimated cost of maintenance will be within industry norms. However, management currently expects to replace some of the older aircraft before it must invest in hush kits to bring the aircraft in compliance with Stage 3 noise requirements.

   Maintenance and Support

        The Midwest Express maintenance facility in Milwaukee provides maintenance and support for Midwest Express and provides contract services to third parties. It is an FAA-certified repair station and has capabilities to perform routine, as well as nonroutine, maintenance on all types of jet aircraft operated by Midwest Express. Capabilities include airframe inspections and maintenance, avionics component repair, repair and overhaul of wheels and brakes, interior refurbishing, nondestructive testing, and modular teardown and buildup of Pratt & Whitney JT8D-series engines, but not major engine repairs. Astral operates a separate maintenance facility in Milwaukee and provides certain maintenance and support for its own aircraft. The Company believes its two in-house maintenance programs result in lower costs and superior quality than would result from contracting for such services with a third party.

        In light of its Milwaukee maintenance capabilities, Midwest Express provides certain maintenance and support services to other companies. As of May 1, 1996, Midwest Express had contracts to provide on-call maintenance and support in Milwaukee for most major airlines that operate at Milwaukee. Midwest Express also provides maintenance and support for other companies in Omaha, and provides aircraft de-icing services at Milwaukee, Omaha, Madison and expanding commuter service at Omaha. Approximately $1.5 million of the Company's revenue for 1995 was attributable to performing maintenance and de-icing services for third parties.

        It has been the Company's practice to maintain its own ground handling personnel and equipment where the Company believes either its volume of flight operations justifies doing so or quality support is not available from third parties. Currently, Midwest Express has contracts with third parties for such services in several locations outside its Milwaukee and Omaha bases of operations. In other locations, Midwest Express maintains its own personnel and equipment and, in some cases, provides services to other airlines at those locations. Astral relies on Midwest Express for ground handling personnel and equipment at those locations where Midwest Express provides its own such services. In other locations, Astral provides its own such services or contracts with third parties for such services.

   Fuel

        The cost of fuel is the Company's second largest operating expense, after salaries, wages and benefits. Jet fuel costs are subject to wide fluctuations as a result of sudden disruptions in supply, such as the effect of the invasion of Kuwait by Iraq in August 1990. Because the effect of such events on price and availability of oil, the cost and future availability of jet fuel cannot be predicted with any degree of certainty. Increases in fuel prices or a shortage of supply could have a material adverse effect on the Company's operations and operating results.


        The Company's fuel requirements are met by approximately eight different suppliers. The Company contracts with these suppliers as fuel is needed, and the terms vary as to price and quantity. The Company has not entered into any agreement that fixes the price of fuel over any period of time.

        The following table indicates fuel consumption and purchases by Midwest Express for scheduled operations:

                                   1993            1994            1995

    Fuel consumption
     (gallons)  . . . . . .     37,197,931      45,049,428      50,598,116
    Available seat miles
     (ASM)  . . . . . . . .  1,314,522,304   1,600,437,044   1,794,924,396
    Fuel consumption
     (gallons) per ASM  . .          .0283           .0281           .0282
    Total fuel costs (1)  .    $22,760,633     $26,061,435     $29,178,158
    Cost per gallon (1) . .         $ .612          $ .579          $ .577
    Total fuel costs as
     percentage of total
     Midwest Express
     operating costs  . . .          15.3%           14.8%           14.5%

   (1) Excluding into-plane fees.

   Facilities

        The Company has secured long-term use of gates and hangar and maintenance facilities at General Mitchell International Airport in Milwaukee. The Company is a signatory to the airport master lease, which expires in 2010, for 14 gates at the Milwaukee airport, including ticket counter, baggage handling and operations space. In 1989, the Company completed construction of its maintenance facility at the Milwaukee airport with a lease of land from the airport that will allow the Company to exercise a series of five-year options to extend the lease for 60 years. The hangar area of the facility is 48,000 square feet, which can accommodate four DC-9 aircraft. The facility also has another 16,000 square feet for stockroom and other maintenance operation support. The Company plans to expand this facility in 1996 to increase office and shop space by approximately 19,000 square feet.

        In 11 of the other 24 cities Midwest Express serves, Midwest Express leases gates at the airport directly from the airport authority. For the other 13 cities, Midwest Express subleases gates from other carriers. In Omaha, Midwest Express has exclusive rights to two gates and leases 11,526 square feet of airport space.

        On March 1, 1996, Midwest Express relocated to a new headquarters building. Midwest Express has contracted to lease the 65,000 square foot building for a term of 15 years.

        Astral has secured long term leases of facilities at Milwaukee's airport. Astral owns an office and aircraft hangar facility at the airport. The land on which this facility is located is leased until 2010. The facility has approximately 20,000 square feet of hangar and maintenance space, which can accommodate as many as five Beechcraft 1900Ds. The facility also has approximately 5,000 square feet of space where Astral's administrative offices are located. The Company believes Astral will need additional office space in the future, but its facilities are otherwise adequate for current and anticipated future needs.

        Astral leases one gate from the Milwaukee airport, under terms that extend until 2010, and also utilizes one Midwest Express gate. Astral can park several aircraft in the ramp area serviced by these gates.

   Airline Industry Outlook

        Airline profitability is highly sensitive to changes in passenger revenue yield, passenger demand and fuel prices. Each of these factors was adversely affected from 1990 to 1992 by the general state of the economy, the effects of the Persian Gulf War and severe industry-wide fare discounting. As a result, the U.S. domestic airline industry incurred unprecedented losses during these years. The airline industry began to improve in 1993, and most major carriers reported strong profits in 1995. This return to profitability was the result of several significant developments. Some of these developments, as well as expected future trends, are discussed below.

        Capacity Control

        Industry capacity, measured in terms of available seat miles, increased significantly during the 1980's as new airlines were started and existing airlines expanded their operations and placed new aircraft into service. Competition for passenger volume was intense, resulting in frequent fare promotions and unprofitable operations in many markets.
   From 1991 to 1995, growth in domestic capacity was only approximately 1% annually. Many orders for new aircraft were deferred or cancelled while some older aircraft were retired. Because of improved industry conditions and projected traffic growth, the Company believes domestic capacity will increase in 1996 at rates approximating the increase in passenger traffic.

        Traffic Growth

        Domestic passenger traffic increased 0.3% in 1993, 5.3% in 1994, and 4.0% in 1995. Much of this growth was caused by low fare, high frequency carriers that stimulated the leisure passenger market. According to FAA forecasts, scheduled domestic airline traffic is expected to increase 3.8% annually during the next ten years. While industry growth can be highly correlated to broader economic conditions, traffic increases may outpace the general economy as the airline industry continues to develop increasingly sophisticated yield management systems designed to maximize passengers and passenger revenue.

        Increase in Leisure/Personal Travel

        In the last ten years the percentage of passengers travelling for leisure or personal reasons as compared to business travel has increased. The Company believes this trend will continue as industry competition will remain strong and fares will remain at levels that stimulate nonbusiness travel.

        Reduced Fare Discounting

        In the early 1990s, airlines aggressively discounted passenger fares to increase volume and market share. Other airlines reacted to such fare action by similarly reducing fares to remain competitive, often at the expense of profitability. As the larger carriers continue to rationalize operations by lowering unit costs and shedding unprofitable routes and hubs, and as newer, smaller airlines tend to have limited market scope and financial resources, industry-wide fare discounting has become less severe. However, in specific markets in which low cost carriers provide service, the offering of unrestricted low fares is increasing. While the Company believes the industry will continue to offer fare discounts, particularly in markets in which low cost carriers provide service, the Company anticipates that the negative impact of broad-based discounting upon industry-wide profitability will be less severe than experienced in the early 1990s.

   Competition

        The Company competes with other air carriers between all cities it serves. See "Risk Factors-Industry Conditions and Competition." Many of the Company's competitors have elaborate route structures that transport passengers to hub airports for transfer to many destinations, including those served by Midwest Express and Astral. Some competitors offer flights from cities served by Midwest Express to more than one of their hub airports, permitting them to compete in markets by offering multiple routings. For many markets that Midwest Express serves from Milwaukee and Omaha, the competition does not provide nonstop service, but that condition could change. In some markets, Astral and Midwest Express also compete against ground transportation.

        The Company has the largest market share of passengers at Milwaukee. In 1995, the Company carried 29.7% of passengers boarded, while Northwest Airlines, which has the second largest share, carried 22.7%. In Omaha, Midwest Express had 5.4% of the market based upon passengers boarded in 1995, compared to 27.2% boarded by United Airlines and 10.7% by Northwest Airlines, the carriers with the two largest market shares.

   Regulation

        General

        The DOT has the authority to regulate economic issues affecting air service, including, among other things, air carrier certification and fitness, insurance, deceptive and unfair competitive practices, advertising, CRS's and other consumer protection matters such as on-time performance, denied boarding, and baggage liability. It also is authorized to require reports from air carriers and to inspect a carrier's books, records and property. The DOT has authority to investigate and institute proceedings to enforce its economic regulations and may in certain circumstances assess civil penalties, revoke operating authority and seek criminal sanctions.

        The FAA regulates the Company's aircraft maintenance and operations, including flight operations, equipment, aircraft noise, ground facilities, dispatch, communications, training, security, weather observation, flight and duty time, crew qualifications, aircraft registration and other matters affecting air safety. The FAA has the authority to modify, suspend temporarily or revoke permanently the authority of the Company or its licensed personnel, after notice and a hearing, for failure to comply with regulations promulgated by the FAA and to assess civil penalties for such failures.

        The airline also is subject to regulations or oversight by federal agencies other than the DOT and FAA. The antitrust laws are enforced by the U.S. Department of Justice; labor relations are generally regulated by the RLA, which vests certain regulatory powers in the National Mediation Board with respect to airlines and labor unions arising under collective bargaining agreements; and the utilization of radio facilities is regulated by the Federal Communications Commission. Also, the Company is generally regulated by the Environmental Protection Agency and state and local agencies with respect to the protection of the environment and to the discharge of materials into the environment. In addition, the Immigration and Naturalization Service, the U.S. Customs Service, and the Animal and Plant Health Inspection Service of the Department of Agriculture have jurisdiction over inspection of the Company's aircraft, passengers and cargo to ensure the Company's compliance with U.S. immigration, customs and import laws.

        From time to time, legislation is proposed by Congress and regulations are proposed by government agencies which could materially impact the Company's operations and financial condition. For example, the FAA has proposed regulations that will require Midwest Express to replace its existing flight data recorders in certain aircraft with flight data recorders that measure more flight data. See "Fleet Equipment-Flight Data Recorders." Also, some local governments have adopted laws governing aircraft operations, including noise abatement, curfews and use of airport facilities.

        Safety

        In compliance with FAA regulations, the Company's aircraft are subject to many different levels of maintenance or "checks" and periodically go through complete overhauls. Maintenance efforts are monitored closely by the FAA, with FAA representatives on-site. In 1995, Midwest Express underwent a Regional Aviation Safety Inspections Program visit, during which a team of FAA experts from the FAA Regional Office thoroughly audited Midwest Express' entire maintenance and flight operations programs over a one-week period. The FAA advised Midwest Express that there were no adverse findings as a result of its audit. Also in 1995, Midwest Express underwent an audit by the local FAA Flight Standards District Office and no significant adverse findings were made. In 1994, Midwest Express was also the recipient of an in-depth technical inspection conducted by the Department of Defense ("DOD"). The DOD rated Midwest Express' operation outstanding.

        In 1994, the FAA began a reevaluation of its safety regulations by calling a summit of senior airline operating officials in January 1995. Representatives of Midwest Express and Astral participated in the summit. As a result of the FAA's reevaluation, airlines agreed to undertake internal audits of their operations and report to the FAA. Midwest Express and Astral developed procedures for conducting such audits.

        Although both Midwest Express and Astral are subject to FAA safety regulations, the regulations that govern aircraft with 30 seats or fewer were less stringent than the regulations applicable to aircraft with more than 30 seats. In December 1995, the FAA finalized regulations that require smaller aircraft operators to conduct business under more stringent rules previously applicable only to aircraft with more than 30 seats. In March 1996, Astral submitted its transition plan to the FAA in order to comply with these regulations by no later than the final compliance deadline in March 1997. The Company believes compliance with these requirements will result in approximately $0.4 million in additional annual costs.

        Slots

        The FAA's regulations currently permit the buying, selling, trading and leasing of certain airline slots at Chicago's O'Hare, New York's La Guardia and Kennedy International and Washington D.C.'s National airports. A slot is an authorization to take off or land at the designated airport within a specified time window. The DOT and FAA must be advised of all slot transfers.

        The FAA's slot regulations require the use of each slot at least 80% of the time, measured on a bi-monthly basis. Failure to do so without a waiver of the FAA (which is granted only in exceptional cases) subjects the slot to recall by the FAA. In addition, the slot regulations provide that slots may be withdrawn by the FAA at any time without compensation to the carrier holding or operating the slot to meet the DOT's operational needs (such as providing slots for international or essential air transportation). The FAA recently concluded a review of slot regulation and determined that the present structure of the slot system should not be changed. Midwest Express' ability to increase its level of operations at certain domestic cities currently served is affected by the number of slots available for takeoffs and landings.

   Insurance

        In the opinion of management, the Company maintains insurance policies of types customary in the industry and in amounts management believes are adequate to meet DOT requirements and to protect the Company and its property against material loss. The policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverage for loss or damage to its flight equipment, and worker's compensation insurance. There is no assurance, however, that the amount of insurance carried by the Company will be sufficient to protect it from material loss.

   Legal Proceedings

        A Commissioner of the Equal Employment Opportunity Commission ("EEOC") filed charges against the Company on July 8, 1992, pursuant to Title VII of the Civil Rights Act of 1964, as amended, that pertained to the Company's practices since January 1, 1989. On October 20, 1994, the Milwaukee office of the EEOC issued a decision finding that reasonable cause existed to believe the Company violated Title VII by: (a) engaging in recruitment practices which discriminate against Blacks (as such term is defined in Title VII); (b) failing to hire Blacks for flight service representative, aircraft groomer and aircraft mechanic positions; (c) failing to hire and assign Blacks into entry-level supervisory and management positions; and (d) failing to maintain proper records on its employment process in accordance with Section 709 (c)(1) of Title VII and the Uniform Guidelines Employee Selection Procedures.

        Based on these charges and the EEOC's subsequent decision, the EEOC proposed a conciliation agreement that would have called for the Company to pay up to $20,000 to publish in local newspapers notice of the settlement; make $1,010,000 available as a fund for persons allegedly rejected from employment by the Company or deterred from applying for employment; pay back pay in the amount of $93,800 for persons denied promotions; and pay an additional $15,000 for each person identified as a class member. The Company has denied the allegations by the EEOC, has rejected the conciliation agreement and intends to vigorously defend itself against the charges unless a settlement can be reached that would make it economically impractical to contest the charges. The Company has not established any reserve in respect of these charges.

        In addition to the pending EEOC charges, the Company is a party to routine litigation incidental to its business. Management believes that none of this litigation is likely to have a material adverse effect on the Company's consolidated financial position and results of operations.



                                   MANAGEMENT

   Executive Officers and Directors

        The following table contains the name, age and position with the Company of each executive officer and director as of March 31, 1996, excepting Carol M. Skornicka, who will join the Company on or before June 1, 1996. Their respective backgrounds are described in the following table.

      NAME                 AGE             POSITION

   Timothy E. Hoeksema      49   Chairman of the Board, President and Chief
                                 Executive Officer and Director (1)

   Brenda F. Skelton        40   Senior Vice President - Marketing and
                                 Customer Service and Director (2)

   Dennis J. Crabtree       56   Senior Vice President - Operations

   Roland E. Breunig        44   Vice President, Chief Financial Officer and
                                 Treasurer

   Carol Skornicka          53   Vice President, General Counsel and
                                 Secretary

   Peter J. Van Hoof        49   Vice President - Safety and Regulatory
                                 Compliance

   Richard J. Nelson        53   President and Chief Executive Officer of
                                 Astral Aviation, Inc.

   Rex J. Kessler           49   Vice President - Technical Services

   Carol J. Reimer          46   Vice President - Human Resources

   Robert S. Bahlman        37   Controller

   Dennis J. O'Reilly       40   Assistant Treasurer

   John Bergstrom           49   Director (3)

   Oscar C. Boldt           71   Director (2)

   Albert J. DiUlio, S.J.   53   Director (1)

   Thomas J. Falk           37   Director (2)

   James G. Grosklaus       60   Director (1)

   Frederick P. Stratton,
    Jr.                     56   Director (3)

   David H. Treitel         41   Director (1)

   John W. Weekly           64   Director (3)

   _______________________

      (1) Term expires in 1999.
      (2) Term expires in 1997.
      (3) Term expires in 1998.


        Timothy E. Hoeksema has been a director, the Chairman of the Board, Chief Executive Officer and President of the Company since 1983. Mr. Hoeksema joined Kimberly-Clark in 1969 and, prior to 1977, served as its Chief Pilot. He was elected President of K-C Aviation Inc., a subsidiary of Kimberly-Clark that provides various aircraft maintenance and modification services to the general aviation market, in 1977. Mr. Hoeksema was appointed President - Transportation Sector of Kimberly-Clark in 1988. Mr. Hoeksema resigned from all positions with Kimberly-Clark as of August 1, 1995. Mr. Hoeksema is also a director of The Marcus Corporation, M&I Marshall & Ilsley Bank, the Rawhide Boys Ranch and the Milwaukee Metropolitan Association of Commerce and a member of the Greater Milwaukee Committee.

        Brenda F. Skelton has served as the Senior Vice President - Marketing and Customer Service of the Company since March 1995. Prior thereto, Ms. Skelton served as Vice President of Marketing for the Company from February 1993 to March 1995. Ms. Skelton also served as Director of Marketing Programs for the Company from April 1987 to February 1993.

        Dennis J. Crabtree has served as Senior Vice President-Operations of the Company since September 1995 after joining the Company as Vice President-Operations in May 1995. From July 1994 to May 1995, Mr. Crabtree served as Vice President-Safety and Regulatory Compliance for Continental Airlines, Inc., an airline carrier, where he was responsible for five departments, the functions of which impacted more than 300 aircraft and 40,000 employees worldwide. From January 1993 to July 1994, Mr. Crabtree served as the President of Continental Express, Inc., an airline carrier, in which position he served as senior executive officer of the company. From March 1989 to January 1993, Mr. Crabtree served as the Staff Vice President-Safety and Regulatory Compliance for Continental Airlines, Inc., in which position he was responsible for the evaluation and monitoring of company-wide regulatory compliance.

        Roland E. Breunig has served as the Vice President, Chief Financial Officer and Treasurer of the Company since July 1995. Mr. Breunig served as the Controller of the Company from 1986 to September 1995. Mr. Breunig also served as the Controller of K-C Aviation Inc. and other subsidiaries of Kimberly-Clark and has served in various other capacities at Kimberly-Clark since 1980. Mr. Breunig resigned from all positions with Kimberly-Clark and its subsidiaries as of August 1, 1995.

        Carol Skornicka will begin serving as Vice President, General Counsel and Secretary of the Company on or before June 1, 1996. Ms. Skornicka currently serves as Secretary of the Wisconsin Department of Industry, Labor and Human Relations, a position she has held since 1991.

        Peter J. Van Hoof has served as Vice President - Safety and Regulatory Compliance of the Company since March 1995. Prior thereto, Mr. Van Hoof served from December 1987 to March 1995 as the Vice President-Expansion Programs of the Company.

        Richard J. Nelson has served as President, Chief Executive Officer, and a director of Astral since January 1994. From March 1992 to January 1994, Mr. Nelson served as the Director of Special Projects-Aircraft Lease/Finance for Markair, Inc. and Markair Express, Inc., airline carriers, at which positions he was responsible for a fleet of 39 aircraft, including 12 jet aircraft and 23 turboprop aircraft. From March 1991 to April 1992, Mr. Nelson served as Vice President of Flight Operations and Maintenance for Markair, Inc. and Markair Express, Inc., at which positions he was responsible for 180 employees. On May 20, 1992, Markair, Inc. and Markair Express, Inc. filed for bankruptcy.

        Rex J. Kessler has served as Vice President-Technical Services for the Company since September 1995. Prior thereto, Mr. Kessler served as Director-Maintenance of the Company from December 1987 to August 1995.

        Carol J. Reimer has served as Vice President-Human Resources of the Company since September 1995. Prior thereto, Ms. Reimer served as Director-Human Resources for the Company from its commencement of operations to August 1995 and as Director-Human Resources for K-C Aviation Inc. from December 1982 to August 1995.

        Robert S. Bahlman has served as the Controller of the Company since September 1995. Prior thereto, Mr. Bahlman served as the Financial Manager of the Company from July 1990 to August 1995.

        Dennis J. O'Reilly has served as the Assistant Treasurer of the Company since February 1996. Prior thereto, Mr. O'Reilly served as Business Analyst for the Company from November 1990 to January 1996.

        John F. Bergstrom has served as President and Chief Executive Officer of Bergstrom Corporation, Neenah, Wisconsin, since 1974. Bergstrom Corporation owns and operates hotels and automobile sales and leasing businesses in Wisconsin. Mr. Bergstrom has served as a director of the Company from 1987 to 1991 and from 1993 to present. Mr. Bergstrom is a director of the Wisconsin Energy Corporation, Universal Foods Corporation, The First National Bank-Fox Valley and Kimberly-Clark.

        Oscar C. Boldt has served as the Chairman of the Board of The Boldt Group, Inc., a holding company with subsidiaries in general contracting, development and related businesses, since 1984. Mr. Boldt served as Chief Executive Officer of The Boldt Group, Inc. from 1984 to 1996. Mr. Boldt has been a director of the Company since 1983. Mr. Boldt is a director of Marshall & Ilsley Corporation.

        Rev. Albert J. DiUlio has served as President of Marquette University, Milwaukee, Wisconsin, since August 1990. Prior thereto, Rev. DiUlio served as President of Xavier University, Cincinnati, Ohio. Rev. DiUlio is a director of Baird Capital Development Fund, Inc. and Baird Blue Chip Fund, Inc. and has been a director of the Company since 1993.

        Thomas J. Falk has served as Group President, North American Tissue, Pulp & Paper of Kimberly-Clark since January 1996. Prior thereto, Mr. Falk served at Kimberly-Clark as Group President, North American Tissue Products from July 1995 to January 1996; Group President, North American Consumer Products from January 1995 to July 1995; Group President, Infant and Child Care from May 1993 to January 1995; Senior Vice President, Analysis and Administration from January 1992 to May 1993; and Vice President, Operations Analysis and Control from May 1990 to January 1992. Mr. Falk became a director of the Company in July 1995. He is also a director of Kimberly-Clark de Mexico, S.A. de C.V.

        James G. Grosklaus is employed by Kimberly-Clark and served as Executive Vice President of Kimberly-Clark from 1986 to April 1996. In such position, he was responsible for the Pulp and Newsprint, Paper, Specialty Products and Service and Industrial Sectors, and also is responsible for various staff functions. Mr. Grosklaus served in various capacities with Kimberly-Clark since 1957. Mr. Grosklaus, also a former director of Kimberly-Clark, has been a director of the Company since 1988.

        Frederick P. Stratton, Jr. has served as a director of the Company since 1987. Mr. Stratton is the Chairman and Chief Executive Officer of Briggs & Stratton Corporation, a manufacturer of air-cooled engines. Mr. Stratton has held such positions since 1986. Mr. Stratton is also a director of Banc One Corporation, Briggs & Stratton Corporation, Weyco Group, Inc., Wisconsin Energy Corporation and Wisconsin Electric Power Company.

        David H. Treitel has served as a director of the Company since 1984. Mr. Treitel has served as President of SH&E, Inc., an aviation consulting firm, since September 1993. Prior thereto, Mr. Treitel served as the Executive Vice President of SH&E, Inc. from 1989 to 1993.

        John W. Weekly has served as the Vice Chairman of Mutual of Omaha Insurance Company and United of Omaha Life Insurance Company, life insurance companies, since February 1996, and has served as the President and Chief Operating Officer of such companies since February 1990. Mr. Weekly was appointed to the office of Vice Chairman of Mutual of Omaha Insurance Company and United of Omaha Life Insurance Company in February 1995. Mr. Weekly has been a director of the Company since April 1995.

        The Company's Restated Articles of Incorporation and By-laws provide for three classes of directors, with staggered terms expiring seriatim at each annual meeting of stockholders. Pursuant to the Restated Articles of Incorporation, the Company has 10 directors, three in the class whose term will expire in 1997, three in the class whose term will expire in 1998, and four in the class whose term will expire in 1999. The Company's Restated Articles of Incorporation further sets forth certain notice requirements in connection with director nominations.

        The Company's Board of Directors has established an Audit Committee, a Compensation Committee, a Board Affairs and Nominating Committee, and an Executive Committee.

        The duties of the Audit Committee are to recommend to the Board of Directors the selection of independent public accountants to audit annually the books and records of the Company, discuss with the independent auditors and internal auditors the scope and results of audits, and approve and review any nonaudit services performed by the Company's independent auditing firm.

        The duties of the Compensation Committee are to provide a general review of the Company's compensation and benefit plans to ensure that they meet the Company's objectives. The Compensation Committee has the sole authority to administer the Option Plan described below and to grant awards thereunder. In addition, the Compensation Committee approves the Chief Executive Officer's compensation and reviews the Chief Executive Officer's recommendations on (i) the compensation of all other officers of the Company, (ii) the grant of awards under the Company's then existing compensation and benefit plans other than such Option Plan and (iii) the adoption of major Company compensation policies and practices. The Compensation Committee reports its recommendations to the Board of Directors for approval and authorization.

        The duties of the Board Affairs and Nominating Committee are to recommend to the Board of Directors nominees for election as Directors of the Company and to review compensation and benefits for the Board of Directors and other matters relating to the Board.

        The Executive Committee may exercise all the authority of the Board of Directors of the Company in the management of its business affairs except for matters related to the composition of the Board and its committees, changes in the By-laws, matters specifically delegated to other committees and certain other significant corporate matters.

   Director Compensation

        All directors who are not employees of the Company, any subsidiary of the Company or any 10% or greater shareholder of the Company ("Non-employee Directors") are paid an annual retainer and also receive a fee of $1,500 and $500 for each Board meeting and committee meeting, respectively, that they attend after the Initial Public Offering.
   Pursuant to the Midwest Express Holdings, Inc. 1995 Stock Plan for Outside Directors (the "Director Plan"), the annual retainer is payable in 300 shares of Common Stock, and at the election of a director, a portion or all of the meeting and committee fees are also payable in shares of Common Stock, commencing as of April 19, 1996, the date shareholders of the Company approved the Director Plan. Pursuant to the Director Plan, Non-employee Directors may also defer the receipt of fees for purposes of deferring recognition of income for tax purposes. This deferral may be made to a share account for Common Stock granted under the Director Plan or to a cash account for those fees payable, at the Non-employee Director's election. Such deferred fees (i) will be treated as invested in Common Stock, and ultimately will be paid in Common Stock, to the extent such fees would have been paid in Common Stock, or (ii) will otherwise earn a return at market rates. All directors are reimbursed for expenses incurred in connection with attendance at Board and committee meetings.

   Executive Compensation

        The following table sets forth certain information regarding compensation paid during each of the Company's last two years to the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers (collectively, the "named executive officers") by the Company and its affiliates or Kimberly-Clark and its affiliates for services rendered in all capacities to the Company and its affiliates at any time during such periods and/or to Kimberly-Clark and its affiliates prior to the Initial Public Offering.

                           SUMMARY COMPENSATION TABLE

                                                                            Long-Term Compensation
                                           Annual Compensation                      Awards

                                                             Other                        Awards
                                                             Annual                     Securities         All Other
      Name and Principal     Fiscal   Salary               Compensa-      LTIP          Underlying         Compensa-
            Position          Year     ($)     Bonus ($)    tion ($)   Payouts($)       Options (#)       tion ($)(3)
                                                                                    MEH (1)       K-C(2)

    Timothy E. Hoeksema,      1995   $299,700    $280,000      $0            $0      50,000       20,000         $4,725
      Chairman of the         1994    285,000      82,000       0       293,193           0            0          4,500
      Board, President
      and Chief
      Executive Officer

    Brenda F. Skelton         1995    116,666      62,753       0             0      15,000        6,000          3,457
      Senior Vice             1994     96,687      18,810       0             0           0            0          2,868
      President-
      Marketing and
      Customer Service

    Peter J. Van Hoof         1995    106,834      32,375       0             0       5,000          900          2,337
      Vice President-         1994    103,040      13,570       0             0           0            0          3,055
      Safety and
      Regulatory
      Compliance

    Roland E. Breunig         1995    106,050      32,375       0             0      10,000        1,000          3,182
      Vice President,         1994     99,150      13,161       0        32,984           0            0          2,975
      Chief Financial
      Officer and
      Treasurer

    Dennis J.                 1995     90,800      44,280  28,667(5)          0      15,000            0          1,050
     Crabtree(4)
      Senior Vice
      President-
      Operations

   _______________

   (1) Represents options granted under the Midwest Express Holdings, Inc. 1995 Stock Option Plan.

   (2) Represents options to purchase shares of common stock of Kimberly-Clark, in each case granted by Kimberly-Clark in 1995 prior to consummation of the Initial Public Offering. As a result of Kimberly-Clark reducing its ownership of the Company, upon consummation of the Offering, 70% of all such options will terminate, and the remaining 30% will expire ninety days after the Offering.

   (3) Amounts shown for 1995 consist solely of Kimberly-Clark's contributions under the Kimberly-Clark Salaried Employees Incentive Investment Plan prior to the Initial Public Offering and/or Midwest Express' contributions under the Midwest Express Airlines Savings and Investment Plan after the Initial Public Offering.

   (4)  Mr. Crabtree's employment with Midwest Express began on May 18, 1995.

   (5) Amount consists solely of relocation expense and related tax gross-up.

        The following table presents certain information as to grants of options to purchase Common Stock made to each of the named executive officers during 1995 pursuant to the Midwest Express Holdings, Inc. 1995 Stock Option Plan (the "Option Plan"), as well as certain information relating to grants of options to purchase shares of common stock of Kimberly-Clark made to certain of the named executive officers during 1995 prior to consummation of the Initial Public Offering. The Option Plan authorizes the grant of options to purchase up to 250,000 shares of Common Stock. The exercise price of an option issued under the Option Plan cannot be less than the fair market value of the Common Stock on the date of grant.

                              Option Grants in 1995
                                                                               Potential Realizable Value
                                                                               at Assumed Annual Rates of
                                                                                Stock Price Appreciation
                                Individual Grants                              for Option Grant Term (1)

            Name                        Percentage
                                         of Total
                           Number of      Options
                           Securities   Granted to    Exercise
                           Underlying  Employees in    or Base                    At 5%
                            Options       Fiscal       Price     Expiration      Annual     At 10% Annual
                            Granted        Year       ($/share)     Date       Growth Rate   Growth Rate

    Common Stock (2)

    Timothy E. Hoeksema       50,000       38.5%        $18       09/21/05     $566,006     $1,434,369
    Brenda F. Skelton .       15,000       11.5%         18       09/21/05      169,802        430,311
    Peter J. Van Hoof .        5,000        3.8%         18       09/21/05       56,601        143,437
    Roland E. Breunig .       10,000        7.7%         18       09/21/05      113,202        286,874
    Dennis J. Crabtree        15,000       11.5%         18       09/21/05      169,802        430,311

       Kimberly-Clark
       Common Stock(3)

    Timothy E. Hoeksema       20,000        N/A          51       02/16/05      641,473(3)   1,625,617(3)
    Brenda F. Skelton .        6,000        N/A          51       02/16/05      192,442(3)     487,686(3)
    Roland E. Breunig          1,000        N/A          51       02/16/05       32,074(3)      81,281(3)
    Peter J. Van Hoof .          900        N/A          51       02/16/05       28,867(3)      73,153(3)

   _______________

   (1) This presentation is intended to disclose the potential value that would accrue to the optionee if the option were exercised the day before it would expire and if the per share value had appreciated at the compounded annual rate indicated in each column. The assumed rates of appreciation of 5% and 10% are prescribed by the rules of the Securities and Exchange Commission regarding disclosure of executive compensation. The assumed annual rates of appreciation are not intended to forecast possible future appreciation, if any, with respect to the price of the Common Stock or Kimberly-Clark's common stock.

   (2) The options to purchase Common Stock reflected in the table (which are nonstatutory stock options for purposes of the Internal Revenue Code of 1986, as amended) were granted effective September 22, 1995, and vest 30% on the first anniversary of the date of grant, another 30% on the second anniversary of the date of grant and the final 40% on the third anniversary of the date of grant. The options are subject to early vesting in the case of the optionee's death, disability or retirement or a change of control (as defined in the Option Plan) of the Company.

   (3) Information relates to options granted to Mr. Hoeksema, Ms. Skelton and Messrs. Breunig and Van Hoof prior to the Initial Public Offering giving them the right to purchase shares of common stock of Kimberly-Clark, which was the parent company of the Company at the time of the grant. As a result of Kimberly-Clark reducing its ownership of the Company, upon consummation of the Offering, 70% of all such options will terminate, and the remaining 30% will expire ninety days after the Offering. Taking into account the revised number of options and assuming a term of one and one-half years, each of Mr. Hoeksema, Ms. Skelton and Messrs. Breunig and Van Hoof has potential realizable value in Kimberly-Clark options at an assumed 5% and 10% annual growth rate, respectively, as follows: Mr. Hoeksema: $23,235 and $47,030; Ms. Skelton: $7,745 and $15,677; Mr. Breunig: $1,162 and
        $2,352; and Mr. Van Hoof:  $1,046 and $2,117.

             The following table sets forth information regarding (i) the exercise during 1995 prior to the Initial Public Offering of stock options by each of the named executive officers under Kimberly-Clark plans and
   (ii) the year-end value of unexercised options held by such officers under the Option Plan. No options to acquire Common Stock were exercised during 1995.

                       Aggregated Option Exercises in 1995
                    and Option Values as of December 31, 1995
                                                                    Midwest Express Options

                                                                 Number of
                                                                 Securities
                                                                 Underlying         Value of
                                                                Unexercised      Unexercised in-
                                                                 Options at     the-Money Options
                                                                December 31,     at December 31,
                                 Kimberly-Clark Options             1995(#)          1995($)(1)
                             Shares Acquired      Value         Exercisable/      Exercisable/
             Name             on Exercise(#)  Realized($)(1)   Unexercisable      Unexercisable

    Timothy E. Hoeksema             4,000        $197,125          0/50,000        $0/$481,250
    Brenda F. Skelton                   0               0          0/15,000          0/144,375
    Peter J. Van Hoof                   0               0           0/5,000           0/48,125
    Roland E. Breunig                   0               0          0/10,000           0/96,250
    Dennis J. Crabtree                  0               0          0/15,000          0/144,375
   _______________

   (1) The dollar values are calculated by determining the difference between the fair market value of the underlying stock as of the date of exercise or December 31, 1995, as the case may be, and the exercise price of the options.

   Pension Plan

        Midwest Express will provide retirement benefits to certain of its U.S. employees, including the named executive officers, through a pension plan for employees (the "Midwest Express Pension Plan"). The following table illustrates the estimated annual benefits payable upon retirement at age 65 under the Midwest Express Pension Plan for the specified highest five-year average remuneration and years of service classifications.

                               Pension Plan Table
                                             Years of Service

    Five-Year Average
     Remuneration($)      15        20         25         30       35         40

    $100,000  . . . .  $ 19,800   $ 26,400  $ 33,000  $ 39,600   $ 46,210  $ 52,810
     200,000  . . . .    42,300     56,400    70,500    84,600     98,710   112,810
     300,000  . . . .    64,800     86,400   108,000   129,600     151210   172,810
     400,000  . . . .    87,300    116,400   145,500   174,600    203,710   232,810
     500,000  . . . .   109,800    146,400   183,000   219,600    256,210   292,810
     600,000  . . . .   132,300    176,400   220,500   264,600    308,710   352,810
     700,000  . . . .   154,800    206,400   258,000   309,600    361,210   412,810

        The Midwest Express Pension Plan entitles each vested employee to an annual pension benefit at normal retirement equal to 1.50% of final average earnings times the employee's years of service and subject, in some cases, to deduction for social security benefits. Final average earnings is defined as the highest average of any five consecutive years of compensation (as defined in the Midwest Express Pension Plan) out of the last fifteen calendar years of employment, or the average compensation over the last sixty months of employment, if greater.

        Retirement benefits for participants who have at least five years of vesting service may begin on a reduced basis at age 55, or on an unreduced basis at normal retirement age. Unreduced benefits also are available for participants with 10 years of vesting service at age 62 or as early as age 60 with 30 years of vesting service. The normal form of benefit is a single-life annuity payable monthly. Benefits will be actuarially adjusted if the employee receives one of the available forms of joint and survivor annuity or other option forms of payment.

        Service recognized under Kimberly-Clark's pension plan is counted for eligibility and vesting purposes and, for certain transferring employees, benefit accrual purposes under the Midwest Express Pension Plan.

        The benefits illustrated in the foregoing table are computed on a single-life annuity basis. Benefits will be adjusted if the employee receives one of the optional forms of payment. Benefits under the Midwest Express Pension Plan are limited to the extent required by tax provisions. To the extent benefits under the pension plan are limited under tax law, any excess will be paid pursuant to supplemental retirement arrangements. Remuneration covered by the Midwest Express Pension Plan is a participant's salary and bonus, as shown in the Summary Compensation Table for the named executive officers.

        The estimated years of benefit service, as of normal retirement at age 65, for the named executive officers under the Midwest Express Pension Plan are as follows: Mr. Hoeksema, 42 years; Ms. Skelton, 34 years; Mr. Van Hoof, 39 years; Mr. Breunig, 37 years; and Mr. Crabtree, 10 years.

   Agreements with Named Executive Officers

        The Company has agreements with each of the named executive officers that provide that each officer is entitled to benefits if, after a change in control (as defined in the agreements) of the Company, such officer's employment is ended through (i) termination by the Company, other than by reason of death or disability or for cause (as defined in the agreements), or (ii) termination by the officer following the first anniversary of the change in control or due to a breach of the agreement by the Company or a significant adverse change in the officer's responsibilities. In general, the benefits provided are: (a) a cash termination payment one to three times the sum of the executive officer's annual salary and highest annual bonus during the three years before the termination, (b) continuation of equivalent hospital, medical, dental, accident, disability and life insurance coverage as in effect at the time of termination, (c) supplemental pension benefits, and (d) outplacement services. The agreement provides that, if any portion of the benefits under the agreement or under any other agreement would constitute an "excess parachute payment" for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), then benefits are reduced so that the executive officer is entitled to receive $1 less than the maximum amount that such officer can receive without becoming subject to the 20% excise tax imposed by the Code, or which the Company may pay without loss of deduction under the Code.


                              CERTAIN TRANSACTIONS

        In July 1995, Chocolate Chip Limited Partnership, a Wisconsin limited partnership ("Chocolate Chip"), purchased a parcel of land located at 6744 South Howell Avenue, Oak Creek, Wisconsin, from Midwest Express at a purchase price of $258,500. The Boldt Group, Inc. controls Boldt Development Corporation, a member of the limited liability company that is the general partner to Chocolate Chip. Oscar C. Boldt, a member of the Company's Board of Directors, is the Chairman of the Board of The Boldt Group, Inc. The sale price for the parcel was determined on the basis of two independent appraisals, and the Company believes such price represents a price no less favorable to Midwest Express than could be obtained from an unaffiliated party.

        On June 30, 1995, Midwest Express entered into a lease with Chocolate Chip for a corporate headquarters to be built at 6744 South Howell Avenue in Oak Creek, Wisconsin. The lease began on March 1, 1996. The lease is for an initial term of 15 years and provides for rental payments of $557,200 per year for the first five years, $625,457 per year for years six through ten, and $703,639 per year for years eleven through fifteen. The lease also requires the Company to pay all expenses relating to the building. The lease terms were obtained through a competitive bidding process, and the Company believes the terms are no less favorable to Midwest Express than could be obtained from an unaffiliated party.

        See "Relationship with Kimberly-Clark" for a discussion of certain relationships and transactions involving the Company and Kimberly-Clark and its affiliates, including the Selling Stockholder.

                        RELATIONSHIP WITH KIMBERLY-CLARK

        The discussion below includes summaries of the material provisions of certain agreements affecting the relationship between Kimberly-Clark and the Company. All of these agreements have been structured and documented by Kimberly-Clark and the Selling Stockholder without independent legal representation of the Company and have not been negotiated on an arm's length basis.

        In connection with the Initial Public Offering, the Company, Midwest Express, Astral, Kimberly-Clark and the Selling Stockholder entered into a Tax Allocation and Separation Agreement (the "Tax Agreement"). Pursuant to the Tax Agreement, the Company is responsible for all taxes with respect to the Company for all periods, but the Selling Stockholder will be responsible for, or entitled to, U.S. federal, state and local income and franchise tax assessments or refunds with respect to periods ending on or prior to the consummation of the Initial Public Offering. Pursuant to the Tax Agreement, for purposes of federal and certain states' income taxes, the Company is treated as if it purchased all of Midwest Express' assets, and as a result, the tax basis of Midwest Express' assets was increased to the deemed purchase price of the assets. The tax on the amount of the gain on the deemed asset purchase was paid by the Selling Stockholder. This additional basis results in increased income tax deductions and, accordingly, reduced income taxes payable by the Company. Pursuant to the Tax Agreement, the Company is paying to the Selling Stockholder the amount of such benefit with respect to the additional basis (retaining 10% of such tax benefit), as realized on a quarterly basis, calculated by comparing the Company's actual taxes to the taxes that would have been owed had the increase in basis not occurred. The Company made a payment of approximately $76,000 to the Selling Stockholder in connection with such election for the portion of 1995 after the Initial Public Offering. The Company's payment in connection with such election for the first quarter 1996 was approximately $446,000. In the event of certain business combinations or other acquisitions involving the Company, tax benefit amounts thereafter will not take into account, under certain circumstances, income, losses, credits or carryovers of businesses other than those historically conducted by Midwest Express or the Company. The Company has agreed that it will not enter into any transaction a significant purpose of which is to reduce the amount payable to the Selling Stockholder under the Tax Agreement. Except as described above, and except for the 10% benefit, the effect of the Tax Agreement generally is to put the Company in the same financial position it would have been in had there been no increase in the tax basis of Midwest Express' assets in connection with the Initial Public Offering.

        Prior to the Initial Public Offering, Kimberly-Clark provided various administrative and financial services to the Company and its subsidiaries, including management information systems, employee benefits administration, legal, tax, treasury, accounting and risk management services, and certain other corporate staff and support services. Concurrently with the consummation of the Initial Public Offering, the Company and Kimberly-Clark entered into a shared services agreement giving the Company the right to continue to receive certain of these services (the "Shared Services Agreement"). The Shared Services Agreement extends to December 31, 1996, but may be terminated earlier by the Company. Further, the Company has the right to elect whether to receive any individual services and may choose to cease receiving any individual service at any time. The fees payable by the Company to Kimberly-Clark under the Shared Services Agreement have been and will continue generally to be at rates approximately equivalent to Kimberly-Clark's cost of providing these services, and are payable on a monthly basis. In 1995, the Company incurred fees of approximately $180,000 payable to Kimberly-Clark under the Shared Services Agreement, of which approximately $130,000 was paid in 1995. For the first quarter 1996, the Company incurred fees of approximately $155,000 under the Shared Services Agreement. Amounts payable to Kimberly-Clark under the Shared Services Agreement will decrease over time as the Company relies less upon Kimberly-Clark to provide services, although the Company will incur costs to replace services that Kimberly-Clark has previously provided. The Company, Kimberly-Clark and a software vendor of Kimberly-Clark are currently in discussions regarding the additional costs, if any, to the Company and/or Kimberly-Clark that may arise out of the Company's use of the vendor's software after the Initial Public Offering under the Shared Services Agreement. While the Company does not believe it has any obligation to Kimberly-Clark or the vendor as to any additional costs, the Company believes the maximum additional costs it would be obligated to bear upon the ultimate resolution of this matter, which would result in a one-time other operating expense charge, is $0.2 million.

        As a participant in Kimberly-Clark's central cash management program prior to the Initial Public Offering, cash generated by the Company and its subsidiaries prior to the Initial Public Offering was transferred to Kimberly-Clark and classified as a receivable from Kimberly-Clark and affiliated companies. In 1995, the Company earned approximately $1.4 million in interest on this receivable. Kimberly-Clark paid interest on the amounts Kimberly-Clark owed to the Company at a rate imposed arbitrarily by Kimberly-Clark equal to the 30-day commercial rate for high grade unsecured notes, which the Company believes was a rate lower than the Company might have obtained if the Company had the ability to retain and invest such funds with nonaffiliated entities. Immediately prior to consummation of the Initial Public Offering, (i) the Company ceased participating in this program, (ii) Kimberly-Clark repaid the outstanding intercompany receivable in full in the amount of $44.0 million and (iii) the Company paid a dividend to K-C Nevada from its cash on hand such that, after consummation of the Initial Public Offering, the Company had cash on hand in the amount of approximately $9 million.

        During 1995, travel by Kimberly-Clark employees accounted for approximately 1.6% of the Company's revenues. Since January 24, 1994, Midwest Express has had a Corporate Promotion Agreement with Kimberly-Clark, under which employees of Kimberly-Clark receive a discount on airfares for flights on Midwest Express and Astral. The agreement is consistent with the terms that Midwest Express offers to certain unaffiliated parties after taking into account volume. Employees of Kimberly-Clark and its affiliates received air fare discounts of approximately $0.4 million in the year ended December 31, 1995.

        Kimberly-Clark has guaranteed leases relating to five of Midwest Express' jet aircraft and all of Astral's turboprop aircraft. The Company pays Kimberly-Clark an annual guarantee fee equal to 1.25% of the outstanding lease balances subject to guarantee. Although the guarantee fee was fixed by Kimberly-Clark after its review of lease rates that might be available to the Company in the absence of the guarantee, such guarantee fee has not been negotiated on an arm's length basis and may or may not approximate that which an independent third party would charge. However, to the extent that the Company can renegotiate its leases or enter into new leases at rates more favorable to the Company than if the guarantees remain in place, the Company has the ability to do so and thereby reduce or eliminate its guarantee fees to Kimberly-Clark. Under the guarantee fee arrangement, the Company cannot renew or amend material economic terms of guaranteed leases without Kimberly-Clark's consent. In 1995 and for the first quarter of 1996, the Company incurred guarantee fees payable to Kimberly-Clark in the amount of approximately $145,000 and $300,000, respectively. Guarantee fee amounts payable to Kimberly-Clark will decrease as the Company amends or refinances leases that Kimberly-Clark has guaranteed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." However, the Company' expects that its overall lease expenses will be approximately the same.

        Kimberly-Clark provided the Company with a five-year $20 million secondary revolving credit facility for use in the event that the Company does not have amounts available for borrowing under its $35 million revolving bank credit facility. Borrowings under the Kimberly-Clark facility must be repaid prior to repayments under the bank credit facility. Interest on the Kimberly-Clark facility is at a rate equal to the then current rate on bank credit facility borrowings plus 100 basis points. The Company did not borrow under the Kimberly-Clark facility in 1995.

        In connection with the Initial Public Offering, the Company and Kimberly-Clark entered into an Employee Matters Agreement. Pursuant to this agreement, the Company is responsible for all compensation and benefit claims of employees of the Company and its subsidiaries, with certain exceptions. The Company has adopted successor plans and arrangements for employees of the Company and its subsidiaries that in general duplicate those of Kimberly-Clark that covered them prior to the Initial Public Offering, and service has been credited under the successor plans and arrangements for prior service. Kimberly-Clark remains liable with respect to welfare benefit claims of former employees and their dependents and claims of current employees incurred prior to consummation of the Initial Public Offering. Kimberly-Clark will cause a transfer of assets and liabilities from its qualified 401(k) plan and its qualified pension plan to the Company's successor plans with respect to those employed by the Company and its subsidiaries as of consummation of the Initial Public Offering. The pension plan asset transfer will represent a proportionate share of pension plan assets attributable to the Company's employees determined in accordance with Code and Pension Benefit Guaranty Corporation requirements. Obligations under the qualified 401(k) plan and qualified pension plan with respect to employees whose employment terminated prior to consummation of the Initial Public Offering remained with Kimberly-Clark and its qualified plans.

        Pursuant to the Initial Public Offering, Kimberly-Clark and the Company entered into a Closing Matters Agreement to provide for the orderly transition of ownership of Midwest Express from a Kimberly-Clark subsidiary to the Company. Midwest Express and Kimberly-Clark made pro rata payments to one another pursuant to the Closing Matters Agreement to appropriately allocate such items as payroll expense, Initial Public Offering expenses and other matters to be borne separately by the parties after the Initial Public Offering. Net payments to the Company in 1995 under the Closing Matters Agreement were approximately $234,000. Initial Public Offering expenses, which the Company bore exclusively although the Company received no proceeds from the Initial Public Offering, were approximately $600,000.

        In connection with the Initial Public Offering, the Selling Stockholder and the Company entered into a Stock Agreement (the "Stock Agreement") providing for the transfer by the Selling Stockholder of all the outstanding capital stock of Midwest Express in exchange for 6,428,571 shares of Common Stock, of which the Selling Stockholder sold 5,140,000 shares pursuant to the Initial Public Offering. The Selling Stockholder has agreed to indemnify the Company for any liabilities the substance of which is based solely on the information provided by Kimberly-Clark or the Selling Stockholder about Kimberly-Clark or the Selling Stockholder (but not the Company) contained in specified portions of the registration statements relating to the Initial Public Offering and this Offering. The Company has agreed to indemnify Kimberly-Clark and its affiliates for any other liability related to this Offering and the Initial Public Offering in respect of such registration statements. In connection with the Stock Agreement, the Company also agreed to bear exclusively the expenses of this Offering, which are estimated to be approximately $200,000, although the Company will receive no proceeds from this Offering.

        Mr. Bergstrom, a director of the Company, is a member of the board of directors of Kimberly-Clark. Mr. Falk, also a director of the Company, is an executive officer of Kimberly-Clark, and Mr. Grosklaus is a former executive officer and director of Kimberly-Clark.

                 PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDER

             The following table sets forth beneficial ownership of Common Stock at March 31, 1996, except as otherwise noted, by certain persons, including the Company's directors and executive officers, and after this Offering by the Selling Stockholder.

                                            Prior to the Offering                                   After the Offering

                                         Common Stock                        Shares to be       Common Stock
                 Name                 Beneficially Owned      Percentage         Sold        Beneficially Owned      Percentage

    Timothy E. Hoeksema                        3,758(1)(2)         *              --                  3,758(1)(2)        *
    Brenda F. Skelton                            537(1)            *              --                    537(1)           *
    Peter J. Van Hoof                              0              --              --                      0              --
    Roland E. Breunig                            593(1)(3)         *              --                    593(1)(3)        *
    Dennis J. Crabtree                            27(1)            *              --                     27(1)           *
    John F. Bergstrom                         10,900(4)            *              --                 10,900(4)           *
    Oscar C. Boldt                             5,000               *              --                  5,000              *
    Albert J. DiUlio, S.J.                         0              --              --                      0              --
    Thomas J. Falk                             1,000               *              --                  1,000              *
    James G. Grosklaus                         1,000               *              --                  1,000              *
    Frederick P. Stratton, Jr.                16,750               *              --                 16,750              *
    David H. Treitel                             500               *              --                    500              *
    John W. Weekly                               400               *              --                    400              *
    All directors and executive
     officers as a group (19
     persons)                                 40,778(1)            *              --                 40,778(1)           *
    Kimberly-Clark Corporation
     P.O. Box 619100
     Dallas, TX 75261-9100                 1,288,571             20.0%        1,158,571             130,000(5)          2.0%
    State of Wisconsin Investment
     Board
     P.O. Box 7842
     Madison, WI 53707                       608,700(6)          9.5%             --                608,700(6)          9.5%

    ___________

     *Less than one percent

   (1) Includes shares of Common Stock in which the person or persons noted had an interest under the Midwest Express Airlines Savings and Investment Plan as of December 31, 1995. The Plan's Common Stock fund is a unitized account that is invested in Common Stock and in liquid funds. As of a given date, each participant with an investment in the stock fund has a number of share units, and the participant's interest in Common Stock depends upon the aggregate number of shares of Common Stock held in the stock fund as of that date. Thus, each participant has voting rights with respect to share units based upon the aggregate number of shares held in the stock fund as of the record date for a stockholders' meeting. Each participant has the ability to divest of share units through intraplan transfers.

   (2)  Includes 100 shares Mr. Hoeksema jointly holds with his wife.

   (3)  Includes 60 shares in the name of Mr. Breunig's wife.

   (4) Mr. Bergstrom shares voting and investment control over 900 shares that are held in trust for the benefit of Mr. Bergstrom's children.

   (5) Assumes no exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the Selling Stockholder will own no shares of Common Stock after completion of the Offering.

   (6) As reported to the Securities and Exchange Commission as of December 31, 1995.

                          DESCRIPTION OF CAPITAL STOCK

        The authorized share capital of the Company consists of 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, without par value (the "Preferred Stock"), of which 6,428,571 shares of Common Stock and no shares of Preferred Stock are outstanding. All such outstanding shares are fully paid and nonassessable, except as provided by Section 180.0622(b) of the Wisconsin Business Corporation Law ("WBCL").

   Common Stock

        Holders of Common Stock are entitled to one vote per share on all matters which, pursuant to the WBCL, require the approval of the Company's stockholders, other than matters relating solely to another class of stock. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to participate ratably in all distributions to the holders of Common Stock after payment of liabilities and satisfaction of any preferential rights of holders of Preferred Stock. Holders of Common Stock are not entitled to any preemptive rights. Subject to any preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive cash dividends ratably on a per share basis if and when such dividends are declared by the Board of Directors from funds legally available therefor.

        The rights, preferences and privileges of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

   Preferred Stock

        The Board of Directors of the Company is authorized to provide for the issuance by the Company of Preferred Stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption or repurchase, redemption or repurchase prices, limitations or restrictions thereof, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

        In connection with the outstanding Preferred Share Purchase Rights ("Rights") described below, the Board of Directors of the Company has authorized a Series A Junior Participating Preferred Stock. Shares of Series A Junior Participating Preferred Stock (each a "Series A Share") purchasable upon the exercise of Rights will not be redeemable. Each Series A Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Series A Share will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock are exchanged, each Series A Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. There are no Series A Shares currently outstanding.

        The issuance of any series of Preferred Stock, including Series A Shares, may have an adverse effect on the rights of holders of Common Stock, and could decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, any issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any Series A Shares or any shares of any other series of Preferred Stock.

   Certain Anti-Takeover Provisions

        The Company's Restated Articles of Incorporation, the Rights Agreement between the Company and Firstar Trust Company, dated as of February 14, 1996 (the "Rights Agreement") and the WBCL contain provisions that may have the effect of discouraging persons from acquiring large blocks of Company stock or delaying or preventing a change in control of the Company. Pursuant to the Rights Agreement, each outstanding share of Common Stock has attached thereto one Right and each share subsequently issued by the Company prior to the expiration of the Rights Agreement will have attached thereto one Right. Under certain circumstances described below, the Rights will entitle the holder thereof to purchase Series A Shares and/or shares of Common Stock.

        Currently, the Rights are not exercisable and trade with the Common Stock. Each Right, when exercisable, entitles the holder to purchase 1/100th of a Series A Share at a purchase price of $100. The Rights will become exercisable only if a person or entity acquires 15% or more of the outstanding Common Stock or announces a tender offer for 15% or more of the outstanding Common Stock. If any person or entity becomes a 15% or greater stockholder of the Company, then each Right will entitle its holder to purchase, at the Right's then-current exercise price, Common Stock valued at twice the exercise price. The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%. The Rights will expire on February 13, 2006.

        Certain Charter and By-law Provisions

        The Restated Articles of Incorporation of the Company provide that the number of directors of the Company shall consist of not less than six and not more than 15, with the exact number to be determined by a vote of a majority of the Board. Pursuant to the Company's Restated Articles of Incorporation, the Board of Directors has determined that the Company will have 10 directors, three in the class whose term will expire in 1997, three in the class whose term will expire in 1998 and four in the class whose term will expire in 1999. Any vacancies on the board may be filled for the unexpired portion of the term only by a majority vote of the remaining directors. Any director may be removed from office, but only for a cause and only by the affirmative vote of the holders of outstanding shares representing at least 80% of the voting power of all shares of capital stock of the Company then entitled to vote generally in the election of directors. In addition, any director may be removed from office by the affirmative vote of a majority of the entire Board of Directors, but only for a cause. The Company's By-laws provide that meetings of stockholders of the Company may be called only by the Chairman of the Board, the President or the Board of Directors. The Restated Articles of Incorporation further provide that nominations for the election of directors and advance notice of other action to be taken at meetings of stockholders of the Company must be given in the manner provided in the Company's By-laws, and the By-laws contain detailed notice requirements relating to nominations and other action. Each of these provisions could have the effect of delaying, deferring or preventing a change of control of the Company.

        The Restated Articles of Incorporation prohibit the Company from entering into certain "business combinations" with a stockholder owning 5% or more of the voting power of the Company unless such transaction (i) is approved by at least 80% of the voting power of all capital stock of the Company; (ii) is approved by a majority of "Continuing Directors" (as defined in the Restated Articles of Incorporation); or (iii) the transaction meets certain "fair price" requirements set forth in the Restated Articles of Incorporation. The Restated Articles of Incorporation further require approval of amendments to the By-laws either by the Board of Directors or by at least 80% of the voting power of all capital stock of the Company.

        The foregoing provisions and the prohibitions set forth in the WBCL could have the effect of delaying, deferring or preventing a change in control or the removal of existing management of the Company.

        Statutory Provisions

        Section 180.1150 of the WBCL provides that the voting power of shares of public Wisconsin corporations, such as the Company, held by any person or persons acting as a group that hold in excess of 20% of the voting power for the election of directors is limited to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the Company or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of stockholders.

        Sections 180.1140 to 180.1144 of the WBCL (the "Wisconsin Business Combination Statute") contain certain limitations and special voting provisions applicable to "business combinations" between a Wisconsin corporation and an "interested stockholder." The term "business combination" is defined for purposes of the Wisconsin Business Combination Statute to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the market value of the stock or assets of a corporation or 10% of its earning power, issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation and certain other transactions involving an "interested stockholder." An "interested stockholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock prior to the acquisition date; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; or (iii) the consideration to be received by stockholders meets certain requirements of the Wisconsin Business Combination Statute with respect to form and amount.

        Sections 180.1130 to 180.1133 of the WBCL provide that certain "business combinations" not meeting certain fair price standards must be approved by a vote of at least 80% of the votes entitled to be cast by all stockholders and by two-thirds of the votes entitled to be cast by stockholders other than a "significant stockholder" who is a party to the transaction. The term "business combination" is defined, for purposes of Sections 180.1130 to 180.1133 of the WBCL, to include, subject to certain exceptions, a merger or consolidation of the corporation (or any subsidiary thereof) with, or the sale or other disposition of substantially all of the assets of the corporation to, any significant stockholder or affiliate thereof. "Significant stockholder" is defined generally to include a person that is the beneficial owner of 10% or more of the voting power of the corporation.

        Sections 180.1134 of the WBCL (the "Wisconsin Defensive Action Restrictions") provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, stockholder approval is required for the corporation to (i) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares; or (ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors or a majority of the independent directors vote not to have the provision apply to the corporation. The restrictions described in clause (i) above may have the effect of deterring a stockholder from acquiring shares of the Company with the goal of seeking to have the Company repurchase such shares at a premium over the market price.

   Foreign Ownership of Common Stock

        The Federal Aviation Act of 1958, as amended, prohibits non-U.S. citizens from owning more than 25% of the voting interest of a company such as the Company that owns a U.S. air carrier. The Company's Restated Articles of Incorporation provide that no shares of Common Stock may be voted by or at the direction of persons who are not U.S. citizens unless such shares are registered on a separate stock record to be maintained by the Company for non-U.S. holders (the "Foreign Stock Record"). The Company's By-laws provide that no shares of Common Stock held by non-U.S. citizens will be registered on the Foreign Stock Record if the amount so registered would exceed foreign ownership restrictions - currently 25% of the voting stock of the Company as noted above.

        The Restated Articles of Incorporation provide that, to the extent the voting interest in the Company owned or controlled by non-U.S. citizens in the aggregate exceeds 25% of the voting interest in the Company or such other percentage that would exceed federal foreign ownership restrictions, the Company has the right to redeem or exchange such shares through the payment of cash, securities of the Company having equivalent value or a combination thereof.

   Transfer Agent and Registrar

        The Transfer Agent and Registrar for the Common Stock is Firstar Trust Company, Milwaukee, Wisconsin.


                                  UNDERWRITING

        Subject to the terms and the conditions set forth in the Underwriting Agreement, the Selling Stockholder has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Salomon Brothers Inc and Robert W. Baird & Co. Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase from the Selling Stockholder the respective number of shares of Common Stock set forth opposite its name below:

                                                                Number of
                                                               Shares to be
                          Underwriters                          Purchased

    Salomon Brothers Inc  . . . . . . . . . . . . . . . . .
    Robert W. Baird & Co. Incorporated  . . . . . . . . . .
                                                                  ---------
         Total  . . . . . . . . . . . . . . . . . . . . . .       1,158,571
                                                                  =========


        In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all 1,158,571 shares of Common Stock offered hereby if any such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Selling Stockholder has been advised by the Representatives that the several Underwriters propose initially to offer such stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price
   less a concession not in excess of $    per share.  The Underwriters may
   allow and such dealers may reallow a concession not in excess of $    per
   share to other dealers. After the initial offering, the public offering price and such concessions may be changed.

        The Selling Stockholder has granted to the Underwriters an option to purchase up to an additional 130,000 shares of Common Stock at the initial offering price less the aggregate underwriting discounts and commissions, solely to cover over-allotments. The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such options, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

        The Underwriting Agreement provides that the Company and the Selling Stockholder will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof. Salomon Brothers Inc and Robert W. Baird & Co. Incorporated have from time to time provided certain investment banking services to Kimberly-Clark or the Company.

        The Selling Stockholder has agreed not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of any other shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock for a period of 120 days after the date of this Prospectus, without the prior written consent of the Representatives. The Company and each of the directors and executive officers of the Company are subject to the same restrictions that apply to the Selling Stockholder on the disposition of shares of Common Stock for a period of 360 days from the date of the Initial Public Offering.


                                  LEGAL MATTERS

        The validity of the Common Stock offered hereby and certain legal matters will be passed upon for the Company by Foley & Lardner, Milwaukee, Wisconsin. Certain legal matters will be passed upon for the Selling Stockholder by O. George Everbach, Senior Vice President -- Law and Government Affairs of Kimberly-Clark, and for the Underwriters by Winston & Strawn, Chicago, Illinois.


                                     EXPERTS

        The consolidated financial statements of the Company at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, independent public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon the report of Deloitte & Touche LLP given on their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

        The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") pursuant to the Securities Act covering the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are summaries of the material terms of such contract, agreement or document. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement (including the exhibits and schedules thereto) filed with the Commission by the Company may be inspected and copied at the Commission's offices without charge, or copies may be obtained from the Commission upon the payment of prescribed fees.

        The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected, without charge, and copies may be obtained at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Company also will furnish holders of the Common Stock offered hereby with annual reports containing consolidated financial statements audited by an independent public accounting firm.

                         MIDWEST EXPRESS HOLDINGS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                  Page


        UNAUDITED INTERIM FINANCIAL STATEMENTS

        Consolidated Balance Sheet, March 31, 1996
          (Unaudited)   . . . . . . . . . . . . . . . . . . .     F-2

        Consolidated Statements of Income, Three Months
          Ended March 31, 1996 and 1995 (Unaudited)   . . . .     F-3

        Consolidated Statements of Cash Flows, Three Months
          Ended March 31, 1996 and 1995 (Unaudited)   . . . .     F-4

        Notes to Consolidated Financial Statements
          (Unaudited) for Three Months Ended March 31, 1996
          and 1995  . . . . . . . . . . . . . . . . . . . . .     F-5

        AUDITED FINANCIAL STATEMENTS

        Independent Auditors' Report  . . . . . . . . . . . .     F-7

        Consolidated Balance Sheets, December 31, 1995 and
          1994  . . . . . . . . . . . . . . . . . . . . . . .     F-8

        Consolidated Statements of Income, Year Ended
          December 31, 1995,  1994 and 1993 . . . . . . . . .     F-9

        Consolidated Statements of Cash Flows, Year Ended
          December 31, 1995, 1994 and 1993  . . . . . . . . .     F-10

        Consolidated Statements of Stockholders' Equity,
          Year Ended December 31, 1995, 1994 and 1993 . . . .     F-11

        Notes to Consolidated Financial Statements for Years
          Ended December 31, 1995, 1994 and 1993  . . . . . .     F-12

                    MIDWEST EXPRESS HOLDINGS, INC.
                      CONSOLIDATED BALANCE SHEET
                        (Dollars in thousands)

                                                       March 31,
                                                          1996

                        ASSETS                        (Unaudited)
    Current assets:
       Cash and cash equivalents  . . . . . . . . .   $  20,297
       Accounts receivable:
         Traffic, less allowance for doubtful
           accounts of $363 . . . . . . . . . . . .       3,748
         Other receivables  . . . . . . . . . . . .       5,212
                                                        -------
               Total accounts receivable  . . . . .       8,960
       Inventories  . . . . . . . . . . . . . . . .       2,270
       Prepaid expenses:
           Commissions  . . . . . . . . . . . . . .       1,532
           Other  . . . . . . . . . . . . . . . . .       1,334
                                                       --------
               Total prepaid expenses   . . . . . .       2,866
       Deferred income taxes  . . . . . . . . . . .       3,415
                                                       --------
               Total current assets   . . . . . . .      37,808
                                                       --------
    Property and equipment, net . . . . . . . . . .      58,337
    Landing slots and leasehold rights, net . . . .       5,474
    Other assets  . . . . . . . . . . . . . . . . .         304
                                                       --------
               Total assets   . . . . . . . . . . .    $101,923
                                                       ========

         LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
       Accounts payable . . . . . . . . . . . . . .  $    2,978
       Income taxes payable . . . . . . . . . . . .       2,862
       Air traffic liability  . . . . . . . . . . .      17,682
       Accrued liabilities:
           Vacation pay . . . . . . . . . . . . . .       2,518
           Scheduled maintenance expense  . . . . .       4,997
           Frequent flyer awards  . . . . . . . . .       2,361
           Other  . . . . . . . . . . . . . . . . .      12,919
                                                      ---------
             Total current liabilities  . . . . . .      46,317
                                                      ---------
    Deferred income taxes . . . . . . . . . . . . .      13,137
    Noncurrent scheduled maintenance expense . . . 11,950 Accrued pension and other postretirement
    benefits  . . . . . . . . . . . . . . . . . . .       4,159
    Other noncurrent liabilities  . . . . . . . . .       2,620
                                                      ---------
             Total liabilities  . . . . . . . . . .      77,823
                                                      ---------
    Stockholders' equity:
       Preferred stock, without par value,
         5,000,000 authorized, no shares issued
         and outstanding  . . . . . . . . . . . . .          --
       Common stock, $.01 par value, 25,000,000
         shares authorized, 6,428,571 shares
         issued and outstanding   . . . . . . . . .          64
       Additional paid-in capital . . . . . . . . .       9,546
       Retained earnings  . . . . . . . . . . . . .      14,490
                                                       --------
             Total stockholders' equity   . . . . .      24,100
                                                       --------
             Total liabilities and stockholders'
               equity   . . . . . . . . . . . . . .    $101,923
                                                       ========


          See accompanying notes to consolidated financial statements.

                       MIDWEST EXPRESS HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF INCOME
              (Dollars in thousands, except per share amount)

                                         Three Months Ended March 31,
                                             1996             1995

                                                  (Unaudited)
    Operating revenues:
       Passenger service  . . . . . .      $ 60,915         $ 52,817
       Cargo  . . . . . . . . . . . .         2,598            2,669
       Other  . . . . . . . . . . . .         3,095            3,055
                                          ---------         --------
         Total operating revenues . .        66,608           58,541
                                          ---------         --------
    Operating expenses:
       Salaries, wages and benefits .        17,868           15,168
       Aircraft fuel and oil  . . . .        10,302            8,738
       Commissions  . . . . . . . . .         5,730            5,530
       Dining services  . . . . . . .         3,477            3,760
       Station rental, landing and
       other fees . . . . . . . . . .         5,344            5,136
       Aircraft maintenance materials
         and repairs  . . . . . . . .         5,273            4,476
       Depreciation and amortization
                                              1,889            1,837
       Aircraft rentals . . . . . . .         4,076            3,997
       Other  . . . . . . . . . . . .         8,233            7,238
                                            -------          -------
         Total operating expenses   .        62,192           55,880
                                            -------           ------
         Operating income   . . . . .         4,416            2,661
    Interest expense  . . . . . . . .           (11)              (4)
    Interest income . . . . . . . . .           267              337
                                            -------         --------
    Income before income taxes  . . .         4,672            2,994
    Provision for income taxes  . . .         1,836            1,161
                                            -------          -------
    Net income  . . . . . . . . . . .     $   2,836        $   1,833
                                            =======          =======
    Net income per common share . . .    $     0.44
                                            =======


          See accompanying notes to consolidated financial statements.

                        MIDWEST EXPRESS HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars in thousands)

                                             Three Months Ended March 31,
                                                 1996            1995
                                                      (Unaudited)
    Operating activities:
       Net income . . . . . . . . . . . .      $  2,836        $  1,833
       Items not involving the use of
         cash:
         Depreciation and amortization  .         1,889           1,837
         Deferred income taxes  . . . . .          (756)           (732)
         Other  . . . . . . . . . . . . .           729             654
       Changes in operating assets and
         liabilities:
         Accounts receivable  . . . . . .        (2,011)           (151)
         Inventories  . . . . . . . . . .           456            (523)
         Prepaid expenses   . . . . . . .           666             646
         Accounts payable   . . . . . . .          (709)            131
         Income taxes payable   . . . . .         1,481           1,597
         Accrued liabilities  . . . . . .         4,186           3,307
         Air traffic liability  . . . . .           432            (896)
                                                -------         -------
       Net cash provided by operating
         activities   . . . . . . . . . .         9,199           7,703
                                                -------         -------
    Investing activities:
       Capital expenditures . . . . . . .        (4,954)         (1,559)
       Proceeds from sale of property and
         equipment  . . . . . . . . . . .            --              62
       Other  . . . . . . . . . . . . . .           (32)             53
                                                -------         -------
         Net cash used in investing
           activities . . . . . . . . . .        (4,986)         (1,444)
                                                -------         -------
    Financing activities:
       Net increase in advances to
         Kimberly-Clark   . . . . . . . .            --          (6,794)
       Other  . . . . . . . . . . . . . .         1,458             535
                                                -------         -------
           Net cash provided by (used in)
             financing activities . . . .         1,458          (6,259)
                                                -------         -------
    Net increase in cash and cash
       equivalents  . . . . . . . . . . .         5,671              --
    Cash and cash equivalents, beginning
       of period  . . . . . . . . . . . .        14,626              --
                                                -------       ---------
    Cash and cash equivalents, end of
       period . . . . . . . . . . . . . .     $  20,297     $        --
                                               ========       =========


          See accompanying notes to consolidated financial statements.

                         MIDWEST EXPRESS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Three Months ended March 31, 1996 and 1995
                 (Dollars in thousands, except per share amount)
                                   (Unaudited)

   Note 1.

   The accompanying unaudited interim consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the year ending December 31, 1996.

   Note 2.

   The accompanying Consolidated Financial Statements reflect the operations of the following (collectively, the "Company"): (a) for the three months ended March 31, 1995, Midwest Express Airlines, Inc. ("Midwest Express"), a subsidiary of Kimberly-Clark Corporation ("Kimberly-Clark") and (b) for the three months ended March 31, 1996, Midwest Express Holdings, Inc.

   Note 3.

   There was no change in common stock during the three-month periods ended March 31, 1996 and 1995. An analysis of retained earnings is as follows:

                                      Three Months Ended March 31,
                                          1996            1995

    Retained earnings at beginning
     of period  . . . . . . . . . .       $11,654         $28,230
    Net income  . . . . . . . . . .         2,836           1,833
                                          -------          ------
    Retained earnings at end of
     period . . . . . . . . . . . .       $14,490         $30,063
                                          =======         =======

   Retained earnings decreased from 1995 to 1996 as a result of a dividend paid by the Company to its sole stockholder in connection with the Company's initial public offering (the "Initial Public Offering").

   Note 4.

   The following unaudited pro forma condensed income statement for the three months ended March 31, 1995 gives effect to estimated changes in the Company's historical costs assuming the Initial Public Offering had occurred January 1, 1995 and it had operated as an independent company during the three-month period ended March 31, 1995. The pro forma adjustments to reflect these changes in costs include (i) a lease guarantee fee of $233 charged by Kimberly-Clark Corporation to continue to guarantee certain aircraft leases, (ii) estimated incremental administrative and management expense of $158 to reflect costs of obtaining, on an arm's length basis as an independent company, certain services that Kimberly-Clark had provided in the past, (iii) increased costs of $140 due to a new management structure, (iv) costs of $224 associated with being a publicly-owned entity, and (v) net changes in interest income and expense of $46 to reflect the Company's financial position subsequent to the Initial Public Offering. Pro forma net income per common share was computed based on an assumed weighted average 6,428,571 shares of common stock outstanding.

   Management believes the assumptions used in preparing the pro forma adjustments provide a reasonable basis on which to present the pro forma condensed income statement. This following pro forma condensed income statement is provided for informational purposes only, should not be construed to be indicative of the Company's results of operations had the Initial Public Offering been consummated on the date assumed, and is not intended to project the Company's results of operations for any future periods.
                                Three Months Ended March 31, 1995
                                            Pro Forma
                              Historical   Adjustments   Pro Forma

    Operating revenues  . .   $ 58,541   $     -        $ 58,541
    Operating expenses  . .     55,880          755       56,635
                              --------     --------      -------
    Operating income  . . .      2,661         (755)       1,906
    Interest income
     (expense), net . . . .        333          (46)         287
                               -------     --------     --------
    Income before income
     taxes  . . . . . . . .      2,994         (801)       2,193
    Provision for income
     taxes  . . . . . . . .      1,161         (312)         849
                              --------     --------     --------
    Net income  . . . . . .  $   1,833     $   (489)   $   1,344
                              ========      =======     ========
    Net income per common
     share  . . . . . . . .                           $     0.21
                                                        ========


   Pro forma net income per common share was computed based on the weighted average number of common shares outstanding and assuming 6,428,571 shares of common stock outstanding.

   Note 5.

   Net income per common share was computed based upon the 6,428,571 common shares outstanding as of March 31, 1996. As of March 31, 1996, there were stock options outstanding under the Company's stock option plan to acquire 130,000 shares. These options did not have a material dilutive effect on net income per common share.



                          INDEPENDENT AUDITORS' REPORT

   To the Stockholders and Board of Directors of Midwest Express Holdings,
   Inc.:

   We have audited the accompanying consolidated balance sheets of Midwest Express Holdings, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




   DELOITTE & TOUCHE LLP
   Milwaukee, Wisconsin
   January 26, 1996

                         MIDWEST EXPRESS HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                            December 31,
                          ASSETS                           1995       1994
    Current assets:
      Cash and cash equivalents . . . . . . . . . . .   $14,626    $   -
      Accounts receivable:
        Traffic, less allowance for doubtful accounts
          of $307 in 1995 and $125 in 1994  . . . . .     5,229      6,945
        Other Receivables:
          Kimberly-Clark and affiliated companies . .        61     17,923
          Other . . . . . . . . . . . . . . . . . . .     1,659        135
                                                        -------    -------
            Total accounts receivable   . . . . . . .     6,949     25,003
      Inventories   . . . . . . . . . . . . . . . . .     2,726      2,093
      Prepaid expenses:
        Commissions   . . . . . . . . . . . . . . . .     1,996      1,900
        Other . . . . . . . . . . . . . . . . . . . .     1,536      1,204
                                                        -------    -------
            Total prepaid expenses  . . . . . . . . .     3,532      3,104
      Deferred income taxes . . . . . . . . . . . . .     3,253      1,699
                                                        -------    -------
            Total current assets  . . . . . . . . . .    31,086     31,899
                                                        -------    -------
    Property and equipment, net . . . . . . . . . . .    55,919     57,626
    Landing slots and leasehold rights, less
      accumulated amortization of $1,194 in 1995
      and $871 in 1994  . . . . . . . . . . . . . . .     5,556      5,629
    Other assets  . . . . . . . . . . . . . . . . . .       272        282
                                                       --------   --------
            Total assets  . . . . . . . . . . . . . .   $92,833    $95,436
                                                         ======     ======
           LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
      Accounts payable  . . . . . . . . . . . . . . .   $ 3,687     $4,972
      Income taxes payable  . . . . . . . . . . . . .     1,381      3,060
      Air traffic liability . . . . . . . . . . . . .    17,250     13,817
      Accrued liabilities:
        Interest payable to Kimberly-Clark  . . . . .                  619
        Vacation pay  . . . . . . . . . . . . . . . .     2,628      2,184
        Scheduled maintenance expense . . . . . . . .     4,253      2,059
        Frequent flyer awards . . . . . . . . . . . .     2,064      1,558
        Other . . . . . . . . . . . . . . . . . . . .     9,664      8,045
                                                        -------    -------
            Total current liabilities . . . . . . . .    40,927     36,314
                                                        -------    -------
    Deferred income taxes . . . . . . . . . . . . . .    13,731     11,471
    Noncurrent scheduled maintenance expense  . . . .    10,483      8,451
    Accrued pension and other postretirement benefits     3,748         -
    Other noncurrent liabilities  . . . . . . . . . .     2,680      1,360
                                                        -------    -------
            Total liabilities . . . . . . . . . . . .    71,569     57,596
                                                        -------    -------
    Stockholders' equity:
      Preferred stock, without par value, 5,000,000
        shares authorized, no shares issued or
        outstanding . . . . . . . . . . . . . . . . .       -          -
      Common stock, $.01 par value, 25,000,000 shares
        authorized, 6,428,571 shares issued and
        outstanding . . . . . . . . . . . . . . . . .        64        -
      Common stock, no par value, 1,000 shares
        authorized, 901 shares issued and
        outstanding . . . . . . . . . . . . . . . . .       -        9,610
      Additional paid-in capital  . . . . . . . . . .     9,546        -
      Retained earnings . . . . . . . . . . . . . . .    11,654     28,230
                                                        -------    -------
            Total stockholders' equity  . . . . . . .    21,264     37,840
                                                         ------    -------
            Total liabilities and stockholders'
              equity  . . . . . . . . . . . . . . . .   $92,833    $95,436
                                                         ======     ======


                 See notes to consolidated financial statements.

                         MIDWEST EXPRESS HOLDINGS, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                             (Dollars in thousands)

                                            Year Ended December 31,
                                    1995          1994           1993
   Operating revenues:
     Passenger service . . . .    $238,422      $183,747       $149,209
     Cargo . . . . . . . . . .      10,440         8,880          6,792
     Other . . . . . . . . . .      10,293        10,965          9,055
                                   -------       -------        -------
      Total operating revenues
                                   259,155       203,592        165,056
                                   -------       -------        -------
   Operating expenses:
     Salaries, wages and
      benefits . . . . . . . .      62,964        53,319         39,502
     Aircraft fuel and oil . .      35,212        30,692         24,860
     Commissions . . . . . . .      24,878        18,923         15,331
     Dining services . . . . .      14,882        13,231         11,635
     Station rental, landing
      and other fees . . . . .      19,451        16,904         12,608
     Aircraft maintenance
      materials and repairs  .      17,356        13,945         10,053
     Depreciation and
      amortization . . . . . .       7,515         6,900          6,507
     Aircraft rentals  . . . .      14,954        13,131          7,977
     Other . . . . . . . . . .      30,569        25,283         20,686
                                   -------       -------        -------
      Total operating expenses     227,781       192,328        149,159
                                   -------       -------        -------
      Operating income . . . .      31,374        11,264         15,897
                                   -------       -------        -------
   Other income (expense):
     Interest income . . . . .       1,695           195            -
     Interest expense  . . . .         (43)         (631)          (895)
     Other income (expense),
      net  . . . . . . . . . .      (1,500)           10             (2)
                                   -------      --------       --------
      Total other income
       (expense) . . . . . . .         152          (426)          (897)
                                   -------       -------        -------
   Income before income taxes.      31,526        10,838         15,000
   Provision for income taxes.      12,397         4,176          5,914
                                   -------       -------        -------
   Net income  . . . . . . . .    $ 19,129      $  6,662       $  9,086
                                   =======       =======        =======



                 See notes to consolidated financial statements.

                         MIDWEST EXPRESS HOLDINGS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                              Year Ended December 31,
                                           1995        1994         1993
    Operating activities:
     Net income   . . . . . . . . . .    $19,129     $ 6,662      $ 9,086
     Items not involving the use of
      cash:
      Depreciation and amortization        7,515       6,900        6,507
      Deferred income taxes   . . . .      2,177       1,116        1,516
      Other   . . . . . . . . . . . .      2,212       2,195        1,903
     Changes in operating assets and
      liabilities:
      Accounts receivable   . . . . .        192       2,297       (4,291)
      Inventories   . . . . . . . . .       (633)        465          686
      Prepaid expenses    . . . . . .       (428)        (81)        (103)
      Accounts payable    . . . . . .     (1,285)        598        1,422
      Income taxes payable    . . . .     (1,679)     (1,338)       4,135
      Accrued liabilities   . . . . .      4,144       3,135         (570)
      Air traffic liability   . . . .      3,433       1,155        5,443
                                         -------     -------      -------
     Net cash provided by operating
      activities    . . . . . . . . .     34,777      23,104       25,734
                                         -------     -------      -------
    Investing activities:
     Capital expenditures   . . . . .     (7,980)     (9,862)      (6,722)
     Proceeds from sale of property
      and equipment   . . . . . . . .        327          49          611
     Other    . . . . . . . . . . . .       (284)     (2,122)         (35)
                                         -------    --------      -------
      Net cash used in investing
        activities  . . . . . . . . .     (7,937)    (11,935)      (6,146)
                                         -------    --------      -------
    Financing activities:
     Net decrease (increase) in
      advances to Kimberly-Clark  . .     19,988     (14,736)     (21,323)
     Dividends to Kimberly-Clark  . .    (35,705)       -            -
     Other  . . . . . . . . . . . . .      3,503       3,567        1,735
                                         -------    --------      -------
      Net cash used in financing
      activities  . . . . . . . . . .    (12,214)    (11,169)     (19,588)
                                         -------     -------     --------
    Net increase in cash and cash
     equivalents  . . . . . . . . . .     14,626        -            -
    Cash and cash equivalents,
     beginning of year  . . . . . . .       -           -            -
                                         -------    --------     --------
    Cash and cash equivalents, end of
     year . . . . . . . . . . . . . .    $14,626  $            $
                                         =======     =======      =======
    Supplemental cash flow
     information:
     Cash paid for:
     Income taxes   net of refunds  .    $11,899     $ 4,191      $ 3,759

    Supplemental schedule of non-cash
     financing activities:
     Transfer of assets and
     liabilities from Kimberly-Clark:
      Accrued pension and other post
        retirement benefits . . . . .    $ 3,597   $    -       $    -
      Deferred income taxes   . . . .     (1,471)
                                          ------     -------      -------
      Increase in advances to
        Kimberly-Clark   net  . . . .    $ 2,126   $    -       $    -
                                         =======     =======     ========


                 See notes to consolidated financial statements.

                         MIDWEST EXPRESS HOLDINGS, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years Ended December 31, 1995, 1994 and 1993
                             (Dollars in thousands)
                                   Common Stock         Additional                    Total
                              $.01 par      no par       Paid-in      Retained    Stockholders'
                                value        value       Capital      Earnings       Equity

    Balances at January 1,
     1993 . . . . . . . . .  $    -          $9,610      $   -         $12,482       $22,092
    Net income  . . . . . .       -             -            -           9,086         9,086
                               -----          -----       ------       -------        ------
    Balances at December
     31, 1993 . . . . . . .       -           9,610          -          21,568        31,178
    Net income  . . . . . .       -             -            -           6,662         6,662
                              ------        -------      -------       -------       -------
    Balances at December
     31, 1994 . . . . . . .       -           9,610          -          28,230        37,840
    Net income  . . . . . .       -             -            -          19,129        19,129
    Dividends to
     Kimberly-Clark . . . .       -             -            -         (35,705)      (35,705)
    Issuance and transfer
     of common stock  . . .       64         (9,610)       9,546           -            -
                              ------        -------      -------       -------       -------
    Balances at December
     31, 1995 . . . . . . .  $    64      $     -         $9,546       $11,654       $21,264
                              ======       ========        =====        ======        ======



                 See notes to consolidated financial statements.

                         MIDWEST EXPRESS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                For Years Ended December 31, 1995, 1994 and 1993
                (Dollars in thousands, except per share amounts)


   Note 1. Business and Basis of Presentation

   Organization

   The accompanying Consolidated Financial Statements reflect the operations of the following (collectively, the "Company"): (a) for periods prior to September 27, 1995, Midwest Express Airlines, Inc. ("Midwest Express"), a subsidiary of Kimberly-Clark Corporation ("Kimberly-Clark") and (b) for the period on and after September 27, 1995, Midwest Express Holdings, Inc.

   On September 27, 1995, Kimberly-Clark and the Company entered into a Stock Agreement providing for the transfer by Kimberly-Clark to the Company of all the outstanding capital stock of Midwest Express in exchange for 6,428,571 shares of the Company's $.01 par value common stock.

   On September 27, 1995, Kimberly-Clark completed, in an initial public offering ("Initial Public Offering"), the sale of 5,140,000 shares of such common stock at a price of $18 per share. Following the Initial Public Offering, Kimberly-Clark retained 1,288,571 shares, or approximately 20% of the outstanding common stock of the Company. The Company did not receive any proceeds from the Initial Public Offering.

   Basis of Presentation

   The Consolidated Financial Statements include the accounts of Midwest Express and its wholly owned subsidiary, Astral Aviation, Inc. ("Astral"), which does business as Skyway Airlines. All significant intercompany balances and transactions have been eliminated.

   For all periods prior to September 27, 1995, the accompanying Consolidated Financial Statements include the historical assets, liabilities, revenues and expenses directly related to the Company's operations under Kimberly-Clark. Certain corporate, general and administrative expenses of Kimberly-Clark and certain affiliates have been allocated to the Company on a basis which, in the opinion of management, is reasonable (see Note
   10). The financial information for the periods prior to September 27, 1995, included herein may not necessarily be indicative of the financial position, results of operations and cash flows of the Company in the future or what the balance sheets, income statements or cash flows would have been had the Company operated as a separate, stand-alone company during the entirety of the periods presented.

   Nature of Operations

   Midwest Express is a U.S. air carrier providing scheduled passenger service from Milwaukee, Wisconsin to 24 cities as of December 31, 1995, as well as charter, aircraft maintenance, air freight and other airline services. Midwest Express established Omaha, Nebraska as its first base of operations outside of Milwaukee in May 1994. Midwest Express provides service between Omaha and five destinations. Astral provides regional scheduled passenger service to cities primarily in the upper midwest.

   Note 2. Accounting Policies

   The accounting policies of the Company conform to generally accepted accounting principles and to accounting practices generally followed in the airline industry. Significant policies followed are described below.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with purchased maturities of three months or less to be cash equivalents. They are carried at cost, which approximates market.

   Inventories

   Inventories consist primarily of expendable parts, supplies and fuel stated at the lower of cost on the first-in, first-out (FIFO) method or market and are expensed when used in operations.

   Property and Equipment

   Property and equipment is stated at cost and is depreciated on the straight-line method applied to each unit of property for financial reporting purposes and by use of accelerated methods for income tax purposes. Aircraft are depreciated to estimated residual values, and any gain or loss on disposal is reflected in income. The depreciable book lives for the principal asset categories are as follows:

              Asset Category              Depreciable Life
              Flight equipment            10 years
              Other equipment             5 to 8 years
              Office furniture and
               equipment                  5 to 20 years
              Buildings                   40 years
              Building improvements       Lesser of 20 years or
                                           remaining life of
                                           building

   Other Assets

   Airport take-off and landing slots have an unlimited life, have historically appreciated in value and are occasionally traded or sold among airlines. The cost of airport slots is amortized on the straight-line method over 20 years, consistent with industry practice. The cost of airport leasehold rights is amortized on the straight-line method over the term of the lease.

   Revenue Recognition

   Passenger and cargo revenues are recognized in the period when the service is provided. Contract maintenance revenue is recognized when work is completed and invoiced. The estimated liability for sold, but unused, tickets is included in current liabilities as air traffic liability.

   Maintenance and Repair Costs

   Routine maintenance and repair costs for owned and leased aircraft are charged to expense when incurred, except for major airframe and engine maintenance. Depending on the particular aircraft, these latter costs are either (1) accrued to expense on the basis of estimated future costs and the estimated number of hours to be flown or the number of future take-offs and landings or (2) capitalized when incurred and amortized on the basis of estimated hours to be flown or the number of future take-offs and landings over the period of time between overhauls. The actual maintenance and repair costs to be incurred could differ from the Company's estimates.

   Frequent Flyer Program

   The estimated incremental cost of providing future transportation in conjunction with the Company's frequent flyer program is accrued based on estimated redemption percentages applied to actual mileage recorded in members' accounts. The ultimate cost, however, will depend on the actual redemption of frequent flyer miles and may be greater than amounts accrued at December 31, 1995.

   Postretirement Health Care and Life Insurance Benefits

   The costs of health care and life insurance benefit plans for retired employees are accrued over the working lives of employees in accordance with Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

   Income Taxes

   The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires that deferred income taxes be determined under the asset and liability method. Deferred income taxes have been recognized for the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to differences between the financial reporting and the tax bases of assets and liabilities.

   Prior to the Initial Public Offering, the Company was a member of the Kimberly-Clark consolidated group and, as such, filed a consolidated federal income tax return with Kimberly-Clark and its U.S. subsidiaries. The Company also filed consolidated state tax returns with Kimberly-Clark and certain of its subsidiaries, as well as separately in various states. Income tax expense and deferred income tax assets and liabilities are reflected in the Company's financial statements in accordance with SFAS No. 109.

   Leases

   Rental obligations under operating leases for aircraft, facilities and equipment are charged to expense on the straight-line method over the term of the lease.

   Use of Estimates

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Future results could differ from those estimates.

   Note 3. Pro Forma Condensed Income Statement

   The following unaudited pro forma condensed income statement for the year ended December 31, 1995 gives effect to estimated changes in the Company's historical costs assuming the Initial Public Offering had occurred January 1, 1995 and it had operated as an independent company during the year ended December 31, 1995. The pro forma adjustments to reflect these changes in costs include (i) a lease guarantee fee of $707 charged by Kimberly-Clark to continue to guarantee certain aircraft leases, (ii) estimated incremental administrative and management expense of $474 to reflect costs of obtaining, on an arm's length basis as an independent company, certain services that Kimberly-Clark had provided in the past,
   (iii) increased costs of $326 due to a new management structure, (iv) costs of $645 associated with being a publicly-owned entity, and (v) net changes in interest income and expense of $67 to reflect the Company's financial position subsequent to the Initial Public Offering. Pro forma net income per common share was computed based on an assumed weighted average 6,428,571 shares of common stock outstanding.

   Management believes the assumptions used in preparing the pro forma adjustments provide a reasonable basis on which to present the pro forma condensed income statement. This following pro forma condensed income statement is provided for informational purposes only, should not be construed to be indicative of the Company's results of operations had the Initial Public Offering been consummated on the date assumed, and is not intended to project the Company's results of operations for any future periods.


                                      Year ended December 31, 1995
                                               Pro Forma
                               Historical     Adjustments      Pro Forma

    Operating revenues         $259,155    $      -            $259,155
    Operating expenses          227,781           2,152         229,933
                                -------        --------         -------
    Operating income             31,374          (2,152)         29,222
    Interest income
     (expense), net               1,652             (67)          1,585
    Other expense                (1,500)                         (1,500)
                                -------         -------         -------
    Income before income
     taxes                       31,526          (2,219)         29,307
    Provision for income
     taxes                       12,397            (865)         11,532
                               --------        --------        --------
    Net income                $  19,129       $  (1,354)      $  17,775
                               ========        ========         =======
    Net income per common
     share                                                  $      2.77
                                                                =======

   Note 4. Property and Equipment

   As of December 31, 1995 and 1994, property and equipment consisted of the following:

                                                1995           1994
   Flight equipment  . . . . . . . . . .       $88,318        $82,420
   Other equipment . . . . . . . . . . .         6,828          6,328
   Buildings and improvements  . . . . .         7,491          7,372
   Office furniture and equipment  . . .         4,164          3,790
   Construction in progress  . . . . . .         1,029          3,380
   Land  . . . . . . . . . . . . . . . .             -            248
                                               -------       --------
                                               107,830        103,538
   Less accumulated depreciation . . . .       (51,911)       (45,912)
                                               -------        -------
   Property and equipment, net . . . . .       $55,919        $57,626
                                                ======         ======

   Note 5. Leases

   The Company leases aircraft, terminal space, office space and warehouse space. Future minimum lease payments required under operating leases having an initial or remaining noncancellable lease term in excess of one year as of December 31, 1995 were as follows:

   Year ended December 31,            Amount

   1996  . . . . . . . . . . . .      $12,590
   1997  . . . . . . . . . . . .       13,067
   1998  . . . . . . . . . . . .        9,432
   1999  . . . . . . . . . . . .        8,074
   2000  . . . . . . . . . . . .        6,448
   2001 and thereafter . . . . .       36,135
                                       ------
                                      $85,746
                                       ======

   As of December 31, 1995, the Company had nine jet aircraft and 15 turboprop aircraft under operating leases. Kimberly-Clark has guaranteed leases relating to five of Midwest Express' jet aircraft and all of Astral's turboprop airplanes.

   Five of the nine jet aircraft leases are for DC-9-30 jet aircraft with initial lease terms of seven years, two of which expire in 1999 and three in 2001. The DC-9-30 leases include purchase options at or near the end of the lease term at fair market value, but generally not in excess of the defined lessor's cost of the aircraft. The two leases expiring in 1999 permit renewal for one three-year period, and the three expiring in 2001 permit renewal for two 33-month periods, at rates approximating fair market value. Two jet aircraft leases are for MD-88 aircraft, initially leased for five years and subsequently renewed for three additional years, expiring in 1998. These leases permit renewal for an additional two years at rates approximating fair market value. The remaining two DC-9-30 jet aircraft leases were entered into in December 1995 having initial lease terms of ten years expiring in 2006. These leases permit renewal for one or two year periods after expiration of the initial lease at rates approximating fair market value.

   The turboprop fleet lease has a one-year lease term with 10 one-year renewal options. The lease requires a 90 day cancellation notice, has purchase options at six-month intervals, and includes a cancellation penalty equal to the difference between the defined lessor's cost and the realized residual value to the lessor. The Company is investigating refinancing the leases prior to June 1996.

   Rent expense for all operating leases, excluding landing fees, was $21,884, $19,573 and $13,171 for 1995, 1994 and 1993, respectively.

   The above lease commitment schedule includes a lease for the Company's corporate headquarters which is owned by a limited partnership. The Boldt Group, Inc. controls Boldt Development Corporation, a member of the limited liability company that is the general partner to this limited partnership. A member of the Company's Board of Directors is the Chairman of the Board of The Boldt Group, Inc. The annual rent for the lease is $557 for the first five years, $625 for years six through ten and $704 for years eleven through fifteen. The lease requires the Company to pay all expenses related to the building.

   Note 6. Financing Agreements

   On September 27, 1995, the Company entered into two credit facilities, (1) a three-year $35,000 revolving credit facility with three banks and (2) a five-year $20,000 secondary revolving credit facility with Kimberly-Clark. Borrowings under the Kimberly-Clark facility must be repaid prior to repayments on the bank credit facility. The bank credit facility requires a commitment fee of 12.5 basis points of the average unused commitment with interest payable on the outstanding principal balance at LIBOR plus 50 basis points. The Kimberly-Clark facility does not require a commitment fee, and interest will be at a rate equal to the then current rate of interest under the bank credit facility plus 100 basis points. There were no outstanding borrowings under these agreements at December 31, 1995, except for letters of credit totalling approximately $1,500 that reduce the amount of available credit.

   Note 7. Retirement and Benefit Plans

   Defined Benefit Plans

   Midwest Express has two defined benefit pension plans covering substantially all of its employees. The benefits for these plans are based primarily on years of service and employee compensation. It is Midwest Express' policy to annually fund at least the minimum contribution as required by the Employee Retirement Income Security Act of 1974.

   The following table sets forth the funded status of the plans at December 31, 1995:

                                                Midwest
                                                Express    Supplemental
                                              Pension Plan Pension Plan
   Benefit obligation
     Vested  . . . . . . . . . . . . . . . .     $ 5,172         $260
     Nonvested . . . . . . . . . . . . . . .         561            -
                                                  ------        -----
   Accumulated benefit obligation  . . . . .     $ 5,733         $260
                                                  ======        =====
   Projected benefit obligation  . . . . . .     $10,652         $495
   Plan assets at fair value . . . . . . . .       5,775            -
                                                 -------        -----
   Projected benefit obligation less plan
    assets . . . . . . . . . . . . . . . . .       4,877          495
   Unrecognized transition asset . . . . . .        (154)         (27)
   Unrecognized net prior service cost . . .          35          (64)
   Unrecognized net loss . . . . . . . . . .      (2,538)        (232)
   Adjustment required to recognize
     minimum liability . . . . . . . . . . .           -           88
                                                 -------        -----
   Accrued pension cost  . . . . . . . . . .     $ 2,220         $260
                                                  ======        =====

   The weighted average discount rate used to determine the projected benefit obligation was 7.25% as of December 31, 1995. The calculation also assumed a 4.25% weighted average rate of increase for future compensation levels. The expected long-term rate of return on plan assets used in 1995 was 10%. The unrecognized net loss is amortized on a straight-line basis over the average remaining service period of employees expected to receive a plan benefit.

   The net periodic pension cost of defined benefit pension plans since the Initial Public Offering included the following:

                                          Midwest
                                          Express       Supplemental
                                        Pension Plan    Pension Plan
    Service cost (benefits earned
      during the period)  . . . . . .        $345              $ 4
    Interest cost on projected
      benefit obligations . . . . . .         216                9
    Actual return on plan assets  . .        (130)               -
    Net amortization and deferral . .          28                5
                                            -----             ----
    Net periodic pension cost . . . .        $459              $18
                                             ====             ====

   Prior to the Offering, substantially all Midwest Express employees participated in the defined benefit pension plans of Kimberly-Clark. The liabilities related to the Kimberly-Clark benefit plans were carried on the books of Kimberly-Clark and were not allocated separately to subsidiaries. The portion of pension costs attributable to these employees and reflected as expense in the accompanying financial statements was $953, $918 and $712 in 1995, 1994 and 1993, respectively.

   Postretirement Health Care and Life Insurance Benefits

   Midwest Express allows retirees to participate in unfunded health care and life insurance benefit plans. Benefits are based on years of service and age at retirement. The plans are principally noncontributory for current retirees, and are contributory for most future retirees.

   The following table sets forth the status of the plans at December 31:

                                                   1995
   Accumulated postretirement benefit
     obligation (APBO) . . . . . . . . . . .     $1,051
   Unrecognized net gain . . . . . . . . . .        231
                                                  -----
   Accrued postretirement benefit cost . . .     $1,282
                                                  =====

   Midwest Express' APBO is unfunded. Net postretirement benefit cost since the Initial Public Offering include the following components:

                                                1995
   Service cost (benefits attributed to
     service during the period)  . . . . .       $43
   Interest on APBO  . . . . . . . . . . .        23
   Net amortization and deferral . . . . .        (1)
                                                 ---
   Net postretirement benefit cost . . . .       $65
                                                 ===

   The assumed health care cost trend rate was approximately 11%, declining annually to a rate of 6% by the year 2005, and remaining level thereafter. Increasing the rate by 1 percentage point in each year would increase the APBO as of December 31, 1995 by $40 and the net postretirement benefit cost for 1995 by $6. The weighted-average discount rates used in determining the APBO for 1995 was 7.25%.

   Prior to the Offering, substantially all retired employees of Midwest Express participated in unfunded health care and life insurance benefit plans of Kimberly-Clark. The portion of postretirement health care and life insurance benefits costs attributable to Midwest Express' employees and reflected in the accompanying income statements was $200, $239 and $224 in 1995, 1994 and 1993, respectively.

   Defined Contribution Plans

   The Company has two voluntary defined contribution investment plans which cover substantially all employees. Under these plans, the Company matches a portion of employee contributions. Following the Offering, the Company made a one-time contribution of 55,500 shares of its common stock to the Midwest Express investment plan for the benefit of Midwest Express employees. The portion of costs under these plans attributable to the Company and reflected in the accompanying income statements was $1,958, $767 and $577 in 1995, 1994 and 1993, respectively.

   Other Postemployment Benefits

   During 1995, Midwest Express established an unfunded employee welfare benefit plan to provide severance benefits for a select group of pilots who have attained age forty-five and have at least ten years of service. Under the plan, Midwest Express will provide lump sum cash severance payments to certain pilots who have involuntarily terminated employment due to the loss of their pilot's license with the Federal Aviation Administration, other than for cause. The plan's transition obligation of $514 is being amortized on a straight-line basis over a 10-year period. The expense recognized under the plan was $195 in 1995.

   Note 8. Stock Option Plan

   The Company's Stock Option Plan ("Plan") became effective at the date of the Initial Public Offering but is subject to stockholder approval. The Plan provides that the Compensation Committee of the Board of Directors may grant options, at their discretion, to purchase shares of common stock to certain employees. An aggregate of 250,000 shares of common stock are reserved for issuance under the Plan.

   Under the Plan, an aggregate of 130,000 options to purchase an equal number of shares of Common Stock have been granted to employees of the Company. The exercise price of $18 per share was equal to the fair market value of Common Stock on the September 22, 1995 grant date. These options are subject to the stockholders approving the Plan at the 1996 Annual Meeting. Options under the grants described above become exercisable 30% after the first year following grant, an additional 30% after the second year and the remaining 40% after the third year. The options may be exercised following vesting and expire ten years after the date of grant. No options were exercisable at December 31, 1995.

   Note 9. Income Taxes

   The provision for income taxes for the years ended December 31, 1995, 1994 and 1993 consisted of the following:

                                 1995          1994          1993
    Currently payable:
    Federal . . . . . . . .     $ 8,260        $2,460       $3,993
    State . . . . . . . . .       1,960           600          405
                                 ------        ------       ------
                                 10,220         3,060        4,398
                                 ------        ------       ------
    Deferred:
    Federal . . . . . . . .       2,077         1,095        1,255
    State . . . . . . . . .         100            21          261
                                 ------         -----       ------
                                  2,177         1,116        1,516
                                 ------         -----       ------
    Total provision for
     income taxes   . . . .     $12,397        $4,176       $5,914
                                =======        ======       ======

   A reconciliation of income taxes at the U.S. federal statutory tax rate to the effective tax rate follows:

                                             1995         1994       1993

   Tax at statutory U.S. tax rates . . .    35.0%       35.0%       35.0%
   State income taxes, net of federal
     benefit . . . . . . . . . . . . . .     4.2         3.7         2.9
   Effect of increase in U.S. statutory
     rates . . . . . . . . . . . . . . .      -           -          1.2
   Other, net  . . . . . . . . . . . . .     0.1        (0.2)        0.3
                                            ----       -----        ----
   Provision for income taxes  . . . . .    39.3%       38.5%       39.4%
                                            ====        ====        ====

   Temporary differences which gave rise to the deferred tax assets and liabilities are comprised of the following:


                                          1995           1994
   Current deferred income tax
     assets (liabilities)
     attributable to:
   Accrued liabilities . . . . . . .     $1,521          $1,813
   Maintenance expense liability . .      1,529             830
   Prepaid pension . . . . . . . . .          -          (1,051)
   Other . . . . . . . . . . . . . .        203             107
                                          -----          ------
   Net current deferred tax benefit      $3,253          $1,699


   Noncurrent deferred income tax
     assets (liabilities)
     attributable to:
   Excess of tax over book
     depreciation  . . . . . . . . .   $(20,056)       $(15,193)
   Maintenance expense liability . .      4,061           3,464
   Pension liability . . . . . . . .        979               -
   Other . . . . . . . . . . . . . .      1,285             258
                                        -------         -------
   Net noncurrent deferred tax
     liability . . . . . . . . . . .   $(13,731)       $(11,471)
                                        =======         =======

   In connection with the Initial Public Offering, the Company, Midwest Express, Astral, and Kimberly-Clark entered into a Tax Allocation and Separation Agreement ("Tax Agreement"). Pursuant to the Tax Agreement, the Company is treated for tax purposes as if it purchased all of Midwest Express' assets, and as a result, the tax bases of Midwest Express' assets were increased to the deemed purchase price of the assets. The tax on the amount of the gain on the deemed asset purchase was paid by Kimberly-Clark. This additional basis is expected to result in increased income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company. Pursuant to the Tax Agreement, the Company will pay to Kimberly-Clark the amount of the tax benefit associated with this additional basis (retaining 10% of the tax benefit), as realized on a quarterly basis, calculated by comparing the Company's actual taxes to the taxes that would have been owed had the increase in basis not occurred.
   In the event of certain business combinations or other acquisitions involving the Company, tax benefit amounts thereafter will not take into account, under certain circumstances, income, losses, credits or carryovers of businesses other than those historically conducted by Midwest Express or the Company. Except for the 10% benefit, the effect of the Tax Agreement is to put the Company in the same financial position it would have been in had there been no increase in the tax bases of Midwest Express' assets. The effect of the retained 10% benefit upon the income tax provision was not considered significant.

   On September 27, 1995, the Company entered into a Closing Matters Agreement with Kimberly-Clark which may result in post-closing adjustments in connection with actual filings of tax returns for the short tax year ended September 27, 1995.


   Note 10. Related Party Transactions

   Prior to the Initial Public Offering, Kimberly Clark provided various administrative and financial services to the Company, including management information systems, employee benefits administration, legal, tax, treasury, accounting and risk management services, and certain other corporate staff and support services. Costs allocated to the Company for these services were based on methods that management believes are reasonable including use of time estimates, headcount and transaction statistics, and similar activity based data.

   Concurrently with the consummation of the Offering, the Company and Kimberly-Clark entered into a shared services agreement giving the Company the right to continue to receive certain of these services ("Shared Services Agreement"). The Shared Services Agreement extends to December 31, 1996, but may be terminated earlier by the Company. Further, the Company has the right to elect whether to receive any individual services and may choose to cease receiving any individual service at any time. The fees payable by the Company to Kimberly-Clark under the Shared Services Agreement have been and will continue generally to be at the rates approximately equivalent to Kimberly-Clark's cost of providing these services, and are payable on a monthly basis. The actual costs to be incurred by the Company in the future to replace the services provided and costs incurred by Kimberly-Clark may differ from allocated amounts due to differences in scale, organizational structure, management structure and other factors.

   The costs allocated and other intercompany transactions between Kimberly-Clark and affiliated companies and the Company were as follows for the years ended December 31, 1995, 1994 and 1993:

                                 1995         1994         1993
   Operating revenues  . . .   $4,106        $4,588       $5,096
   Operating expenses  . . .   (1,260)       (1,860)      (2,353)
   Interest expense  . . . .       -           (945)        (895)
   Interest income . . . . .    1,428           509           -

   Prior to the Initial Public Offering, the Company had participated in Kimberly-Clark's cash management program, under which the Company's cash needs were funded by Kimberly-Clark, and the Company's excess cash was advanced to Kimberly-Clark. Under loan agreements between Kimberly-Clark and the Company, the Company incurred interest expense on amounts it owed to Kimberly-Clark. The amounts owed or advanced to Kimberly-Clark were recorded on the Company's 1994 and 1993 financial statements as short-term intercompany payables or receivables, respectively.

   Note 11.  Supplemental Data - Analysis of Allowance for Doubtful Accounts

                                           Year Ended December 31,
                                           1995      1994      1993

    Balance at beginning of period  . .  $ 125    $   94     $ 122
    Charged to expense  . . . . . . . .    317       115        86
    Write-offs of uncollectible
     accounts   . . . . . . . . . . . .   (135)      (84)     (114)
                                          ----      ----      ----
    Balance at end of period  . . . . .  $ 307     $ 125     $  94
                                          ====      ====      ====

   Note 12. Commitments and Contingencies

   At December 31, 1995, the Company had purchase commitments approximating $4,229 for capital expenditures.

   The Company has granted registration rights to Kimberly-Clark. Pursuant to these rights, Kimberly-Clark has the right to demand two registrations of the shares of the Company's common stock held by it at the Company's expense. In addition, Kimberly-Clark has the right to participate in any registration of shares of the Company.

   The Equal Employment Opportunity Commission ("EEOC") filed charges against the Company on July 8, 1992 alleging employee discrimination. The EEOC proposed a conciliation agreement that would have called for the Company to pay to publish notice of a settlement in local newspapers, make $1,010 available as a fund for persons allegedly rejected from employment, pay back pay in the amount of $94, and pay an additional $15 for each person identified as a class member. The Company has denied the allegations by the EEOC and intends to vigorously defend itself against the charges unless a settlement can be reached that would make it economically impractical to contest the charges. The accompanying financial statements do not reflect any liability with respect to these charges.

   In addition to the pending suit against the Company by the EEOC, the Company is a party to routine litigation incidental to its business. In the opinion of management, the final disposition of these matters will have no material adverse effect on the consolidated financial statements.

                            [Inside back cover]

                         [Midwest Express Airlines logo]


                    [Picture of Midwest Express Airlines jet]

   Midwest Express Airlines operates a single-class, premium service passenger jet airline that caters primarily to business travelers and serves selected major business destinations throughout the United States from operations bases in Milwaukee and Omaha.

   [Picture of Astral turboprop aircraft]

   Skyway Airlines provides scheduled commuter air service between Milwaukee and over twenty Midwestern cities that feeds passenger traffic into the Midwest Express route system and also provides point-to-point service to selected markets.

   Skyway Airlines, The Midwest Express Connection, features Beechcraft 1900D turboprop aircraft with a stand-up cabin.

          [closeup of      [picture of     [picture of     [picture of
         leather seat]        meal]       seats inside       flight
                                            aircraft]      attendant]

   Recent editions of the Zagat Airline Survey, Conde Nast Traveler and a leading consumer magazine have named Midwest Express the overall best airline in the United States. For competitive coach or discounted fares, passengers enjoy the luxury of an extra-wide leather seat, fine dining and exceptional service.

   No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus in connection with the offering made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholder or any of the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the dates as of which information is given in this Prospectus. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.
                              _____________________

                                Table of Contents
                                                                       Page

   Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . .   3
   Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
   The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
   Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . .  15
   Price Range of Common Stock and Dividend Policy . . . . . . . . . .  15
   Selected Historical Financial and
    Operating Data . . . . . . . . . . . . . . . . . . . . . . . . . .  17
   Management's Discussion and Analysis of
    Financial Condition and Results
    of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . .  25
   Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
   Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
   Certain Transactions  . . . . . . . . . . . . . . . . . . . . . . .  60
   Relationship with Kimberly-Clark  . . . . . . . . . . . . . . . . .  61
   Principal Stockholders and Selling Stockholder  . . . . . . . . . .  62
   Description of Capital Stock  . . . . . . . . . . . . . . . . . . .  63
   Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . . . .  68
   Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . .  69
   Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  69
   Available Information . . . . . . . . . . . . . . . . . . . . . . .  69
   Index to Consolidated Financial Statements  . . . . . . . . . . . .  F-1



   1,158,571 Shares



   Midwest Express
   Holdings, Inc.


   Common Stock
   ($.01 par value)



                                     [Logo]




   Salomon Brothers Inc

   Robert W. Baird & Co.
        Incorporated


   Prospectus

   Dated               , 1996

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 13.  Other Expenses of Insurance and Distribution.

    Securities and Exchange Commission          14,500
     filing fee . . . . . . . . . . . . . .
    NASD fees . . . . . . . . . . . . . . .      4,700
    Blue sky fees (including legal fees) and    12,800
     expenses   . . . . . . . . . . . . . .
    Printing and engraving  . . . . . . . .     70,000
    Accountants' fees and expenses  . . . .     10,000
    Legal fees and expenses . . . . . . . .     80,000
    Miscellaneous . . . . . . . . . . . . .      8,000
                                              --------
                   Total  . . . . . . . . .   $200,000
                                              ========

   __________________________
        All of the above fees, costs and expenses will be paid by the Company. Other than the SEC filing fee and the NASD fee, all fees and expenses are estimated.

   Item 14.  Indemnification of Directors and Officers.

        Pursuant to the Wisconsin Business Corporation Law, ("WBCL") and the Company's By-Laws, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his duties to the Company and such breach or failure constituted: (a) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonably cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. The WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance or expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the WBCL, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

        Expenses for the defense of any action for which indemnification may be available are required to be advanced by the Company under certain circumstances.

        The Company also maintains director and officer liability insurance against certain claims and liabilities which may be made against the Company's former, current or future directors or officers.

        The indemnification provided by the WBCL and the Company's By-Laws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

   Item 15.  Recent Sales of Unregistered Securities.

             The Company issued 6,428,571 shares of Common Stock to K-C Nevada, Inc. immediately prior to the Company's initial public offering of Common Stock in September 1995. See "Relationship with Kimberly-Clark" in the Prospectus. The Company believes the issuance of Common Stock to K-C Nevada, Inc. in such transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to
   Section 4(2) thereof.

   Item 16.  Exhibits and Financial Statement Schedules.

             (a) Exhibits. The exhibits filed herewith are as specified on the Exhibit Index included herein.

             (b)  Financial Statement Schedules.  None

   Item 17.  Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, and State of Wisconsin, on this 8th day of May, 1996.


                                      MIDWEST EXPRESS HOLDINGS, INC.


                                      By:  /s/ Timothy E. Hoeksema
                                           Timothy E. Hoeksema
                                           Chairman of the Board, President
                                             and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below as of May 8, 1996 by the following persons in the capacities indicated. Each person whose signature appears below constitutes and appoints Timothy E. Hoeksema, Brenda F. Skelton and Roland E. Breunig, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any amendment or registration statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


    /s/ Timothy E. Hoeksema           Chairman of the Board,
    Timothy E. Hoeksema               President, Chief Executive
                                      Officer and Director
                                      (Principal Executive
                                      Officer)

    /s/ Brenda F. Skelton             Senior Vice President -
    Brenda F. Skelton                 Marketing and Customer
                                      Service and Director

    /s/ Roland E. Breunig             Vice President, Chief
    Roland E. Breunig                 Financial Officer and
                                      Treasurer
                                      (Principal Financial
                                      Officer)

    /s/ Robert S. Bahlman             Controller (Principal
    Robert S. Bahlman                 Accounting Officer)


    /s/ Albert J. DiUlio, S.J.        Director
    Albert J. DiUlio, S.J.


    /s/ John F. Bergstrom             Director
    John F. Bergstrom



    /s/ Oscar C. Boldt                Director
    Oscar C. Boldt


    /s/ James G. Grosklaus            Director
    James G. Grosklaus


    /s/ David H. Treitel              Director
    David H. Treitel


    /s/ Frederick P. Stratton, Jr.    Director
    Frederick P. Stratton, Jr.


    /s/ John W. Weekly                Director
    John W. Weekly


    /s/ Thomas J. Falk                Director
    Thomas J. Falk

                                  EXHIBIT INDEX

    Exhibit
       No.
    ( 1.0)     Underwriting Agreement (preliminary form).
    ( 3.1)     Restated Articles of Incorporation of the
               Registrant (incorporated by reference to Exhibit
               3.1 of the Company's registration statement on
               Form 8-B filed May 2, 1996 (File No. 1-13934)).
    ( 3.2)     Bylaws of the Registrant (incorporated by
               reference to Exhibit 3.2 to the Company's
               registration statement on Form 8-B filed May 2,
               1996 (File No. 1-13934)).
    ( 3.3)     Articles of Amendment relating to Series A Junior
               Participating Preferred Stock (incorporated by
               reference to Exhibit 3.3 to the Company's
               registration statement on Form 8-B filed May 2,
               1996 (File No. 1-13934)).
    ( 4.1)     Credit Agreement among Firstar Bank Milwaukee,
               N.A., M&I Marshall & Ilsley Bank, Bank One,
               Milwaukee, N.A. and Midwest Express Holdings,
               Inc., dated September 27, 1995 (incorporated by
               reference to Exhibit 4.1 to the Company's
               Quarterly Report on Form 10-Q for the quarter
               ended September 30, 1995 (File No. 1-13934)).
    ( 4.2)     Credit Agreement between Kimberly-Clark
               Corporation and Midwest Express Holdings, Inc.,
               dated September 27, 1995 (incorporated by
               reference to Exhibit 4.2 to the Company's
               Quarterly Report on Form 10-Q for the quarter
               ended  September 30, 1995 (File No. 1-13934)).
    ( 4.3)     Rights Agreement, dated February 14, 1996,
               between Midwest Express Holdings, Inc. and
               Firstar Trust Company (incorporated by reference
               to Exhibit 4.1 to the Company's Registration
               Statement on Form 8-A filed February 15, 1996
               (File No. 1-13934)).
    ( 4.4)     Amendment to the Rights Agreement, dated April
               19, 1996, between Midwest Express Holdings, Inc.
               and Firstar Trust Company (incorporated by
               reference to Exhibit 4.1 to the Company's
               registration statement on Form 8-B filed May 2,
               1996 (File No. 1-13934)).
    ( 5.0)     Opinion of Foley & Lardner.
    (10.1)     Lease Agreement between Milwaukee County and
               Midwest Express Airlines, Inc., dated May 12,
               1988 (incorporated by reference to Exhibit 10.4
               to the Company's Registration Statement on Form
               S-1, File No. 33-95212 (the "S-1")).
    (10.2)     Airline Lease, as amended, between Milwaukee
               County and Midwest Express Airlines, Inc., dated
               October 1, 1984 (incorporated by reference to
               Exhibit 10.5 to the S-1).
    (10.3)     Omaha Airport Authority Agreement and Lease at
               Eppley Airfield with Midwest Express Airlines,
               Inc. between the Airport Authority of the City of
               Omaha and Midwest Express (incorporated by
               reference to Exhibit 10.6 to the S-1).
    (10.4)     Airline Lease, as amended, between Milwaukee
               County and Astral Aviation, Inc., dated November
               23, 1994 (incorporated by reference to Exhibit
               10.7 to the S-1).
    (10.5)     Lease Agreement between Milwaukee County and
               Phillip Morris Incorporated, dated October 7,
               1982, to which Astral Aviation, Inc. has
               succeeded as lessee (incorporated by reference to
               Exhibit 10.8 to the S-1).
    (10.6)     Building Lease between Chocolate Chip Limited
               Partnership and Midwest Express Airlines, Inc.,
               dated June 30, 1995 (incorporated by reference to
               Exhibit 10.9 to the S-1).
    (10.7)     Lease Intended for Security, as supplemented,
               between Norwest Bank, National Association and
               Astral Aviation, Inc., dated May 25, 1994
               (incorporated by reference to Exhibit 10.10 to
               the S-1).
    (10.8)     Participation Agreement, as amended, among Astral
               Aviation, Inc., Kimberly-Clark Corporation and
               Norwest Bank, National Association, dated May 25,
               1994 (incorporated by reference to Exhibit 10.11
               to the S-1).
    (10.9)     Tax Allocation and Separation Agreement among
               Kimberly-Clark Corporation, K-C Nevada, Inc.,
               Midwest Express Holdings, Inc., Midwest Express
               Airlines, Inc., and Astral Aviation, Inc., dated
               September 27, 1995 (incorporated by reference to
               Exhibit 10.1 to the Company's Quarterly Report on
               Form 10-Q for the quarter ended September 30,
               1995 (File No. 1-13934)).
    (10.10)    Shared Services Agreement between Kimberly-Clark
               Corporation and Midwest Express Holdings, Inc.,
               dated September 27, 1995 (incorporated by
               reference to Exhibit 10.2 to the Company's
               Quarterly Report on Form 10-Q for the quarter
               ended September 30, 1995 (File No. 1-13934).
    (10.11)    Guarantee Fee Agreement between Kimberly-Clark
               Corporation and Midwest Express Holdings, Inc.,
               dated September 27, 1995 (incorporated by
               reference to Exhibit 10.3 to the Company's
               Quarterly Report on Form 10-Q for the quarter
               ended September 30, 1995 (File No. 1-13934)).
    (10.12)    Employee Matters Agreement between Kimberly-Clark
               Corporation and Midwest Express Holdings, Inc.,
               dated September 27, 1995 (incorporated by
               reference to Exhibit 10.4 to the Company's
               Quarterly Report on Form 10-Q for the quarter
               ended September 30, 1995 (File No. 1-13934)).
    (10.13)    Closing Matters Agreement between Kimberly-Clark
               Corporation and Midwest Express Airlines, Inc.,
               dated September 26, 1995 (incorporated by
               reference to Exhibit 10.5 to the Company's
               Quarterly Report on Form 10-Q for the quarter
               ended September 30, 1995 (File No. 1-13934)).
    (10.14)    Stock Agreement between K-C Nevada, Inc. and
               Midwest Express Holdings, Inc., dated September
               27, 1995 (incorporated by reference to Exhibit
               No. 2 to the Schedule 13D of Kimberly-Clark
               Corporation filed on October 10, 1995 with
               respect to the common stock, $.01 par value, of
               the Company).
    (10.15)    Registration Rights Agreement between K-C Nevada,
               Inc. and Midwest Express Holdings, Inc., dated
               September 27, 1995 (incorporated by reference to
               Exhibit No. 3 to the Schedule 13D of Kimberly-
               Clark Corporation filed on October 10, 1995 with
               respect to the common stock, $.01 par value, of
               the Company).
    (10.16)    Midwest Express Holdings, Inc. 1995 Stock Option
               Plan, dated February 14, 1996 (incorporated by
               reference to Exhibit 4.2 to the Company's
               Registration Statement on Form S-8 (File No. 333-
               1554)).
    (10.17)    Midwest Express Holdings, Inc. 1995 Stock Plan
               for Outside Directors, dated February 14, 1996
               (incorporated by reference to Exhibit 4.2 to the
               Company's Registration Statement on Form S-8
               (File No. 333-1552)).
    (10.18)    Annual Incentive Compensation Plan, dated
               December 31, 1995 (incorporated by  reference to
               Exhibit 10.18 to the Company's Annual Report on
               Form 10-K for the year ended December 31, 1995
               (File No. 1-13934)).
    (10.19)    Supplemental Benefits Plan (incorporated by
               reference to Exhibit 10.19 to the Company's
               Annual Report on Form 10-K for the year ended
               December 31, 1995 (File No. 1-13934)).
    (10.20)    Form of Key Executive Employment and Severance
               Agreement between Midwest Express Holdings, Inc.
               and each of Timothy E. Hoeksema, Brenda F.
               Skelton, Dennis J. Crabtree and Roland E. Breunig
               (incorporated by reference to Exhibit 10.20 to
               the Company's Annual Report on Form 10-K for the
               year ended December 31, 1995 (File No. 1-13934)).
    (10.21)    Form of Key Executive Employment and Severance
               Agreement between Midwest Express Holdings, Inc.
               and each of Robert S. Bahlman, Rex J. Kessler,
               Carol J. Reimer, Peter J. Van Hoof, Richard J.
               Nelson and Dennis J. O'Reilly (incorporated by
               reference to Exhibit 10.21 to the Company's
               Annual Report on Form 10-K for the year ended
               December 31, 1995 (File No. 1-13934)).
    (21)       Subsidiaries of Midwest Express Holdings, Inc.
               (incorporated by reference to Exhibit 21 to the
               Company's Annual Report on Form 10-K for the year
               ended December 31, 1995 (File No. 1-13934)).
    (23.1)     Consent of Deloitte & Touche LLP.
    (23.2)     Consent of Foley & Lardner (contained in Exhibit
               5).
    (24)       Power of Attorney (included on the signature page
               of the Registration Statement).